                                            Filed Pursuant to Rule 424(b)(4)
                                            Registration No. 333-31382
LOGO

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4,000,000 SHARES

COMMON STOCK
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This is the initial public offering of Stanford Microdevices, Inc. and we are offering 4,000,000 shares of our common stock. Our common stock has been approved for listing on the Nasdaq National Market under the symbol "SMDI."

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                               UNDERWRITING
                                                                DISCOUNTS       PROCEEDS TO
                                              PRICE TO             AND            STANFORD
                                               PUBLIC          COMMISSIONS      MICRODEVICES
Per share                                  $12.00              $0.84            $11.16
Total                                      $48,000,000         $3,360,000       $44,640,000

We have granted the underwriters the right to purchase up to 600,000 additional shares to cover over-allotments.

DEUTSCHE BANC ALEX. BROWN
                   BANC OF AMERICA SECURITIES LLC
                                    CIBC WORLD MARKETS
                                                 ROBERTSON STEPHENS
The date of this prospectus is May 24, 2000

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that investors should consider before investing in our common stock. Investors should carefully read the entire prospectus, including "Risk Factors" and the financial statements, before making an investment decision.

                                  OUR BUSINESS

     We are a leading designer and supplier of high performance radio frequency, or RF, components for communications equipment. Our products are used primarily in wireless communications equipment to enable and enhance the transmission and reception of voice and data signals. Our customers include communications equipment manufacturers and a private label reseller of our RF components. We design our products to meet the rapidly evolving performance requirements for mobile wireless applications, such as cellular and mobile data networks, broadband wireline applications, such as coaxial cable and fiber optic networks, and fixed wireless applications, such as local and wide area site-to-site data networks.

     We offer a broad line of products that range in complexity from discrete components to integrated circuits and multi-component modules. We believe our products are well suited for existing and future communications networks which are expected to be increasingly centered on data transmission in addition to voice. We have adopted a fabless operating strategy, which we believe is unique in the RF components industry. We outsource the manufacturing of our semiconductor wafers to several wafer fabrication facilities, or third-party wafer fabs, that use leading-edge process technologies. We focus internally on our RF design and development expertise and select what we believe to be the optimal process technology for any given application without the constraint of a captive wafer fab facility. Our fabless operating strategy, combined with our RF design and test expertise, gives us the flexibility necessary to deliver a comprehensive line of high quality products at compelling prices to our customers.

     Our objective is to become the leading supplier of RF components for wireless and broadband wireline communications infrastructure equipment. We intend to achieve this objective by providing a comprehensive portfolio of high performance and high value standard and customized RF components optimized for their target applications. We recently established a separate business unit focused on developing customized products for our customers' specific RF applications. We plan to focus on expanding our product development initiatives in wireless and broadband wireline infrastructure markets. We will also continue to invest in research and development in the areas of semiconductor materials, device modeling, RF circuit design, packaging technology, and test and measurement.

     We sell our products worldwide through U.S.-based distributors, through a private label reseller who sells our products under its brand and through our direct sales force. Our products are also sold through a worldwide network of independent sales representatives whose orders are fulfilled either by us or our distributors. We are expanding our marketing efforts to create awareness for our products within our target markets and to support our direct and indirect sales efforts.

     We were incorporated in California on May 20, 1985 as Matrix Microassembly Corporation. We began doing business as Stanford Microdevices in 1992. On November 21, 1997 we reincorporated in Delaware as Stanford Microdevices, Inc. Our principal executive offices are located at 726 Palomar Avenue, Sunnyvale, California 94086. Our telephone number at that location is (408) 616-5400. Our web site is located at www.stanfordmicro.com. The information contained on, or linked to, our web site does not constitute part of this prospectus.

                                  THE OFFERING

Common stock offered by Stanford Microdevices........  4,000,000 shares
Common stock to be outstanding after this offering...  25,595,682 shares
Use of proceeds......................................  For working capital and general corporate purposes. See "Use of Proceeds" on page 16 for
                                                       more detailed information.
Nasdaq National Market symbol........................  SMDI

     The number of shares of common stock to be outstanding upon completion of this offering is based on the number of shares outstanding as of March 31, 2000. This number assumes the conversion into common stock of all of our mandatorily redeemable convertible preferred stock outstanding on that date and the net exercise of outstanding warrants to purchase 687,500 shares of our common stock and excludes:

     - 5,266,530 shares subject to outstanding options under our Amended and Restated 1998 Stock Plan;

     - 1,667,818 shares plus annual increases available for future option grants under our Amended and Restated 1998 Stock Plan; and

     - 300,000 shares plus annual increases that will be available for issuance under our 2000 Employee Stock Purchase Plan upon completion of this offering.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                     THREE MONTHS
                                                                                                         ENDED
                                                            YEAR ENDED DECEMBER 31,                    MARCH 31,
                                               -------------------------------------------------   -----------------
                                                  1995        1996     1997     1998      1999      1999      2000
                                               -----------   ------   ------   ------   --------   ------   --------
                                               (UNAUDITED)                                            (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenues.................................    $3,185      $4,712   $6,898   $8,231   $ 18,065   $2,877   $  7,264
Gross profit.................................       828       1,484    2,928    3,377      8,069    1,222      4,379
Income (loss) from operations................       149         125    1,165      373     (2,523)     159        176
Net income (loss)............................       137         101    1,105      279     (2,554)     114        206
Net income (loss) applicable to common
  stockholders...............................       137         101    1,105      279    (24,411)     114    (25,718)

Pro forma net income (loss) (unaudited)......                                           $ (2,666)  $   90   $    206
Pro forma basic net income (loss) per share
  (unaudited)................................                                           $  (0.16)           $   0.01
Pro forma diluted net income (loss) per share
  (unaudited)................................                                           $  (0.16)           $   0.01
Shares used to compute pro forma basic net
  income (loss) per share (unaudited)........                                             16,818              21,644
Shares used to compute pro forma diluted net
  income (loss) per share (unaudited)........                                             16,818              26,283

     See Note 1 of the Notes to Consolidated Financial Statements for an explanation of the determination of the number of shares used to compute the pro forma basic and diluted per share amount.

                                                                       AS OF MARCH 31, 2000
                                                                           (UNAUDITED)
                                                              --------------------------------------
                                                                                          PRO FORMA
                                                               ACTUAL      PRO FORMA     AS ADJUSTED
                                                              --------    -----------    -----------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $  3,777      $ 3,777        $46,817
Working capital.............................................     7,240        7,240         50,280
Total assets................................................    23,625       23,625         66,665
Long term obligations, less current portion.................     1,608        1,608          1,608
Mandatorily redeemable convertible preferred stock..........    64,781           --             --
Total stockholders' equity (net capital deficiency).........   (53,021)      11,760         54,800

     The pro forma balance sheet data summarized above assumes the conversion of all outstanding shares of mandatorily redeemable convertible preferred stock into common stock upon completion of this offering on a one-to-one basis. The pro forma as adjusted data above adjusts the pro forma amounts to reflect the application of the net proceeds from the sale of 4,000,000 shares of common stock offered by us at the initial public offering price of $12.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

     Stanford Microdevices is our trademark. All other brand names or trademarks appearing in this prospectus are the property of their respective holders.

                           -------------------------

     Unless otherwise indicated, all information in this prospectus assumes:

     - that the underwriters have not exercised their option to purchase additional shares;

     - conversion of all shares of mandatorily redeemable convertible preferred stock into shares of common stock upon completion of this offering;

     - the net exercise of outstanding warrants to purchase 687,500 shares of common stock;

     - the filing of an amended and restated certificate of incorporation upon completion of this offering, to increase our authorized common stock and authorize a class of 5,000,000 shares of undesignated preferred stock; and

     - that our first fiscal quarter ends on March 31, 2000 for convenience of presentation. The actual ending date of the first quarter of fiscal 2000 was April 2, 2000.

                                  RISK FACTORS

     This offering involves a high degree of risk. Investors should carefully consider the risks and uncertainties and the other information in this prospectus before deciding whether to invest in shares of our common stock. Any of the following risks could cause the trading price of our common stock to decline.

                         RISKS RELATED TO OUR BUSINESS

WE MAY NOT MEET QUARTERLY FINANCIAL EXPECTATIONS, WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE.

     Our quarterly operating results are likely to vary significantly in the future based upon a number of factors related to our industry and the markets for our products, over many of which we have little or no control. We operate in a highly dynamic industry and future results could be subject to significant fluctuations, particularly on a quarterly basis. These fluctuations could cause us to fail to meet quarterly financial expectations, which could cause our stock price to decline rapidly and significantly. Factors contributing to the volatility of our stock price include:

     - the timing and success of new product and technology introductions by us or our competitors;

     - availability of raw materials, semiconductor wafers and manufacturing capacity or fluctuations in our manufacturing yields;

     - changes in selling prices for our integrated circuits due to competitive or currency exchange rate pressures;

     - changes in our product mix;

     - changes in the relative percentage of products sold through distributors as compared to direct sales;

     - market acceptance of our products; and

     - changes in customer purchasing cycles.

     Due to the factors discussed above, investors should not rely on quarter-to-quarter comparisons of our results of operations as indicators of future performance.

OUR RELIANCE ON THIRD-PARTY WAFER FABS TO MANUFACTURE OUR SEMICONDUCTOR WAFERS MAY CAUSE A SIGNIFICANT DELAY IN OUR ABILITY TO FILL ORDERS AND LIMITS OUR ABILITY TO ASSURE PRODUCT QUALITY AND TO CONTROL COSTS.

     We do not own or operate a semiconductor fabrication facility. We currently rely on four third-party wafer fabs to manufacture substantially all of our semiconductor wafers. Each of these third-party wafer fabs is our sole source for wafers manufactured using a particular process technology. Substantially all of our products sold in 1999 and a majority of our products during the first three months of 2000 were manufactured in gallium arsenide by TRW. The supply agreement with TRW provides us with a guaranteed supply of wafers through December 31, 2000. We may not be able to negotiate an extension to this agreement on favorable terms, if at all. We also may not be successful in forming an alternative supply arrangement that provides us with a sufficient supply of gallium arsenide wafers. In addition, we have only recently begun working with two of our four principal third-party wafer fabs. The loss of one of our third-party wafer fabs, in particular TRW, or any delay or reduction in wafer supply will impact our ability to fulfill customer orders, perhaps materially, and could damage our relationships with our customers, either of which would significantly harm our business and operating results. Because there are limited numbers of third-party wafer fabs that use the particular process technologies we select for our products and that have sufficient capacity to meet our needs, using alternative or additional third-party wafer fabs would require an extensive qualification process that could prevent or delay product shipments.

     Our reliance on these third-party wafer fabs involves several additional risks, including reduced control over the manufacturing costs, delivery times, reliability and quality of our components produced from these wafers. The fabrication of semiconductor wafers is a highly complex and precise process. Minute impurities, difficulties in the fabrication process, defects in the masks used to print circuits on a wafer, wafer breakage or other factors can cause a substantial percentage of wafers to be rejected or numerous die on each wafer to be nonfunctional. We expect that our customers will continue to establish demanding specifications for quality, performance and reliability that must be met by our products. Our third-party wafer fabs may not be able to achieve and maintain acceptable production yields in the future. These risks are heightened with respect to our two newest third-party wafer fabs which have not yet produced wafers in volume for us. To the extent our third-party wafer fabs suffer failures or defects, we could experience lost revenues, increased costs, and delays in, cancellations or rescheduling of orders or shipments, any of which would harm our business.

     In the past, we have experienced delays in product shipments from our third-party wafer fabs, which in turn delayed product shipments to our customers. We may in the future experience similar delays or other problems, such as inferior wafer quality, reduced manufacturing yields and inadequate wafer supply.

OUR RELIANCE ON SUBCONTRACTORS TO PACKAGE OUR PRODUCTS COULD CAUSE A DELAY IN OUR ABILITY TO FULFILL ORDERS OR COULD INCREASE OUR COST OF REVENUES.

     We do not package the RF components that we sell but rather rely on subcontractors to package our products. Packaging is the procedure of electrically bonding and encapsulating the integrated circuit into its final protective plastic or ceramic casing. We provide the wafers containing the integrated circuits and, in some cases, packaging materials to third-party packagers. Although we currently work with five packagers, substantially all of our net revenues in 1999 and the first three months of 2000 were attributable to products packaged by one subcontractor, MPI Corporation of Manila, Philippines. A relative of one of our principal stockholders controls MPI. We do not have long-term contracts with our third-party packagers stipulating fixed prices or packaging volumes. Therefore, in the future we may be unable to obtain sufficient high quality or timely packaging of our products. The loss or reduction in packaging capacity of any of our current packagers, particularly MPI, would significantly damage our business. In addition, increased packaging costs will adversely affect our profitability.

     The fragile nature of the semiconductor wafers that we use in our components requires sophisticated packaging techniques and can result in low packaging yields. If our packaging subcontractors fail to achieve and maintain acceptable production yields in the future, we could experience increased costs, including warranty expense and costs associated with customer support, delays in or cancellations or rescheduling of orders or shipments, product returns or discounts and lost revenues, any of which would harm our business.

WE DEPEND ON TWO DISTRIBUTORS FOR A SIGNIFICANT PORTION OF OUR SALES, THE LOSS OF ANY ONE OF WHICH WOULD LIMIT OUR ABILITY TO SUSTAIN AND GROW OUR REVENUES.

     Historically, two distributors, Avnet Electronics Marketing and Richardson Electronics, have accounted for a significant portion of our sales. In 1999, sales through Richardson Electronics represented 38% of our net revenues and sales through Avnet Electronics Marketing represented 13% of our net revenues. In the three months ended March 31, 2000, sales through Richardson Electronics represented 39% of our net revenues and sales through Avnet Electronics Marketing represented 24% of our net revenues. These distributors principally purchase our standard components for resale to their customers. Our contracts with these distributors do not require them to purchase our products and may be terminated by them at any time without penalty. If our distributors fail to successfully market and sell our products, our revenues could be materially adversely affected. The loss of either of our current distributors and our failure to develop new and viable distribution relationships would limit our ability to sustain and grow our revenues.

WE DEPEND ON MINICIRCUITS LABORATORIES FOR A SUBSTANTIAL PORTION OF OUR REVENUES AND THE LOSS OF MINICIRCUITS AS A CUSTOMER OR A DECREASE IN PURCHASES BY MINICIRCUITS WOULD ADVERSELY AFFECT OUR REVENUES.

     Sales to Minicircuits Laboratories, a private label reseller of our products, account for a significant portion of our revenues. For example, 36% of our net revenues in 1998, 41% of our net revenues in 1999 and 31% of our net revenues in the three months ended March 31, 2000 were attributable to sales to Minicircuits. We expect that we will continue to rely on sales to Minicircuits for a significant portion of our future revenues. In addition to reselling products of Stanford Microdevices and other RF component suppliers, Minicircuits also designs and supplies their own RF components. Our current contract with Minicircuits does not require Minicircuits to purchase our products in the future. If we were to lose Minicircuits as a customer, or if Minicircuits substantially reduced its purchases, our business and operating results would be adversely affected.

STANFORD UNIVERSITY HAS FILED A LAWSUIT AGAINST US ALLEGING TRADEMARK INFRINGEMENT. IF THIS LAWSUIT IS DECIDED AGAINST US, WE COULD BE FORCED TO CHANGE OUR CORPORATE NAME, LOSE BRAND RECOGNITION, PAY DAMAGES AND INCUR SIGNIFICANT LITIGATION COSTS.

     On March 17, 2000, Stanford University filed a complaint against us in the United States District Court for the Northern District of California alleging, among other things, infringement by us of its trademark by our use of the name "Stanford" and by use of any logo containing the letter "S" on a red background. Stanford University has requested preliminary and permanent injunctions prohibiting us from infringing its trademark, and seeks compensatory damages, exemplary and punitive damages, costs and attorneys' fees. A hearing on Stanford University's request for a preliminary injunction was held by the District Court on May 8, 2000 and Stanford University was denied the preliminary injunction. Stanford University then filed a motion with the District Court for an emergency injunction pending appeal and on May 16, 2000 Stanford University was denied the emergency injunction. Stanford University has filed a notice of appeal to the United States Court of Appeals for the Ninth Circuit from the denial of the preliminary injunction and has filed a motion with the Court of Appeals for an emergency injunction pending the appeal. On May 22, 2000, the Court of Appeals denied the motion for an emergency injunction. Even though we have thus far successfully defeated requests for injunctions, if we ultimately lose the appeal from the denial of the preliminary injunction or the lawsuit, we may be prohibited from using our logo and/or corporate name. If we are prohibited from using our name or logo, our brand recognition that we have built over several years could be significantly impaired, which could severely damage our business and operating results. We would also need to invest significant capital in rebranding our products and, in general, our company. In addition, we may be liable for monetary damages and other costs of litigation. Even if we are entirely successful in defending the lawsuit, we may incur significant legal expenses and our management may expend significant time in the defense. See "Business -- Legal Proceedings" for a description of this litigation.

INTENSE COMPETITION IN OUR INDUSTRY COULD PREVENT US FROM INCREASING REVENUES AND SUSTAINING PROFITABILITY.

     The RF semiconductor industry is intensely competitive and is characterized by the following:

     - rapid technological change;

     - rapid product obsolescence;

     - shortages in wafer fabrication capacity;

     - price erosion; and

     - unforeseen manufacturing yield problems.

     We compete primarily with other suppliers of high-performance RF components used in the infrastructure of communications networks such as Agilent, Alpha Industries, Anadigics, Conexant, Infineon, M/A-COM, Minicircuits Laboratories, NEC, RF Micro Devices, TriQuint Semiconductor and Watkins-Johnson. We also compete with communications equipment manufacturers who manufacture RF components internally such as Ericsson, Lucent, Motorola and Nortel Networks. We expect increased competition both from existing competitors and from a number of companies that may enter the RF component market, as well as future competition from companies that may offer new or emerging technologies. In addition, many of our current and potential competitors have significantly greater financial, technical, manufacturing and marketing resources than we have. As a result, communications equipment manufacturers may decide not to buy from us due to their concerns about our size, financial stability or ability to interact with their logistics systems. Our failure to successfully compete in our markets would have a material adverse effect on our business, financial condition and results of operations.

OUR BUSINESS STRATEGY IS DEPENDENT ON SUCCESSFUL MARKETING AND SALES OF RF COMPONENTS PRODUCED USING THREE PROCESS TECHNOLOGIES WITH WHICH WE HAVE LIMITED EXPERIENCE.

     We shipped our first products using silicon germanium and indium gallium phosphide in the fourth quarter of 1999. In addition, although we plan to act as a reseller of products manufactured using the laterally diffused metal oxide semiconductor process, we have not yet generated any revenues from resale of these products. As a result, investors have a very limited basis upon which to evaluate the demand for, and market acceptance of, our products manufactured using these technologies. If our products using these technologies do not meet customer expectations or if the market for these products fails to develop or develops more slowly than we expect, our business would be harmed.

IF WE FAIL TO INTRODUCE NEW PRODUCTS IN A TIMELY AND COST-EFFECTIVE MANNER, OUR ABILITY TO SUSTAIN AND INCREASE OUR REVENUES COULD SUFFER.

     The markets for our products are characterized by frequent new product introductions, evolving industry standards and changes in product and process technologies. Because of this, our future success will in large part depend on:

     - our ability to continue to introduce new products in a timely fashion;

     - our ability to improve our products and to adapt to new process technologies in a timely manner;

     - our ability to adapt our products to support emerging and established industry standards; and

     - market acceptance of our products.

     We estimate that the development cycles of our products from concept to production could last up to 12 months. We have in the past experienced delays in the release of new products. We may not be able to introduce new products in a timely and cost-effective manner which would impair our ability to sustain and increase our revenues.

PRODUCT QUALITY, PERFORMANCE AND RELIABILITY PROBLEMS COULD DISRUPT OUR BUSINESS AND HARM OUR FINANCIAL CONDITION.

     Our customers demand that our products meet stringent quality, performance and reliability standards. RF components such as those we produce may contain undetected defects or flaws when first introduced or after commencement of commercial shipments. We have from time to time experienced product quality, performance or reliability problems. In addition, some of our products are manufactured using process technologies that are relatively new and for which long-term field performance data are not available. As a result, defects or failures may occur in the future relating to our product quality, performance and reliability. If these failures or defects occur, we could experience lost revenues, increased costs, including warranty expense and costs associated with customer support, delays in or cancellations or rescheduling of orders or shipments and product returns or discounts, any of which would harm our business.

SOURCES FOR CERTAIN COMPONENTS AND MATERIALS ARE LIMITED, WHICH COULD RESULT IN DELAYS OR REDUCTIONS IN PRODUCT SHIPMENTS.

     The semiconductor industry from time to time is affected by limited supplies of certain key components and materials. For example, we rely on limited sources for certain packaging materials. If we, or our packaging subcontractors, are unable to obtain these or other materials in the required quantity and quality, we could experience delays or reductions in product shipments, which would materially and adversely affect our profitability. Although we have not experienced any significant difficulty to date in obtaining these materials, these shortages may arise in the future. We cannot guarantee that we would not lose potential sales if key components or materials are unavailable, and as a result, we are unable to maintain or increase our production levels.

IF COMMUNICATIONS EQUIPMENT MANUFACTURERS INCREASE THEIR INTERNAL PRODUCTION OF RF COMPONENTS, OUR REVENUES WOULD DECREASE AND OUR BUSINESS WOULD BE HARMED.

     Currently, communications equipment manufacturers obtain their RF components by either developing them internally or by buying widely available standard RF components from third-party distributors. We have historically generated substantially all of our revenues through sales of standard components to these manufacturers through our distributors. If communications equipment manufacturers increase their internal production of RF components and reduce purchases of RF components from third parties, our revenues would decrease and our business would be harmed.

WE HAVE RECENTLY ESTABLISHED A BUSINESS UNIT FOCUSED ON DESIGNING RF COMPONENTS FOR SPECIFIC EQUIPMENT MANUFACTURERS. OUR FAILURE TO GROW THIS BUSINESS UNIT WOULD IMPAIR OUR ABILITY TO SUSTAIN AND INCREASE OUR REVENUES.

     Communications equipment manufacturers have begun to work directly with component suppliers such as us to design and build customized products for specific needs. We have recently established a business unit focused on designing RF components to meet these needs. Our business strategy is dependent in part on this business unit to sustain and increase our revenues. This business unit has not yet completed development of or shipped any products and we cannot guarantee that we will be successful in developing this business unit.

Development of this business unit will require us to expand our internal sales force and successfully install logistic and supply chain software and processes to manage this business unit. Each of these tasks will require significant management attention and expenditure of resources. Even with this attention and these expenditures, we may be unsuccessful in operating this business unit and this business unit may not generate any revenues.

     We may spend considerable sums developing components for a particular application or a potential customer. We do not expect that these customers will have any contractual obligation to purchase these products and we many never realize any revenues from sales of these products. In addition, if the recent trend of outsourcing the design and manufacture of customized components to third parties is reversed, we would not be able to execute this element of our business strategy.

THIRD-PARTY WAFER FABS WHO MANUFACTURE THE SEMICONDUCTOR WAFERS FOR OUR PRODUCTS MAY COMPETE WITH US IN THE FUTURE.

     Several third-party wafer fabs independently produce and sell RF components directly to communications equipment manufacturers. We currently rely on certain of these third-party wafer fabs to produce the semiconductor wafers for our products and, in the case of UltraRF, for the production of the RF components which we plan to resell to communications equipment manufacturers. These third-party wafer fabs possess confidential information concerning our products and product release schedules. We cannot guarantee that they would not use our confidential information to compete with us. Competition from these third-party wafer fabs may result in reduced demand for our products and could damage our relationships with these third-party wafer fabs, thereby harming our business.

PERCEIVED RISKS RELATING TO PROCESS TECHNOLOGIES WE MAY ADOPT IN THE FUTURE TO MANUFACTURE OUR PRODUCTS COULD CAUSE RELUCTANCE AMONG POTENTIAL CUSTOMERS TO PURCHASE OUR PRODUCTS.

     We may adopt new process technologies in the future to manufacture our products. Prospective customers of these products may be reluctant to purchase these products based on perceived risks of these new technologies. These risks could include concerns related to manufacturing costs and yields and uncertainties about the relative cost-effectiveness of products produced using these new technologies. If our products fail to achieve market acceptance, our business, financial condition and results of operations would be materially adversely affected.

WE MAY ENCOUNTER DIFFICULTIES IN MANAGING OUR GROWTH.

     We are experiencing a period of rapid growth and expansion that will continue to place a significant strain on our management and other resources. The number of our employees has increased from 24 at December 31, 1998 to 77 at December 31, 1999 and 91 at March 31, 2000. To accommodate this growth, we must implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of the accounting and other internal management systems. This may require substantial managerial and financial effort, and our efforts in this regard may not be successful. Our current systems, procedures and controls may not be adequate to support our operations. If we fail to improve our operational, financial and management information systems, or fail to effectively motivate or manage our new and future employees, our business could be harmed.

     Several members of our senior management joined us in 1999, including Robert Van Buskirk, our President and Chief Executive Officer, and Thomas Scannell, our Vice President,

Finance and Administration and Chief Financial Officer. We cannot guarantee that our management team will be able to continue to work together effectively or manage our growth successfully.

IF WE LOSE OUR KEY PERSONNEL OR ARE UNABLE TO ATTRACT AND RETAIN KEY PERSONNEL, WE MAY BE UNABLE TO PURSUE BUSINESS OPPORTUNITIES OR DEVELOP OUR PRODUCTS.

     We believe that our future success will depend in large part upon our continued ability to recruit, hire, retain and motivate highly skilled technical, marketing and managerial personnel, who are in great demand. Competition for these employees, particularly RF integrated circuit design engineers, is intense. Our failure to hire additional qualified personnel in a timely manner and on reasonable terms could adversely affect our business and profitability. In addition, from time to time we may recruit and hire employees from our customers, suppliers and distributors, which could damage our business relationship with these parties. Our success also depends on the continuing contributions of our senior management and technical personnel, all of whom would be difficult to replace. The loss of key personnel could adversely affect our ability to execute our business strategy, which could cause our results of operations and financial condition to suffer. We may not be successful in retaining these key personnel.

OUR LIMITED ABILITY TO PROTECT OUR PROPRIETARY INFORMATION AND TECHNOLOGY MAY ADVERSELY AFFECT OUR ABILITY TO COMPETE.

     Our future success and ability to compete is dependent in part upon our proprietary information and technology. None of our technology is currently patented. Instead, we rely on a combination of contractual rights and copyright, trademark and trade secret laws and practices to establish and protect our proprietary technology. We generally enter into confidentiality agreements with our employees, consultants, resellers, wafer suppliers, customers and potential customers, and strictly limit the disclosure and use of other proprietary information. The steps taken by us in this regard may not be adequate to prevent misappropriation of our technology. Additionally, our competitors may independently develop technologies that are substantially equivalent or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain or use our products or technology. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States.

OUR PRODUCTS COULD INFRINGE THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, AND RESULTING CLAIMS AGAINST US COULD BE COSTLY AND REQUIRE US TO ENTER INTO DISADVANTAGEOUS LICENSE OR ROYALTY ARRANGEMENTS.

     The semiconductor industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement and the violation of intellectual property rights. Although we attempt to avoid infringing known proprietary rights of third parties in our product development efforts, we expect that we may be subject to legal proceedings and claims for alleged infringement by us or our licensees of third-party proprietary rights, such as patents, trade secrets, trademarks or copyrights, from time to time in the ordinary course of business. Any claims relating to the infringement of third-party proprietary rights, even if not meritorious, could result in costly litigation, divert management's attention and resources, or require us to enter into royalty or license agreements which are not advantageous to us. In addition, parties making these claims may be able to obtain an injunction, which could prevent us from selling our products in the United States or abroad. We may increasingly be subject to infringement claims as the number of our products grows.

OUR RELIANCE ON FOREIGN SUPPLIERS AND MANUFACTURERS EXPOSES US TO THE ECONOMIC AND POLITICAL RISKS OF THE COUNTRIES IN WHICH THEY ARE LOCATED.

     Independent third parties in other countries package all of our products and supply some of our wafers and substantially all of the packaging materials used in the production of our components. Due to our reliance on foreign suppliers and packagers, we are subject to the risks of conducting business outside the United States. These risks include:

     - unexpected changes in, or impositions of, legislative or regulatory requirements;

     - shipment delays, including delays resulting from difficulty in obtaining export licenses;

     - tariffs and other trade barriers and restrictions;

     - political, social and economic instability; and

     - potential hostilities and changes in diplomatic and trade relationships.

     In addition, we currently transact business with our foreign suppliers and packagers in U.S. dollars. Consequently, if the currencies of our suppliers' countries were to increase in value against the U.S. dollar, our suppliers may attempt to raise the cost of our wafers, packaging materials, and packaging services, which could have an adverse effect on our profitability.

A SIGNIFICANT PORTION OF OUR PRODUCTS ARE SOLD TO INTERNATIONAL CUSTOMERS EITHER THROUGH OUR DISTRIBUTORS OR DIRECTLY BY US, WHICH EXPOSES US TO RISKS THAT MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     A significant portion of our direct sales and sales through our distributors were to foreign purchasers, particularly in countries located in Asia. International direct sales approximated 2% of our total direct sales for the year ended December 31, 1999. Based on information available from our distributors, products representing approximately 43% of our total distribution revenues, representing approximately 22% of our net revenues, were sold by our distributors to international customers in 1999. Demand for our products in foreign markets could decrease, which could have a materially adverse effect on our results of operations. Therefore, our future operating results may depend on several economic conditions in foreign markets, including:

     - changes in trade policy and regulatory requirements;

     - fluctuations in currency;

     - duties, tariffs and other trade barriers and restrictions;

     - trade disputes; and

     - political instability.

ANY FUTURE ACQUISITIONS OF COMPANIES OR TECHNOLOGIES MAY RESULT IN DISTRACTION OF OUR MANAGEMENT AND DISRUPTIONS TO OUR BUSINESS.

     We may acquire or make investments in complementary businesses, technologies, services or products if appropriate opportunities arise. From time to time, we may engage in discussions and negotiations with companies regarding our acquiring or investing in their businesses, products, services or technologies. We may not be able to identify suitable acquisition or investment candidates in the future, or if we do identify suitable candidates, we may not be able to make such acquisitions or investments on commercially acceptable terms or at all. If we acquire or invest in another company, we could have difficulty assimilating that company's personnel, operations, technology or products and service offerings. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. Furthermore, we may incur indebtedness or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing stockholders. In addition, the accounting treatment for any acquisition transaction may result in significant goodwill, which, when amortized, will negatively affect our net income. As of the date of this prospectus, we have no agreement to enter into any investment or acquisition transaction.

                         RISKS RELATED TO OUR INDUSTRY

OUR GROWTH DEPENDS ON THE GROWTH OF THE INFRASTRUCTURE FOR WIRELESS AND WIRELINE COMMUNICATIONS. IF THIS MARKET DOES NOT CONTINUE TO GROW, OR IF IT GROWS AT A SLOW RATE, DEMAND FOR OUR PRODUCTS WILL DIMINISH.

     Our success will depend in large part on the continued growth of the telecommunications industry in general and, in particular, the market for wireless and wireline infrastructure components. We cannot assure you that the market for these infrastructure products will continue to grow at historical rates or at all. Even if the demand for infrastructure grows, we will need to complete new product designs that meet the needs of our customers at a rate consistent with the growth of the market. Our product and process development efforts may not be successful in this regard.

THE TIMING OF THE ADOPTION OF INDUSTRY STANDARDS MAY NEGATIVELY IMPACT WIDESPREAD MARKET ACCEPTANCE OF OUR PRODUCTS.

     The markets in which we and our customers compete are characterized by rapidly changing technology, evolving industry standards and continuous improvements in products and services. If technologies or standards supported by our or our customers' products become obsolete or fail to gain widespread commercial acceptance, our business will be significantly damaged. In addition, the increasing demand for wireless and wireline communications has exerted pressure on standards bodies worldwide to adopt new standards for these products, generally following extensive investigation of, and deliberation over, competing technologies. The delays inherent in the standards approval process may in the future cause the cancellation, postponement or rescheduling of the installation of communications systems by our customers. These delays may in the future have a material adverse effect on the sale of products by us and on our business, financial condition and results of operations.

INDUSTRY-WIDE FLUCTUATIONS IN SUPPLY AND DEMAND FOR SEMICONDUCTOR PRODUCTS COULD ADVERSELY IMPACT OUR BUSINESS.

     The semiconductor industry has historically been characterized by wide fluctuations in supply and demand for semiconductor products. From time to time, demand for semiconductor products has decreased, often in connection with, or in anticipation of, major additions of wafer fabrication capacity or maturing product cycles or due to general economic conditions. In the past, diminished product demand, production overcapacity and subsequent accelerated price erosion have lasted for extended periods of time. These fluctuations may occur in the future and could materially and adversely impact our business.

                         RISKS RELATED TO THIS OFFERING

OUR STOCK PRICE MAY BE EXTREMELY VOLATILE.

     Our common stock has never been sold in a public market and an active trading market for our common stock may not develop or be sustained upon the completion of this offering. We negotiated the initial public offering price of the common stock with the underwriters. However, the initial public offering price may not be indicative of the prices that will prevail in the public market after the offering, and the market price of the common stock could fall below the initial public offering price. Investors should read the "Underwriting" section for a discussion of the factors considered in determining the initial public offering price.

     In addition, the market price of our common stock could fluctuate widely in response to the following factors:

     - actual or anticipated variations in operating results;

     - announcements of technological innovations, new products or new services by us or by our competitors or customers;

     - changes in financial estimates or recommendations by stock market analysts regarding us or our competitors;

     - announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     - additions or departures of key personnel;

     - future equity or debt offerings or our announcements of these offerings; and

     - general market and economic conditions.

     In addition, in recent years, the stock market in general, and the Nasdaq National Market and the securities of technology companies in particular, have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may materially adversely affect our stock price, regardless of our operating results.

WE MAY INVEST OR SPEND THE PROCEEDS OF THIS OFFERING IN WAYS WITH WHICH INVESTORS MAY NOT AGREE AND IN WAYS THAT MAY NOT YIELD A FAVORABLE RETURN.

     We will retain broad discretion over the use of proceeds from this offering. Stockholders may not deem the actual uses desirable, and our use of the proceeds may not yield a significant return or any return at all. We intend to use the proceeds from this offering for research and development, working capital and other general corporate purposes and to finance potential acquisitions and investments. Because of the number and variability of factors that determine our use of the net proceeds from this offering, we cannot guarantee that these uses will not vary substantially from our currently planned uses.

SOME OF OUR EXISTING STOCKHOLDERS CAN EXERT CONTROL OVER US, AND THEY MAY NOT MAKE DECISIONS THAT REFLECT THE INTERESTS OF STANFORD MICRODEVICES OR OTHER STOCKHOLDERS.

     After this offering, our officers, directors and principal stockholders (greater than 5% stockholders) will together control approximately 77.3% of our outstanding common stock and our two founding stockholders will control 54.7% of our outstanding common stock. As a result, these stockholders, if they act together, and our founding stockholders acting alone, will be able to exert a significant degree of influence over our management and affairs and control matters requiring stockholder approval, including the election of all of our directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of Stanford Microdevices and might affect the market price of our common stock. In addition, the interests of these stockholders may not always coincide with the interests of Stanford Microdevices or the interests of other stockholders.

OUR CHARTER AND BYLAWS AND DELAWARE LAW CONTAIN PROVISIONS THAT MAY DELAY OR PREVENT A CHANGE OF CONTROL.

     Provisions of our charter and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

     - division of the board of directors into three separate classes;

     - elimination of cumulative voting in the election of directors;

     - prohibitions on our stockholders from acting by written consent and calling special meetings;

     - procedures for advance notification of stockholder nominations and proposals; and

     - the ability of the board of directors to alter our bylaws without stockholder approval.

     In addition, our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The issuance of preferred stock, while providing flexibility in connection with possible financings or acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

     We are also subject to Section 203 of the Delaware General Corporation Law that, subject to exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that this stockholder became an interested stockholder. The preceding provisions of our charter and bylaws, as well as Section 203 of the Delaware General Corporation Law, could discourage potential acquisition proposals, delay or prevent a change of control and prevent changes in our management.

SOME PURCHASERS OF SHARES IN THIS OFFERING HAVE THE RIGHT TO RESCIND THEIR PURCHASE OF THE SHARES, WHICH WOULD REDUCE THE NET PROCEEDS TO BE RECEIVED BY US IN THIS OFFERING AND COULD HARM OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

     Prior to the effectiveness of the registration statement covering the shares being sold in this offering, one of our officers provided written materials to 21 individuals who we have designated as potential purchasers of up to 37,000 shares in this offering through a directed share program. These materials may constitute a prospectus that does not meet the requirements of the Securities Act of 1933. The persons who received these written materials should rely only on the disclosure contained in this prospectus and should not rely upon the previously provided written materials in any manner in making a decision whether to purchase shares in this offering.

     If the distribution of these materials by us did constitute a violation of the Securities Act of 1933, the recipients of these materials who purchase shares in this offering would have the right, for a period of one year from the date of their purchase of the shares, to obtain recovery of the consideration paid in connection with their purchase of shares or, if they had already sold the shares, sue us for damages resulting from their purchase of shares. These damages could total up to approximately $444,000 plus interest, based on the initial public offering price of $12.00 per share, if these investors seek recovery or damages after an entire loss of their investment. If this occurs, our business, results of operations and financial condition could be harmed.

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.

     The market price of our common stock could decline as a result of sales by our existing stockholders of a large number of shares of our common stock in the market after this offering or the perception that such sales could occur. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Please see "Shares Eligible for Future Sale" for a description of sales that may occur in the future.

WE DO NOT INTEND TO PAY DIVIDENDS ON OUR COMMON STOCK.

     We currently intend to retain any future earnings for funding growth and, therefore, do not anticipate paying any dividends in the foreseeable future.

INVESTORS IN THIS OFFERING WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION.

     We expect the initial public offering to be substantially higher than the net tangible book value per share of our common stock. The net tangible book value of a share of common stock purchased at the initial public offering price of $12.00 per share will be only $2.20. Additional dilution may be incurred if holders of options to purchase our common stock, whether currently outstanding or subsequently granted, exercise their options.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "should," "expect," "anticipate," "intend," "plan," "believe," "estimate," "potential," or "continue," the negative of these terms or other comparable terminology. These statements involve a number of risks and uncertainties. Actual events or results may differ materially from any forward-looking statement as a result of various factors, including those we discuss in "Risk Factors" and elsewhere in this prospectus.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations. Before investing in our common stock, investors should be aware that the occurrence of the events described under "Risk Factors" and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition.

                                USE OF PROCEEDS

     We estimate that our net proceeds from the sale of the 4,000,000 shares of common stock we are offering at the initial public offering price of $12.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses will be approximately $43.0 million. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $49.7 million. We expect to use the net proceeds from this offering for general corporate purposes, including working capital, research and development and capital expenditures. A portion of the proceeds may also be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies, although there are no current plans, negotiations or discussions for any of these transactions. Pending use of the net proceeds for the above purposes, we intend to invest these funds in short-term, interest-bearing, investment grade securities.

                                DIVIDEND POLICY

     In the past, we have operated as an S corporation for federal tax purposes and we have paid dividends to the holders of our common stock. We became a C corporation in October 1999 and we currently anticipate that we will retain all of our future earnings for use in the expansion and operation of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table shows:

     - our actual capitalization as of March 31, 2000;

     - our capitalization as of March 31, 2000 on a pro forma basis to reflect the automatic conversion of all outstanding shares of mandatorily redeemable convertible preferred stock into shares of common stock upon the closing of this offering; and

     - our pro forma capitalization as of March 31, 2000 as adjusted to reflect the net exercise of outstanding warrants and the receipt of the estimated net proceeds from the sale of common stock offered by us at the initial public offering price of $12.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

     The following table does not include:

     - 5,266,530 shares of common stock subject to outstanding options as of March 31, 2000 at a weighted average exercise price of $1.59 per share;

     - 1,667,818 shares plus annual increases available for future grant under our Amended and Restated 1998 Stock Plan; or

     - 300,000 shares plus annual increases that will be available for issuance under our 2000 Employee Stock Purchase Plan upon completion of this offering.

     This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

                                                                      MARCH 31, 2000
                                                                        (UNAUDITED)
                                                         -----------------------------------------
                                                                                       PRO FORMA
                                                          ACTUAL       PRO FORMA      AS ADJUSTED
                                                         ---------    -----------    -------------
                                                         (IN THOUSANDS, EXCEPT SHARE AND PER SHARE
                                                                           DATA)
Long-term debt, less current portion...................   $ 1,608       $  1,608        $  1,608
Mandatorily redeemable convertible preferred stock,
  $.001 par value, 6,000,000 shares authorized actual
  and pro forma, no shares authorized pro forma as
  adjusted, 5,647,839 shares issued and outstanding,
  actual; no shares issued or outstanding pro forma and
  pro forma as adjusted................................    64,781             --              --
Stockholders' equity (net capital deficiency):
  Preferred stock, $.001 par value, no shares
     authorized, issued or outstanding actual and pro
     forma; 5,000,000 shares authorized, no shares
     issued and outstanding pro forma as adjusted......        --             --              --
  Common stock, $.001 par value, 30,000,000 shares
     authorized actual and pro forma; 15,260,343 shares
     issued and outstanding actual, 20,908,182 shares
     issued and outstanding pro forma; 200,000,000
     shares authorized, 25,595,682 shares issued and
     outstanding pro forma as adjusted.................        15             21              26
Additional paid-in capital.............................     6,326         71,101         114,136
Deferred stock compensation............................    (4,630)        (4,630)         (4,630)
Accumulated deficit....................................   (54,732)       (54,732)        (54,732)
                                                          -------       --------        --------
Total stockholders' equity (net capital deficiency)....   (53,021)        11,760          54,800
                                                          -------       --------        --------
Total capitalization...................................   $13,368       $ 13,368        $ 56,408
                                                          =======       ========        ========

                                    DILUTION

     Our pro forma net tangible book value as of March 31, 2000 was approximately $11.8 million, or $0.56 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities divided by the total number of shares of common stock outstanding after giving effect to the automatic conversion of our mandatorily redeemable convertible preferred stock into shares of common stock. After giving effect to our sale of the 4,000,000 shares of common stock offered by this prospectus, based upon the initial public offering price of $12.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value at March 31, 2000 would have been $54.8 million, or $2.20 per share. This represents an immediate increase in pro forma net tangible book value of $1.64 per share to existing stockholders and an immediate dilution of $9.80 per share to new investors purchasing shares at the initial public offering price. Dilution is determined by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share. The following table illustrates this per share dilution:

Initial public offering price per share.....................             $ 12.00
  Pro forma net tangible book value per share before the
     offering as of March 31, 2000..........................  $  0.56
  Increase in pro forma net tangible book value per share
     attributable to new investors..........................     1.64
                                                              -------
Pro forma net tangible book value per share after this
  offering..................................................                2.20
                                                                         -------
Dilution per share to new investors.........................             $  9.80
                                                                         =======

     The following table sets forth, on a pro forma basis as of March 31, 2000, the difference between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing stockholders and by investors purchasing shares in this offering (based upon the initial public offering price of $12.00 per share before deducting underwriting discounts and commissions and estimated offering expenses):

                              SHARES PURCHASED        TOTAL CONSIDERATION
                            ---------------------    ----------------------    AVERAGE PRICE
                              NUMBER      PERCENT      AMOUNT       PERCENT      PER SHARE
                            ----------    -------    -----------    -------    -------------
Existing stockholders.....  20,908,182      83.9%    $17,239,515      26.4%       $ 0.82
New investors.............   4,000,000      16.1      48,000,000      73.6        $12.00
                            ----------     -----     -----------     -----        ------
  Total...................  24,908,182     100.0%    $65,239,515     100.0%       $ 2.62
                            ==========     =====     ===========     =====        ======

     If the underwriters' over-allotment option is exercised in full, the number of shares held by new investors will increase to 4,600,000, or 18.0% of the total shares of common stock outstanding after this offering.

     The above discussion and tables assume no exercise of stock options or warrants outstanding as of March 31, 2000 and gives effect to the conversion of all outstanding shares of mandatorily redeemable convertible preferred stock into common stock. In the event that we issue additional shares of common stock in the future, purchasers of common stock in this offering may experience further dilution. As of March 31, 2000, there were options outstanding to purchase 5,266,530 shares of common stock at a weighted average exercise price of approximately $1.59 per share and warrants to purchase 687,500 shares of common stock (assuming a net exercise of these warrants). We also had 1,667,818 shares of common stock available for issuance under our Amended and Restated 1998 Stock Plan as of March 31, 2000. To the extent these outstanding options or warrants are exercised, or new options or rights are issued under our stock plans, new investors will experience further dilution.

     Assuming the exercise in full of all outstanding options and warrants, our pro forma as adjusted net tangible book value at March 31, 2000 would be $2.05 per share, representing an immediate increase in net tangible book value of $1.49 per share to our existing stockholders, and an immediate decrease in the net tangible book value per share of $9.95 to the new investors.

     Assuming the exercise in full of all outstanding options and warrants and based on the initial public offering price of $12.00 per share before deducting underwriting discounts and commissions and estimated offering expenses, the percentage of shares purchased by existing stockholders and new investors would decrease to 87.0% and 13.0% and the percentage of total consideration paid by existing stockholders and new investors would decrease to 34.8% and 65.2%.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following consolidated selected financial data should be read in conjunction with the consolidated financial statements and related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the consolidated balance sheet data as of December 31, 1998 and 1999 have been derived from consolidated financial statements that have been audited by Ernst & Young LLP, independent auditors, included elsewhere in this prospectus. The consolidated statement of operations data for the year ended December 31, 1996 and the consolidated balance sheet data as of December 31, 1996 and 1997 have been derived from audited consolidated financial statements not included in this prospectus. The consolidated statement of operations data for the year ended December 31, 1995 and for the three months ended March 31, 1999 and 2000 and the consolidated balance sheet data as of December 31, 1995 and as of March 31, 1999 and 2000 are derived from unaudited consolidated financial statements not included in this prospectus and, in our opinion, include all adjustments, consisting of normal recurring adjustments, which are necessary for a fair presentation of the results of operations as of and for the relevant period.

                                                                                                            THREE MONTHS
                                                                                                               ENDED
                                                                YEAR ENDED DECEMBER 31,                      MARCH 31,
                                                  ----------------------------------------------------   ------------------
                                                     1995        1996      1997      1998       1999      1999       2000
                                                  -----------   -------   -------   -------   --------   -------   --------
                                                  (UNAUDITED)                                               (UNAUDITED)
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenues:
  Product revenues..............................    $ 1,296     $ 3,676   $ 5,963   $ 7,417   $ 17,248   $ 2,595   $  7,042
  Contract manufacturing revenues...............      1,889       1,036       935       814        817       282        222
                                                    -------     -------   -------   -------   --------   -------   --------
    Total net revenues..........................      3,185       4,712     6,898     8,231     18,065     2,877      7,264
Cost of revenues (exclusive of amortization of
  deferred stock compensation of $140 and $37 in
  1999 and for the three months ended March 31,
  2000, respectively)...........................      2,357       3,228     3,970     4,854      9,996     1,655      2,885
                                                    -------     -------   -------   -------   --------   -------   --------
Gross profit....................................        828       1,484     2,928     3,377      8,069     1,222      4,379
Operating expenses:
  Research and development (exclusive of
    amortization of deferred stock compensation
    of $31 and $64 in 1999 and for the three
    months ended March 31, 2000,
    respectively)...............................        161         472       643       932      2,274       337      1,436
  Sales and marketing (exclusive of amortization
    of deferred stock compensation of $56 and
    $73 in 1999 and for the three months ended
    March 31, 2000, respectively)...............        169         373       461     1,107      2,951       504      1,522
  General and administrative (exclusive of
    amortization of deferred stock compensation
    of $61 and $132 in 1999 and for the three
    months ended March 31, 2000,
    respectively)...............................        349         514       659       965      2,089       222        939
  Special charges...............................         --          --        --        --      2,990        --         --
  Amortization of deferred stock compensation...         --          --        --        --        288        --        306
                                                    -------     -------   -------   -------   --------   -------   --------
    Total operating expenses....................        679       1,359     1,763     3,004     10,592     1,063      4,203
                                                    -------     -------   -------   -------   --------   -------   --------
Income (loss) from operations...................        149         125     1,165       373     (2,523)      159        176
Interest and other income (expense), net........          1         (13)      (10)      (84)        17       (29)       118
Provision for income taxes......................         13          11        50        10         48        16         88
                                                    -------     -------   -------   -------   --------   -------   --------
Net income (loss)...............................    $   137     $   101   $ 1,105   $   279   $ (2,554)  $   114   $    206
                                                    =======     =======   =======   =======   ========   =======   ========
Accretion of mandatorily redeemable convertible
  preferred stock...............................         --          --        --        --    (21,857)       --    (25,924)
                                                    -------     -------   -------   -------   --------   -------   --------
Net income (loss) applicable to common
  stockholders..................................    $   137     $   101   $ 1,105   $   279   $(24,411)  $   114   $(25,718)
                                                    =======     =======   =======   =======   ========   =======   ========
Basic and diluted net income (loss) per share
  applicable to common stockholders.............    $  0.01     $  0.01   $  0.07   $  0.02   $  (1.63)  $  0.01   $  (1.71)
                                                    =======     =======   =======   =======   ========   =======   ========

                                                                                                            THREE MONTHS
                                                                                                               ENDED
                                                                YEAR ENDED DECEMBER 31,                      MARCH 31,
                                                  ----------------------------------------------------   ------------------
                                                     1995        1996      1997      1998       1999      1999       2000
                                                  -----------   -------   -------   -------   --------   -------   --------
                                                  (UNAUDITED)                                               (UNAUDITED)
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
Shares used to compute basic and diluted net
  income (loss) per share applicable to common
  stockholders..................................     15,000      15,000    15,000    15,000     15,000    15,000     15,000
Pro forma net income (loss) (unaudited).........                                              $ (2,666)  $    90   $    206
                                                                                              --------   -------   --------
Pro forma basic net income (loss) per share
  (unaudited)...................................                                              $  (0.16)            $   0.01
                                                                                              --------             --------
Pro forma diluted net income (loss) per share
  (unaudited)...................................                                              $  (0.16)            $   0.01
                                                                                              --------             --------
Shares used to compute pro forma basic net
  income (loss) per share (unaudited)...........                                                16,818               21,644
                                                                                              --------             --------
Shares used to compute pro forma diluted net
  income (loss) per share (unaudited)...........                                                16,818               26,283
                                                                                              --------             --------

                                                                                                                AS OF
                                                                       AS OF DECEMBER 31,                     MARCH 31,
                                                      ----------------------------------------------------   -----------
                                                         1995         1996      1997      1998      1999        2000
                                                      -----------    ------    ------    ------    -------   -----------
                                                      (UNAUDITED)                                            (UNAUDITED)
                                                                                (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...........................     $114        $  190    $  486    $  217    $10,965     $ 3,777
Working capital (deficit)...........................      438           199       (10)     (854)     7,746       7,240
Total assets........................................      550         1,649     3,742     3,806     19,719      23,625
Long term obligations, less current portion.........      118            63       147       813      1,299       1,608
Mandatorily redeemable convertible preferred
  stock.............................................       --            --        --        --     38,857      64,781
Total stockholders' equity (net capital
  deficiency).......................................      333           267       588        10    (27,912)    (53,021)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and notes included elsewhere in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risks, uncertainties and assumptions, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this prospectus. Our actual results may differ materially from those discussed here. Factors that could cause or contribute to the differences include those discussed in "Risk Factors," as well as those discussed elsewhere in this prospectus.

OVERVIEW

     We are a leading designer and supplier of high performance RF components for communications equipment manufacturers. Our products are used primarily in wireless communications equipment to enable and enhance the transmission and reception of voice and data signals.

     We derive a majority of our revenues from the sale of standard RF components, which we develop from our own specifications and sell primarily through distributors. In early 2000, we launched a separate business unit focused on designing customized products for specific RF applications for communications equipment manufacturers. These products are still in development and we do not expect to generate material revenues from this business unit until at least 2001.

     We sell our products worldwide through U.S.-based distributors, through a private label reseller who sells our products under its brand and through our direct sales force. Our products are also sold through a worldwide network of independent sales representatives whose orders are fulfilled either by distributors or us. Significant portions of our distributors' end sales are made to their customers overseas.

     From 1986 to 1995, we generated revenues primarily from design services and contract manufacturing services for RF components. Net revenues from contract manufacturing services as a percentage of our total net revenues declined significantly from 1996 to 1999. Net revenues from contract manufacturing services for Pulsar Microwave accounted for 11% of our total net revenues in 1997. Contract manufacturing customers represented less than 10% of our total net revenues in 1998 and 1999 and for the three months ended March 31, 1999 and March 31, 2000. In 1999, we made the strategic decision to discontinue our contract manufacturing services although we continued to fulfill our contractual obligations through March 31, 2000. There were no employee terminations, facilities charges, disposals of assets or other costs associated with our decision to discontinue our contract manufacturing services. We do not expect this decision to have a material impact on our ongoing results of operations, liquidity or capital resources.

     For our direct sales and private label sales, we recognize revenues when the product has been shipped, title has transferred, and no further obligations remain. Although we have never experienced a delay in customer acceptance of our products, should a customer delay acceptance in the future, our policy is to delay revenue recognition until the products are accepted by a customer. Revenues for contract manufacturing services are recognized when the completed assemblies are shipped and no further obligations remain. Provisions for product returns are recorded upon shipment. Revenues from our distributors are deferred until the distributors resell the products to their customers.

     Two distributors, Avnet Electronics Marketing and Richardson Electronics, and a private label reseller of our products, Minicircuits Laboratories, accounted for a significant portion of our net revenues in 1997, 1998, 1999 and the three months ended March 31, 2000. Sales to Minicircuits Laboratories represented 49% of net revenues in 1997, 36% of net revenues in 1998, 41% of net revenues in 1999 and 31% of net revenues in the three months ended March 31, 2000. Richardson Electronics represented 19% of net revenues in 1997, 40% of net revenues in 1998, 38% of net revenues in 1999 and 39% of net revenues in the three months ended March 31, 2000. Avnet Electronics Marketing represented 7% of net revenues in 1997, 11% of net revenues in 1998, 13% of net revenues in 1999 and 24% of net revenues in the three months ended March 31, 2000. Richardson Electronics and Avnet Electronics Marketing distribute our products to a large number of end customers. We anticipate that sales through distributors and to one or more private label resellers will continue to account for a substantial portion of our net revenues.

     Cost of revenues consists primarily of the costs of wafers from our third-party wafer fabs, costs of packaging performed by third-party vendors, costs of testing, and costs associated with procurement, production control, quality assurance and manufacturing engineering. We subcontract our wafer manufacturing and packaging and do only final testing and tape and reel assembly at our facilities.

     Historically, gross margins on our sales through our distributors, to private label resellers and from our contract manufacturing services have differed materially from each other. As a result, the relative mix of these sales affects our gross margin. For example, in 1999 gross margin for these three channels ranged from as low as 0% for contract manufacturing, and from 50% to 70% for our private label and distributor channel partners depending on the mix of products sold. The low gross margin on contract manufacturing services was a primary contributor to our decision to discontinue our contract manufacturing services. We do not expect our decision to discontinue our contract manufacturing services to have any material impact on our financial operation in the future.

     We do not recognize revenue from our sales to distributors until shipment to the distributor's customer. We record the deferred margin on distributor inventory on our balance sheet. As a result, the level of inventory at our distributors can affect our reported gross margin for any particular period.

     The gross margin on sales to our private label reseller is traditionally lower than that on our distributor sales. We generally charge lower prices to our private label reseller due to its commitment to higher volumes on particular parts, its absorption of the risk of inventory obsolescence and its agreement to incur the sales and marketing costs for the parts.

     Through March 31, 2000, one packaging firm, MPI Corporation in Manila, Philippines, packaged substantially all of our products. MPI also performed substantially all of the manufacturing that related to our contract manufacturing services. Relatives of our founding stockholders own MPI. Although we added four additional packaging subcontractors in 1999, we anticipate that MPI will continue to account for a substantial portion of our packaging in the near future.

     Research and development expenses consist primarily of salaries and related expenses for personnel engaged in research and development, material costs for prototype and test units and other expenses related to the design, development and testing of our products and, to a lesser extent, fees paid to consultants and outside service providers. We expense all of our research and development costs as they are incurred.

     Sales and marketing expenses consist primarily of salaries, commissions and related expenses for personnel engaged in marketing, sales and customer support functions, as well as costs associated with trade shows, promotional activities, advertising and public relations. We pay and expense commissions to our independent sales representatives when revenues from the associated sale are recognized.

     General and administrative expenses consist primarily of salaries and related expenses for executive, finance, accounting, information technology, and human resources personnel and professional fees.

     In recent years we have incurred substantial costs to develop our technology and products, to recruit and train personnel for our engineering, sales and marketing and technical support departments, and to establish an administrative organization. Our full-time employees increased from 28 at March 31, 1999 to 91 at March 31, 2000. We expect to continue to spend significantly in these areas as we continue to grow.

     In connection with the grant of stock options to employees through March 31, 2000, we recorded deferred stock compensation within stockholders' equity of approximately $5.2 million, representing the difference between the deemed fair value of the common stock for accounting purposes and the exercise price of these options at the date of grant. During the year ended December 31, 1999, we amortized $288,000 of this deferred stock compensation. We amortized an additional $306,000 of this deferred stock compensation during the three months ended March 31, 2000. We will amortize the remaining deferred stock compensation over the vesting period of the related options, generally four years. The amount of deferred stock compensation expense to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited.

     In October 1999, we issued 5,647,839 shares of mandatorily redeemable convertible preferred stock at $3.01 per share for net proceeds of approximately $17.0 million. The holders of the mandatorily redeemable convertible preferred stock have various rights and preferences, including, but not limited to, redemption rights. In the fourth quarter of 1999 and the first quarter of 2000, we recorded an increase to our accumulated deficit of $21.9 million and $25.9 million, respectively, related to the accretion of the mandatorily redeemable convertible preferred stock to our estimate of its fair value to reflect its redemption value. As a result, net income available to common stockholders was reduced. Upon completion of this offering, the mandatorily redeemable convertible preferred stock will be converted into shares of common stock and, accordingly, we will not have similar accretion in the future, which may increase net income available to common stockholders in future periods. An increase or decrease in net income available to common stockholders will impact our earnings per share in future periods.

     We began operations in 1985 and began to generate revenues in 1987. Until October 1999, we were organized as an S corporation for federal tax reporting purposes and were wholly owned by our founders. In October 1999, we revoked our election to be treated as an S corporation under the Internal Revenue Code.

RESULTS OF OPERATIONS

     The following table shows selected statement of operations data expressed as a percentage of net revenues for the periods indicated:

                                                                   THREE MONTHS
                                                                      ENDED
                                       YEAR ENDED DECEMBER 31,      MARCH 31,
                                       -----------------------    --------------
                                       1997     1998     1999     1999     2000
                                       -----    -----    -----    -----    -----
                                                                   (UNAUDITED)
Net revenues:
  Product revenues...................   86.4%    90.1%    95.5%    90.2%    96.9%
  Contract manufacturing revenues....   13.6      9.9      4.5      9.8      3.1
                                       -----    -----    -----    -----    -----
     Total net revenues..............  100.0    100.0    100.0    100.0    100.0
Cost of revenues (exclusive of
  deferred stock compensation).......   57.6     59.0     55.3     57.5     39.7
                                       -----    -----    -----    -----    -----
Gross profit.........................   42.4     41.0     44.7     42.5     60.3
Operating expenses:
  Research and development (exclusive
     of deferred stock
     compensation)...................    9.3     11.3     12.6     11.7     19.8
  Sales and marketing (exclusive of
     deferred stock compensation)....    6.7     13.5     16.3     17.6     21.0
  General and administrative
     (exclusive of deferred stock
     compensation)...................    9.5     11.7     11.6      7.7     12.9
  Special charges....................     --       --     16.5       --       --
  Amortization of deferred stock
     compensation....................     --       --      1.6       --      4.2
                                       -----    -----    -----    -----    -----
     Total operating expenses........   25.5     36.5     58.6     37.0     57.9
                                       -----    -----    -----    -----    -----
Income (loss) from operations........   16.9      4.5    (13.9)     5.5      2.4
Interest and other income (expense),
  net................................   (0.2)    (1.0)     0.1     (1.0)     1.6
Provision for income taxes...........    0.7      0.1      0.3      0.5      1.2
                                       -----    -----    -----    -----    -----
Net income (loss)....................   16.0%     3.4%   (14.1)%    4.0%     2.8%
                                       =====    =====    =====    =====    =====

THREE MONTHS ENDED MARCH 31, 1999 AND 2000

     Net Revenues

     Net revenues increased from $2.9 million for the three months ended March 31, 1999 to $7.3 million for the three months ended March 31, 2000. This increase was the result of more effective promotion of our products by us and our distributors, increased sales of new products, increased availability of our products due to higher inventory levels at our distributors and at our facility and a favorable mix of products sold through both our direct and distribution channels. Sales through our distributors were 49% of net revenues for the three months ended March 31, 1999 and 63% of net revenues for the three months ended March 31, 2000. Sales to our private label reseller comprised 37% of net revenues for the three months ended March 31, 1999 and 31% of net revenues for the three months ended March 31, 2000. Contract manufacturing comprised 10% of net revenues for the three months ended March 31, 1999 and 3% of net revenues for the three months ended March 31, 2000.

     Cost of Revenues

     Cost of revenues increased from $1.7 million for the three months ended March 31, 1999 to $2.9 million for the three months ended March 31, 2000 primarily as a result of increased volume related material, subcontractor and direct labor costs, which added costs of approximately $1.0 million, indirect operations personnel expenses and depreciation charges. Operations personnel increased from 15 at March 31, 1999 to 28 at March 31, 2000.

     Gross Profit

     Gross profit increased from $1.2 million for the three months ended March 31, 1999 to $4.4 million for the three months ended March 31, 2000. Gross margin increased from 42% for the three months ended March 31, 1999 to 60% for the three months ended March 31, 2000. This increase is primarily attributable to a decrease in wafer and packaging costs from our subcontractors due to higher volumes, better utilization of our own testing operations, sales of higher margin products and a decrease in lower margin contract manufacturing revenues as a percentage of our total net revenues.

     Operating Expenses

     RESEARCH AND DEVELOPMENT. Research and development expenses increased from $337,000 for the three months ended March 31, 1999 to $1.4 million for the three months ended March 31, 2000. This increase is primarily the result of the addition of new personnel, which added costs of approximately $440,000, increased expenses for engineering materials, which added costs of approximately $185,000, software and equipment depreciation charges and the opening of additional research and development design centers. We opened a design center in Long Beach, California in August of 1999 and in Ottawa, Canada in December of 1999. We anticipate that we will open additional design centers in other locations in future periods. Research and development personnel increased from five at March 31, 1999 to 27 at March 31, 2000. We expect that the absolute dollar amount of research and development expenses will continue to increase as we make additional investments in our technology and products.

     SALES AND MARKETING. Sales and marketing expenses increased from $504,000 for the three months ended March 31, 1999 to $1.5 million for the three months ended March 31, 2000. This increase is primarily attributable to increased personnel, which added costs of approximately $406,000, advertising expenses, which added costs of approximately $146,000, commissions to outside sales representatives, which added costs of approximately $207,000, the opening of additional facilities and compensation expense of $63,000 resulting from stock options granted to non-employees. We opened our Long Beach facility in August of 1999 and a second Sunnyvale, California facility in March of 2000. Sales and marketing personnel increased from five at March 31, 1999 to 22 at March 31, 2000. We expect increases in sales and marketing expenses to continue in future periods as we continue to hire additional marketing and sales employees.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses increased from $222,000 for the three months ended March 31, 1999 to $939,000 for the three months ended March 31, 2000. This increase is primarily attributable to increased personnel, which added costs of approximately $334,000, professional fees, which added costs of approximately $98,000 and the opening of our second Sunnyvale facility. General and administrative personnel increased from three at March 31, 1999 to 14 at March 31, 2000. We expect general and administrative expenses to increase in absolute dollars in future periods as we expand our administrative staff to support the growth of our operations.

     AMORTIZATION OF DEFERRED STOCK COMPENSATION. In connection with the grant of stock options to employees through March 31, 2000, we recorded deferred stock compensation within stockholders' equity of approximately $5.2 million, representing the difference between the deemed fair value of the common stock for financial statement reporting purposes and the exercise price of these options at the date of grant. We recorded amortization of deferred stock compensation of $306,000 for the three months ended March 31, 2000.

     Interest and Other Income (Expense), Net

     Interest and other income (expense), net includes income from our cash investments and interest expense from capital lease financing obligations and borrowings under our bank line of credit. We had net interest and other expense of $29,000 for the three months ended March 31, 1999 and net interest and other income of $118,000 for the three months ended March 31, 2000.

     Provision for Income Taxes

     We elected to be taxed as an S corporation under the Internal Revenue Code through October 4, 1999. Consequently, our stockholders were taxed on their proportionate share of our taxable income and no provision for federal income taxes has been provided in the statement of operations for the years ended December 31, 1997, 1998 and for the period from January 1, 1999 through October 4, 1999.

     The provision for income taxes for the first quarter of fiscal 2000 is based on our estimated tax rate for the year.

YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

     Net Revenues

     Net revenues increased from $6.9 million in 1997 to $8.2 million in 1998. This increase was primarily due to the impact of hiring a professional sales person in the fourth quarter of 1997 and the addition of a second distributor in 1997. These actions resulted in increased shipments by distributors to their customers in 1998. Net revenues increased from $8.2 million in 1998 to $18.1 million in 1999. This increase was the result of more effective promotion of our products by us and our distributors, increased demand from our private label reseller and increased availability of our products due to higher inventory levels at our distributors and at our facility. Sales through our distributors were 25% of net revenues in 1997, 51% of net revenues in 1998 and 51% of net revenues in 1999. Sales to our private label reseller comprised 49% of net revenues in 1997, 36% of net revenues in 1998 and 41% of net revenues in 1999. Contract manufacturing comprised 14% of net revenues in 1997, 10% of net revenues in 1998 and 5% of net revenues in 1999.

     Cost of Revenues

     Cost of revenues increased from $4.0 million in 1997 to $4.9 million in 1998, primarily as a result of added costs relating to increased sales volume and costs incurred to expand our internal testing operations in the second half of 1998. In addition, we recorded compensation expense of $150,000 in 1998 resulting from stock options granted to non-employees. Cost of revenues increased from $4.9 million in 1998 to $10.0 million in 1999. This increase was the result of volume-related added costs for more material, which added costs of approximately $3.4 million, personnel, which added costs of approximately $850,000, and the depreciation expense for additional manufacturing equipment. Operations personnel increased from 13 in 1998 to 26 in 1999.

     Gross Profit

     Gross profit increased from $2.9 million in 1997 to $3.4 million in 1998. Gross margin decreased from 42% in 1997 to 41% in 1998. This decrease is primarily attributable to the increase in manufacturing related expenses incurred in 1998, partially offset by an increase in sales of higher margin products. Gross profit increased from $3.4 million in 1998 to $8.1 million in 1999. Gross margin increased from 41% in 1998 to 45% in 1999. This increase is primarily attributable to a decrease in wafer and packaging costs from our subcontractors due to our higher volumes, better utilization of our own testing operations, and a decrease in contract manufacturing revenues as a percentage of our total revenues.

     Operating Expenses

     RESEARCH AND DEVELOPMENT. Research and development expenses increased from $643,000 in 1997 to $932,000 in 1998. This increase is primarily the result of the addition of new personnel and increased expenses for engineering materials related to new product development. Research and development personnel increased from two employees in 1997 to four employees in 1998. Research and development expenses increased from $932,000 in 1998 to $2.3 million in 1999. This increase is primarily attributable to the addition of new personnel, which added costs of approximately $621,000, increased expenses for engineering materials related to new product development, which added costs of approximately $429,000 and the opening of additional design centers. We opened a design center in Richardson, Texas in the second half of 1998 and a design center in Long Beach, California in August of 1999. We opened a design center in Ottawa, Canada in December of 1999. Research and development personnel increased from four in 1998 to 18 in 1999.

     SALES AND MARKETING. Sales and marketing expenses increased from $461,000 in 1997 to $1.1 million in 1998. This increase is primarily attributable to increased personnel, which added costs of approximately $209,000; advertising expenses, which added costs of approximately $74,000 and commissions to outside sales representatives, which added costs of approximately $131,000. Sales and marketing personnel increased from two in 1997 to four in 1998. Sales and marketing expenses increased from $1.1 million in 1998 to $3.0 million in 1999. This increase is primarily attributable to increased personnel, which added costs of approximately $652,000, commissions to outside sales representatives, which added costs of approximately $293,000 and expenses related to the opening of our Long Beach facility. Sales and marketing personnel increased from four in 1998 to 19 in 1999.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses increased from $659,000 in 1997 to $965,000 in 1998. This increase is primarily attributable to increased personnel and consulting fees and compensation expense of $60,000 resulting from stock options granted to non-employees. General and administrative expenses increased from $965,000 in 1998 to $2.1 million in 1999. This increase is primarily attributable to increased personnel, which added costs of approximately $589,000, professional fees and compensation expense of $474,000 resulting from stock options granted to non-employees. General and administrative personnel increased from three in 1998 to 14 in 1999.

     SPECIAL CHARGES. In the fourth quarter of 1999, we paid a cash dividend of $4.0 million to our common stockholders in connection with our Series A preferred financing. This amount has been recorded in stockholders' equity as a distribution to stockholders. We paid a total of $3.0 million to a common stockholder and officer of Stanford Microdevices in December 1999 as a special bonus to assist this officer with respect to the federal or state taxes associated with the payment of the dividend and certain other items. We recorded the $3.0 million as a special charge in the consolidated statement of operations as this amount represents a non-recurring transaction that we do not consider to be reflective of our ongoing operations.

     AMORTIZATION OF DEFERRED STOCK COMPENSATION. In connection with the grant of stock options to employees through December 31, 1999, we recorded deferred stock compensation within stockholders' equity of approximately $4.5 million, representing the difference between the deemed fair value of the common stock for financial statement reporting purposes and the exercise price of these options at the date of grant. We recorded amortization of deferred stock compensation of $288,000 during 1999.

     Interest and Other Income (Expense), Net

     Interest and other income (expense), net includes income from our cash investments and interest expense from capital lease financing obligations and borrowings under our bank line of credit. We had net interest and other expense of $10,000 in 1997 and $84,000 in 1998 and net interest and other income of $17,000 in 1999.

     Provision for Income Taxes

     We elected to be taxed as an S corporation under the Internal Revenue Code through October 4, 1999. Consequently, our stockholders were taxed on their proportionate share of our taxable income and no provision for federal income taxes has been provided in the statement of operations for the years ended December 31, 1997, 1998 and for the period from January 1, 1999 through October 4, 1999.

     The provisions for income taxes of $50,000 in 1997, $10,000 in 1998 and $48,000 in 1999 reflect state franchise taxes. We did not recognize any tax benefit for our 1999 losses and fully reserved our deferred tax assets because of our inability to predict with reasonable certainty sufficient future taxable income. In addition, no tax planning strategies or net operating loss carryback opportunities were available at December 31, 1999. Accordingly, we have concluded that it is more likely that the deferred tax assets will not be realized and have recorded a valuation allowance of $2.7 million. Future period taxes may vary depending on our overall operating results, the mix of income among tax jurisdictions and our ability to utilize the net operating loss carryforwards.

     As of December 31, 1999, we had net operating loss carryforwards for federal and state tax purposes of approximately $1.5 million and $703,000, respectively, available to offset future taxable income. The federal and state net operating loss carryforwards expire in 2019 and 2004, respectively, if not utilized. Utilization of net operating loss carryforwards may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code and similar state provisions. The annual limitation may result in the expiration of net operating loss carryforwards before utilization.

QUARTERLY RESULTS OF OPERATIONS

     The following table presents a summary of our consolidated results of operations for our five most recent quarters ended March 31, 2000. The information for each of these quarters is unaudited and has been prepared on a basis consistent with our audited consolidated financial statements appearing elsewhere in this prospectus. This information includes all adjustments, consisting only of normal recurring adjustments, that we considered necessary for a fair presentation of this information when read in conjunction with our audited consolidated financial statements and related notes appearing elsewhere in this prospectus. Results of operations for any quarter are not necessarily indicative of results for any future period.

                                                           THREE MONTHS ENDED
                                     ---------------------------------------------------------------
                                     MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,
                                       1999        1999         1999            1999         2000
                                     ---------   --------   -------------   ------------   ---------
                                                             (IN THOUSANDS)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net revenues:
  Product revenues.................   $2,595      $4,288       $4,828         $ 5,537       $7,042
  Contract manufacturing
     revenues......................      282         220          145             170          222
                                      ------      ------       ------         -------       ------
     Total net revenues............    2,877       4,508        4,973           5,707        7,264
Cost of revenues (exclusive of
  amortization of deferred stock
  compensation of $88, $52 and $37
  for the three months ended
  September 30, 1999, December 31,
  1999 and March 31, 2000,
  respectively)....................    1,655       2,544        2,463           3,334        2,885
                                      ------      ------       ------         -------       ------
Gross profit.......................    1,222       1,964        2,510           2,373        4,379
Operating expenses:
  Research and development
     (exclusive of amortization of
     deferred stock compensation of
     $1, $30 and $64 for the three
     months ended September 30,
     1999, December 31, 1999 and
     March 31, 2000,
     respectively).................      337         552          493             892        1,436
  Sales and marketing (exclusive of
     amortization of deferred stock
     compensation of $15, $41 and
     $73 for the three months ended
     September 30, 1999, December
     31, 1999 and March 31, 2000,
     respectively).................      504         682          710           1,055        1,522
  General and administrative
     (exclusive of amortization of
     deferred stock compensation of
     $6, $55 and $132 for the three
     months ended September 30,
     1999, December 31, 1999 and
     March 31, 2000,
     respectively).................      222         434          514             919          939
  Special charges..................       --          --           --           2,990           --
  Amortization of deferred stock
     compensation..................       --          --          111             177          306
                                      ------      ------       ------         -------       ------
     Total operating expenses......    1,063       1,668        1,828           6,033        4,203
                                      ------      ------       ------         -------       ------
Income (loss) from operations......      159         296          682          (3,660)         176
Interest and other income
  (expense), net...................      (29)        (34)         (40)            120          118
Provision for income taxes.........       16          16           16              --           88
                                      ------      ------       ------         -------       ------
Net income (loss)..................   $  114      $  246       $  626         $(3,540)      $  206
                                      ======      ======       ======         =======       ======

                                                           THREE MONTHS ENDED
                                     ---------------------------------------------------------------
                                     MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,
                                       1999        1999         1999            1999         2000
                                     ---------   --------   -------------   ------------   ---------
                                                               (UNAUDITED)
PERCENTAGE OF NET REVENUES:
Net revenues:
  Product revenues.................     90.2%       95.1%        97.1%           97.0%        96.9%
  Contract manufacturing
     revenues......................      9.8         4.9          2.9             3.0          3.1
                                      ------      ------       ------         -------       ------
     Total net revenues............    100.0       100.0        100.0           100.0        100.0
Cost of revenues...................     57.5        56.4         49.5            58.4         39.7
                                      ------      ------       ------         -------       ------
Gross profit.......................     42.5        43.6         50.5            41.6         60.3
Operating expenses:
  Research and development.........     11.7        12.3          9.9            15.6         19.8
  Sales and marketing..............     17.6        15.1         14.3            18.5         21.0
  General and administrative.......      7.7         9.6         10.4            16.1         12.9
  Special charges..................       --          --           --            52.4           --
  Amortization of deferred stock
     compensation..................       --          --          2.2             3.1          4.2
                                      ------      ------       ------         -------       ------
     Total operating expenses......     37.0        37.0         36.8           105.7         57.9
                                      ------      ------       ------         -------       ------
Income (loss) from operations......      5.5         6.6         13.7           (64.1)         2.4
Interest and other income
  (expense), net...................     (1.0)       (0.7)        (0.8)            2.1          1.6
Provision for income taxes.........      0.5         0.4          0.3              --          1.2
                                      ------      ------       ------         -------       ------
Net income (loss)..................      4.0%        5.5%        12.6%          (62.0)%        2.8%
                                      ======      ======       ======         =======       ======

FIVE QUARTERS ENDED MARCH 31, 2000

     Net Revenues

     Net revenues increased in each of the five quarters ended March 31, 2000. These quarterly increases were the result of increased selling efforts and more effective promotion of our products by us and our distributors, increased demand from our private label reseller and increased availability of our products due to higher inventory levels at our distributors and our facility. This last factor was particularly significant in the increase from the first to second quarter of 1999.

     Cost of Revenues

     Our cost of revenues increased from the first quarter of 1999 to the second quarter of 1999 primarily as the result of increased sales volume. Cost of revenues as a percentage of revenues decreased in this same time period due to lower unit costs associated with higher volumes through our testing facilities and packaging subcontractors. From the second quarter of 1999 to the third quarter of 1999, cost of revenues decreased in absolute dollar terms due to a special, one-time price discount granted to us by one of our major suppliers. The trend of lower unit costs seen in the first and second quarters of 1999 continued in the third quarter and contributed to the decrease in cost of revenues in absolute dollars during this time period. These same two factors caused cost of revenues to decrease as a percentage of revenues from the second quarter to the third quarter of 1999. Cost of revenues increased in the fourth quarter of 1999 compared to the third quarter for several reasons. First, the mix of products we shipped during this period consisted of products with higher costs than in prior periods. Second, we suffered some manufacturing inefficiencies. Third, we, based on an analysis of our inventory, took a higher level of reserves for excess inventory. Finally, an increase in period manufacturing expenses contributed to the increase in cost of revenues from the third quarter to the fourth quarter of 1999. These same four factors led cost of revenues to increase as a percentage of revenues during this period. Cost of revenues increased from the fourth quarter of 1999 to the first quarter of 2000 primarily because of higher sales volume. However, cost of revenues decreased as a percentage of revenues primarily due to our product mix. Also influencing cost of revenues as a percentage of revenues in the first quarter of 2000 were manufacturing efficiencies.

     Operating Expenses

     RESEARCH AND DEVELOPMENT. Research and development expenses increased in the first two quarters of 1999 primarily as a result of the addition of personnel and costs incurred for the development of new products. Research and development expenses decreased in the third quarter of 1999 compared to the second quarter of 1999 primarily as a result of lower materials costs for prototype and test units, partially offset by the opening of our Long Beach facility in the third quarter of 1999. Research and development expenses increased in the fourth quarter of 1999 compared to the third quarter of 1999 primarily as a result of higher materials costs for prototype and test units and increases in personnel. Research and development expenses increased in the first quarter of 2000 primarily due to increases in personnel in our Texas, Long Beach and Sunnyvale facilities and the increase in personnel in our Ottawa facility in the fourth quarter of 1999.

     SALES AND MARKETING. Sales and marketing expenses increased in each of the five quarters ended March 31, 2000 primarily as a result of increased personnel, higher volume-related sales commissions and the opening of our Long Beach facility in the third quarter of 1999.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses increased in each of the five quarters ended March 31, 2000 primarily as a result of increased personnel and professional fees. Additionally, in the fourth quarter of 1999, we recorded $342,000 of compensation expense resulting from stock options granted to non-employees.

     SPECIAL CHARGES. In the fourth quarter of 1999, we incurred a special charge of $3.0 million related to a non-recurring bonus payment to a common stockholder and officer of Stanford Microdevices.

     AMORTIZATION OF DEFERRED STOCK COMPENSATION. We recorded amortization of deferred stock compensation of $111,000 in the third quarter of 1999, $177,000 in the fourth quarter of 1999 and $306,000 in the first quarter of 2000.

     Interest and Other Income (Expense), Net.

     Interest and other income (expense), net, increased to $120,000 in the fourth quarter of 1999 and totaled $118,000 in the first quarter of 2000 as a result of interest income earned on proceeds from the issuance of our mandatorily redeemable convertible preferred stock.

LIQUIDITY AND CAPITAL RESOURCES

     We have financed our operations primarily through cash generated from operations, equipment lease financing and through the private sale of mandatorily redeemable convertible preferred stock. As of March 31, 2000, we had cash and cash equivalents of $3.8 million and working capital of $7.2 million.

     Our operating activities provided cash of $1.5 million in 1997, $1.3 million in 1998, $560,000 in 1999 and used cash of $946,000 in the three months ended March 31, 2000. In 1997, cash provided by operating activities was primarily attributable to net income of $1.1 million, an increase in deferred margin on distributor inventory of $1.3 million, accrued liabilities of $264,000 and non-cash charges related to depreciation and amortization of $111,000. These were partially offset by increases in accounts receivable of $687,000, inventories of $477,000 and other assets of $217,000. In 1998, cash provided by operating activities was primarily attributable to a $471,000 decrease in accounts receivable and non-cash charges related to stock option compensation and depreciation and amortization. These were partially offset by an increase in accounts payable of $217,000 and deferred margin on distributor inventory of $130,000. In 1999, cash provided by operating activities was primarily attributable to increases in accounts payable of $1.9 million, deferred margin on distributor inventory of $1.8 million, accrued liabilities of $523,000 and non-cash charges related to deferred stock compensation amortization, stock option compensation and depreciation and amortization. These were partially offset by increases in accounts receivable of $752,000, inventories of $1.3 million and other assets of $486,000. In the three months ended March 31, 2000, cash used in operating activities was primarily attributable to increases in inventories of $2.8 million and accounts receivable of $1.4 million. These were partially offset by increases in accrued expenses of $1.5 million and deferred margin on distributor inventory of $1.2 million.

     Our investing activities used cash of $293,000 in 1997, $41,000 in 1998, $1.9 million in 1999 and $6.3 million in the three months ended March 31, 2000. Our investing activities reflect purchases of available-for-sale securities, manufacturing equipment and other fixed assets.

     Our financing activities used cash of $869,000 in 1997 and $1.5 million in 1998 and provided cash of $12.0 million in 1999 and $33,000 in the three months ended March 31, 2000. In 1997, cash used in financing activities consisted of distributions to stockholders of $784,000 and equipment lease financing of $85,000. In 1998, cash used in financing activities consisted of distributions to stockholders of $1.1 million and equipment lease financing of $435,000. In 1999, cash provided by financing activities primarily resulted from $17.0 million of proceeds received from the issuance of mandatorily redeemable convertible preferred stock. This was partially offset by dividends paid to our stockholders of $4.4 million and equipment lease financing of $573,000. Our December 31, 1999 net loss applicable to common stockholders includes $21.9 million of accretion charges to increase the carrying amount of our mandatorily redeemable convertible preferred stock to the amount we would be required to pay if this preferred stock were to be redeemed. In the three months ended March 31, 2000, cash provided by financing activities was primarily attributable to proceeds received from stock option exercises partially offset by equipment lease financing.

     We maintain a secured credit facility with a financial institution that includes a $3.0 million line of credit. Borrowings under the revolving credit line may be made and repaid at any time and bear interest at the base rate, as announced by the lender, plus 0.5%. At March 31, 2000, there were no outstanding amounts under this credit facility. At March 31, 2000, we were in violation of one of our financial covenants under the credit facility due to payment of a dividend and non-recurring special charges in the fourth quarter of 1999 and first quarter of 2000. The financial institution has waived these violations. We are in the process of negotiating a new credit facility with the same financial institution to replace the existing line.

     We currently anticipate that the net proceeds from this offering, together with our current available cash and cash equivalents and cash generated from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months, although no assurance can be given in this regard. If we require additional capital resources to grow our business, execute our operating plans, or acquire complimentary technologies or businesses at any time in the future, we may seek to sell additional equity or debt securities or secure additional lines of credit, which may result in additional dilution to our stockholders.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 133, Accounting for Derivative Instruments and hedging Activities. SFAS 133 provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. SFAS 133 was to be effective for fiscal years beginning after June 15, 1999. However, in July 1999, the Financial Accounting Standards Board issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133. SFAS 137 defers for one year the effective date of SFAS 133 that will now apply to all fiscal quarters of all fiscal years beginning after June 15, 2000. We believe that the adoption of SFAS 133 will not have a material impact on our consolidated financial position, results of operations or cash flows.

     In March 1998, the American Institute of Certified Public Accountants, or AICPA, issued Statement of Position 98-1, or SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 requires that entities capitalize certain costs related to internal use software once certain criteria have been met. We adopted SOP 98-1 for the year ended December 31, 1999. The adoption of SOP 98-1 did not have a material impact on our financial condition or results of operations.

     In April 1998, the AICPA issued SOP 98-5, Reporting on the Costs of Start-Up Activities. SOP 98-5 requires that all start-up costs related to new operations must be expensed as incurred. In addition, all start-up costs that were capitalized in the past must be written off when SOP 98-5 is adopted. We adopted SOP 98-5 on January 1, 1999. The adoption of SOP 98-5 did not have a material impact on our financial condition or results of operations.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (SAB 101), Revenue Recognition, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. We believe that our revenue recognition policy is in compliance with the provisions of SAB 101 and that the adoption of SAB 101 had no material effect on our financial position or results of operations.

EFFECT OF YEAR 2000

     As of the date of this prospectus, we had not experienced any disruptions related to year 2000 issues, nor do we expect to experience any year 2000 related disruption in the operation of our systems. To our knowledge, none of our customers have experienced any year 2000 related issues with our products. Additionally, to our knowledge, none of our manufacturing, packaging or other suppliers have experienced any material year 2000 problems. Although most year 2000 problems should have become evident by the date of this prospectus, additional year 2000 related problems may become evident only after that date. We will continue to monitor our critical computer applications and those of our suppliers and vendors throughout the year to ensure that any late year 2000 matters that may arise are promptly addressed.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

     Our sales have been made to predominantly U.S.-based customers and distributors in U.S. dollars. As a result, we have not had any material exposure to factors such as changes in foreign currency exchange rates. However, in future periods, we expect to expand selling into foreign markets, including Europe and Asia. Because our sales are denominated in U.S. dollars, a strengthening of the U.S. dollar could make our products less competitive in foreign markets.

     At March 31, 2000, our cash and cash equivalents consisted primarily of money market funds and commercial paper and our short term investments consisted of commercial paper. We did not hold any derivative financial instruments or long-term investments. Our interest income and expense are sensitive to changes in the general level of interest rates. In this regard, changes in interest rates can affect the interest earned on our cash equivalents.

                                    BUSINESS

OVERVIEW

     Stanford Microdevices is a leading designer and supplier of high performance RF components for communications equipment manufacturers. Our products are used primarily in wireless communications equipment to enable and enhance the transmission and reception of voice and data signals. The performance of the RF section of communications equipment -- which is used to convert, process and amplify the high frequency signals that transmit voice or data -- has a significant influence on the overall performance of communications systems. We design our products to meet the rapidly evolving performance requirements for mobile wireless applications such as cellular and mobile data networks, broadband wireline applications such as coaxial cable and fiber optic networks, and fixed wireless applications such as local and wide area site-to-site data networks.

     We offer a broad line of products that range in complexity from discrete components to integrated circuits and multi-component modules. We believe our products are well suited for existing and future communications networks which are expected to be increasingly centered on data transmission in addition to voice. We have adopted a fabless operating strategy, which we believe is unique in the RF components industry. We outsource the manufacturing of our semiconductor wafers to several wafer fabrication facilities, or third-party wafer fabs, that use leading-edge process technologies. We focus internally on our RF design and development expertise and select what we believe to be the optimal process technology for any given application without the constraint of a captive wafer fab facility. Our fabless operating strategy, combined with our RF design and test expertise, gives us the flexibility necessary to deliver a comprehensive line of high quality products at compelling prices to our customers.

INDUSTRY BACKGROUND

     Demand for Connectivity and Mobility Driving Investment in Communications Infrastructure

     Consumers and businesses are demanding increased connectivity, mobility, functionality and bandwidth from telecommunications service providers. Increased deployment and use of wireless communications systems and the rise of wireline and wireless Internet applications offer users the potential for access any time, anywhere to voice and data networks. International Data Corporation (IDC), an independent market research firm, estimates that the number of worldwide Internet users will increase from 196 million in 1999 to 399 million by 2002. Users are also increasingly relying on networks for data services in addition to traditional voice services. The U.S. Department of Commerce has estimated that data traffic in the United States is doubling every 100 days. Wireless Internet and other data services will significantly increase the performance demands on wireless networks. IDC estimates that the number of worldwide subscribers for wireless phone service will grow from 303 million in 1998 to 1.1 billion by 2003. IDC further estimates that the number of wireless subscribers in the United States who are able to send and receive information over the Internet is expected to increase from 7.9 million in 1999 to 61.5 million by 2003.

     Communications service providers are making significant investments in network infrastructure to enable and enhance connectivity for today's information-driven economy. Wireless and broadband wireline communications service providers are expanding capacity and offering a broader range of services to support the changing needs of users. Competitive pressures are also requiring service providers to offer increased bandwidth and to reduce operating costs. In the case of wireless networks, communications service providers must support a rapidly growing number of subscribers and the subscribers' demands for more expanded service. In addition, wireless network operators are adopting new standards such as third generation, or 3G, standards that enable the migration from voice-only to integrated voice and high-speed data services, which are not fully supported by today's installed infrastructure. MultiMedia Telecommunications Association estimates that the number of subscribers to mobile data services, such as those enabled by 3G standards, will rise to 16.5 million by 2003 -- representing a 40% compound annual growth rate from 1999. Providers of broadband wireline services over cable and fiber networks are also looking for network infrastructure solutions to meet increasing performance requirements and to minimize their total cost of ownership.

     Challenges Facing Communications Equipment Manufacturers

     Manufacturers of communications equipment must develop systems to meet the requirements of communications service providers. In meeting these challenges, equipment manufacturers face significant market and product performance pressures. These include:

          SHORTER TIME TO MARKET. The intensity of competition and the resulting need to adopt new technologies is forcing communications equipment manufacturers to develop and launch products in the shortest time possible.

          HIGHER PERFORMANCE AND MORE RELIABLE SYSTEMS. Communications equipment manufacturers are facing increased demands from communications service providers for greater bandwidth, which is a measure of a system's capacity. System reliability is another key performance requirement due to the high costs of equipment downtime and of maintaining communications networks.

          REDUCED COSTS. Communications service providers seek to minimize both the up-front equipment acquisition costs as well as ongoing operating costs as they upgrade their networks. Communications equipment manufacturers must, as a result, offer a better value proposition.

     Need for High Performance RF Components from Third-Party Suppliers

     Communications equipment manufacturers are adopting new approaches in designing systems to deliver the performance and feature improvements that service providers require. In a typical communications system, the principal functional blocks are the RF subsystem, which receives, amplifies and transmits signals, the signal processor, which encodes and decodes digitized signals, and the antenna. Since the RF subsystem receives the signal, interfaces with the signal processor, and amplifies and transmits the signal, a system's performance and signal quality are significantly affected by the RF subsystem. Communications equipment manufacturers often do not have the internal expertise or the time to address every aspect of a system's RF performance. To lower their production costs and shorten product development cycles, equipment manufacturers are increasingly seeking innovative RF components from third-party suppliers who offer a broad range of high-performance products.

     Most RF component suppliers have made significant investments in their own wafer fabs. These wafer fabs are typically based on a single process technology. A process technology is a method of manufacturing semiconductor devices and circuits using a given wafer material. As a result, RF component suppliers generally focus most of their attention on developing products using their own process technology even if another process may be more appropriate for a given application. To adopt one of these other process technologies, these component suppliers would have to migrate their current facility to the other technologies, make significant capital investments in new wafer fabs or develop relationships with merchant wafer fabs. Because all of these steps are expensive and time consuming, most RF component suppliers resist changing process technologies. As a result, many of these component suppliers do not offer the broadest range of products or may offer sub-optimal products for certain applications.

     Manufacturers of communications infrastructure equipment, such as base stations used by wireless service providers, require components that are optimized for a feature known as linearity. Linearity is a measure of signal quality. Many RF component suppliers have optimized their products for power efficiency at the expense of linear performance, making these products well suited for battery-powered, portable applications, but not optimal for infrastructure applications. We believe these suppliers would require new design techniques, process technologies and testing capabilities to modify their products to address the market for infrastructure equipment.

     We believe that there is a substantial market opportunity for a third-party supplier of high performance RF components who can meet the needs for flexibility, performance and value required by communications equipment manufacturers.

OUR SOLUTION

     We design, develop and market a broad range of RF components using leading process technologies for use in wireless and broadband wireline communications equipment. Our products are designed to provide the following competitive benefits to communications equipment manufacturers:

          OPTIMAL SOLUTIONS. The combination of our design expertise and access to several leading process technologies enables us to deliver optimal solutions to our customers. Our fabless operating model provides us with the flexibility to use multiple process technologies. Because each process technology has a different impact on characteristics such as linearity, frequency, operating voltage, output power, noise suppression and heat dissipation, the selection of a process technology is critical to the function of a component. Our components are designed to optimize functionality by selecting the process technology that provides the appropriate characteristics for the intended application. This approach also enables us to quickly adapt to changes in product specifications or market requirements.

          HIGH PERFORMANCE FOR INFRASTRUCTURE APPLICATIONS. We design our products specifically for communications infrastructure equipment. We have made engineering trade-offs in favor of design characteristics that are most important to infrastructure equipment manufacturers. Our products are particularly well suited for communications equipment that require high capacity, clear signals, longer product life and extended transmit and receive range.

          PRODUCT AND TECHNOLOGY BREADTH. Our product portfolio includes a broad line of products that range in complexity from discrete components to integrated circuits and multi-component modules designed to meet the varied needs of our customers. We offer a wide range of solutions based on different process technologies. The availability and breadth of our product portfolio facilitate efficient customer sourcing and improve time to market for communications equipment manufacturers.

          PRICE PERFORMANCE. We believe that our combination of product quality and high performance at competitive prices makes our products a compelling value proposition for our customers.

OUR STRATEGY

     Our objective is to become the leading supplier of RF components for wireless and broadband wireline communications equipment. We intend to achieve this objective by providing a comprehensive portfolio of high performance and high value standard and customized RF components optimized for their target applications. Our strategy consists of the following elements:

          EXPAND PORTFOLIO OF STANDARD PRODUCTS AND DEVELOP INNOVATIVE CUSTOM PRODUCTS. We will continue to design products that meet standard specifications widely adopted by communications equipment manufacturers. These standard products historically have constituted the core of our business and we anticipate that they will continue to account for a significant portion of our revenues. In addition, we gain significant economies of scale due to the high sales volumes of these products. We plan to continue to invest significantly in research and development to grow our portfolio of these products.

          We recently established a separate business unit focused on developing customized products for specific RF applications. We plan to focus on expanding our product development initiatives in the wireless and broadband wireline infrastructure markets. A key aspect of our new product focus will be to design unique custom multi-component products that offer significant price and performance advantages over current solutions. We believe that some of these customized products can be marketed through our distribution channels in the future as standard products.

          LEVERAGE OUR FABLESS OPERATING MODEL. Our fabless strategy gives us the flexibility to design products that are tailored for the intended application. By avoiding the administrative and capital-intensive burden of operating a captive wafer manufacturing facility, we will continue to maintain the flexibility to adopt and leverage emerging process technologies. We believe this approach is unique in the RF components industry and plan to leverage the advantages it provides to offer optimized solutions for our target markets.

          CONTINUE TO INVEST IN OUR TECHNOLOGY AND PRODUCT QUALITY. We will continue to invest in research and development in the areas of semiconductor materials, device modeling, RF circuit design, packaging technology, and test and measurement. We will also maintain and extend a rigorous quality assurance program to ensure the highest product quality. Our quality program includes periodic qualification testing of all products, including extended lifetime testing under accelerated temperature and other operating conditions, designed to simulate more extreme operating conditions than would be encountered in most practical applications.

          STRENGTHEN STRATEGIC TECHNOLOGY AND SUPPLIER RELATIONSHIPS. We have formed supplier relationships with TRW, Nortel Networks, Temic Semiconductors (an Atmel company) and UltraRF (a subsidiary of Spectrian), and are engaged in joint development efforts with Nortel Networks, Temic Semiconductors and UltraRF. We plan to strengthen these relationships by continuing to engage in co-development projects on new products and adaptations of existing products. We also will seek to establish strategic technology and supplier relationships with additional third-party wafer fabs as new process technologies emerge and to secure additional fabrication capacity.

          RECRUIT THE BEST TALENT AVAILABLE. The market for experienced RF designers and application engineers is highly competitive. Our strategy is to attract the best talent by offering the opportunity to work with leading design and process technologies and the flexibility to work at any of our design centers. We have design centers in Long Beach and Sunnyvale, California, Ottawa, Canada and Richardson, Texas. By locating our design centers in areas that have significant numbers of RF-related businesses, we believe we are better able to recruit experienced design engineers locally. We plan to open additional design centers in strategic locations and to continue to recruit experienced RF design engineers at our existing design centers.

          MAINTAIN OUR DISTRIBUTION CHANNELS AND EXPAND OUR DIRECT MARKETING AND SALES FORCE. We have long-standing relationships with our two worldwide distributors, Avnet Electronics Marketing and Richardson Electronics, and will continue to market our standard products through them and other distributors. We plan to broaden our direct marketing efforts and expand our direct sales force and sales representatives to market and sell our customized products.

PRODUCTS

     We sell RF components used in the infrastructure of mobile wireless, broadband wireline and fixed wireless communications networks. RF components include low noise and power amplifiers, drivers, pre-drivers, switches, modulators, demodulators, upconverters and downconverters. They convert, switch, process and amplify the high frequency signals that carry the information to be transmitted or received.

     The following is a simplified illustration of the RF subsystems in the transmitter and receiver sections of a typical communication system:

[SIMPLIED RF SUBSYSTEM DIAGRAM]

     We classify our products broadly into two categories: standard products, which we develop from our own specifications and generally sell through distributors, and customized products under development, which we are designing for particular applications by original equipment manufacturers and will sell directly through our own sales force.

     Our current product offerings address key functions in the transmission section of a typical communication system and include:

          LOW NOISE AMPLIFIERS. These are components in the receiver section of an RF system that receive signals from an antenna at extremely low levels and amplify these signals. Due to the low noise characteristics of our amplifiers, they can be used to amplify very weak signals.

          PRE-DRIVERS AND DRIVERS. A pre-driver is a component in the transmitter section that provides the first stage of amplification in a power amplifier chain. These amplifiers take very weak transmitted signals and amplify them. A driver takes the amplified signals from a pre-driver and further amplifies these signals before transmitting them to the last stage of amplification. Our pre-drivers and drivers determine the overall ability of an RF subsystem to work with signals of different strengths with minimum distortion.

          POWER AMPLIFIERS. These components provide the final stage of signal amplification to boost signal strength for transmission through the antenna. Power amplifiers operate at different frequencies, power levels and air interface standards. The majority of our power amplifier products are linear amplifiers, which add a minimum amount of distortion to the input signal. Currently, we purchase our power amplifier products from a third-party wafer fab for resale under our own brand.

          SWITCHES. These are used to direct RF signals to various ports within a communications system. Our switches preserve signal strength and minimize channel interference as they perform their functions.

          DISCRETE DEVICES. These are transistors which contain minimal circuitry and are used as building blocks in a variety of component applications such as oscillators, mixers and active circuits. Important attributes of our discrete devices are wide frequency range, low noise and low power consumption.

     Products under development include:

          MODULATORS AND DEMODULATORS. These are components in the transmitter or receiver section that combine digital information with an RF signal by varying the phase and amplitude of the signal so that the resulting signal can be transmitted or received.

          MIXERS, UPCONVERTERS AND DOWNCONVERTERS. These components are frequently combined with amplifiers to accept low or high frequency signals, and mix them with a local oscillator signal to produce a lower or higher frequency signal for processing or transmission.

          WIRELINE INTEGRATED CIRCUITS. We are currently developing a high-speed broadband wireline chip set which can be used in fiber optic and local and wide area network applications. This chip set includes a transimpedance amplifier, which amplifies the electrically converted optical signal, a postamplifier, which minimizes signal loss, and a laser driver, which energizes the laser.

     Actual components, features and products could differ materially from those currently under development as a result of a variety of factors, some or all of which may be beyond our control.

PROCESS TECHNOLOGIES

     We have expertise in designing and manufacturing RF components in multiple process technologies. We design our products using four process technologies to meet the price and performance requirements of our customers. These process technologies are:

          GALLIUM ARSENIDE HETEROJUNCTION BIPOLAR TRANSISTOR (GAAS HBT). GaAs HBT technology is an effective alternative or complement to silicon solutions in many high-performance RF applications. GaAs HBT has inherent physical properties that allow electrons to move up to five times faster than those of silicon. This results in integrated circuits that operate at much higher speeds than silicon devices with lower power consumption. We use GaAs HBT technology for applications that require high linearity and low power consumption.

          INDIUM GALLIUM PHOSPHIDE HETEROJUNCTION BIPOLAR TRANSISTOR (INGAP
     HBT). InGaP HBT technology uses the same wafer material as GaAs HBT, but offers performance advantages over GaAs HBT due to inherent properties which generally result in less variation in wafer processing. As a result, InGaP HBT typically results in higher manufacturing yields. We use this process for products that require higher frequency, improved linearity, enhanced noise performance or greater reliability. We are migrating our products from the GaAs HBT process to the InGaP HBT process as this technology matures.

          SILICON GERMANIUM HETEROJUNCTION BIPOLAR TRANSISTOR (SIGE HBT). Like GaAs HBT technology, SiGe HBT also achieves high operating speeds by using a material that has significantly higher electron mobility than silicon, but still uses silicon wafers and established standard silicon processing. SiGe HBT technology results in more predictable and improved manufacturing yields. We use this process in the design and manufacture of our products to achieve high frequency performance and significant economies of scale. Because of its significantly lower cost, SiGe HBT is a good choice for processing more integrated and complex components which require increased semiconductor area.

          LATERALLY DIFFUSED METAL OXIDE SEMICONDUCTOR (LDMOS). LDMOS technology uses standard silicon materials in an alternative configuration to deliver high-power solutions, high efficiency and superior linearity when compared to traditional silicon transistors. Because the LDMOS process uses silicon, LDMOS devices are less expensive than devices manufactured using gallium arsenide wafers. Silicon dissipates heat more efficiently than gallium arsenide, and has the capability to operate at higher voltages. As a result, our products were designed using the LDMOS process for high-output power applications required for transmitter applications.

     Below is a summary of our current products and products under development indicating the process technologies used in manufacturing:

                                                              PROCESS TECHNOLOGY
                                                          ---------------------------
                                                          GAAS   INGAP   SIGE   LDMOS
                                                          ----   -----   ----   -----
CURRENT PRODUCTS:
  Low Noise Amplifiers..................................   X              X
  Pre-Drivers...........................................   X       X      X
  Drivers...............................................   X       X
  Power Amplifiers......................................                          X
  Switches..............................................   X
  Discrete Devices......................................   X              X
PRODUCTS UNDER DEVELOPMENT:
  Modulators and Demodulators...........................                  X
  Mixers, Upconverters and Downconverters...............                  X
  Wireline Integrated Circuits..........................           X      X

     Actual components, features and products could differ materially from those currently under development as a result of a variety of factors, some or all of which may be beyond our control.

     We shipped our first products using SiGe and InGaP in the fourth quarter of 1999 and have begun to design products using LDMOS. Although we currently offer LDMOS power amplifiers as a reseller of UltraRF, we have not yet generated any revenues from resale of these products.

CUSTOMERS

     End customers for our products are primarily manufacturers of communications infrastructure equipment. The following is a list of our 20 largest customers, based on 1999 revenues, who have purchased our products either directly or through our distributors, Avnet Electronics Marketing and Richardson Electronics:

Aerostar Industry                      Motorola
Air-Tech System                        MRV Communications
Editron                                Olson Technology
GSS Array Technologies                 Phase Atlantic
Hughes Network Systems                 Pulsar Microwave
Italtel                                Rohde & Schwarz
J Cort Systems                         Sam Ji Electronics
M/A-COM Microelectronics               Sanmina Corporation
Microwave International                Telaxis Communications
Minicircuits Laboratories              Young Woo Telecom

SALES, MARKETING AND CUSTOMER SUPPORT

     We sell our products worldwide through U.S.-based distributors, through a private label reseller who sells our products under its brand and through our direct sales force. Our products are also sold through a worldwide network of independent sales representatives whose orders are fulfilled either by us or our distributors. Each of these channels is supported by our customer service and marketing communication functions. We are expanding our marketing efforts to create awareness for our products within our target markets and to support our direct and indirect sales efforts. We have implemented an integrated mix of marketing activities including trade journal advertisements, and public relations and promotional events such as tradeshows, seminars and technical conferences.

     We generally sell our standard products through distributors. We believe that sales through our distributors will continue to account for a significant amount of our revenues in the foreseeable future. We plan to sell customized products through our direct sales force to a targeted group of communications equipment manufacturers. We believe this approach will enable us to work more closely with these customers to gain a better understanding of, and more effectively meet, their needs.

     Our products are highly technical and our customers frequently consult with us to select a component for a given application, determine product performance under specified conditions unique to their system, or test a product for new applications. To meet the needs of our customers, we provide support in all stages of the sales process, from concept definition and product selection to post-sale support. These services are provided by our applications engineering organization, which works closely with our sales organization in all pre- and post-sale activities. We intend to invest in expanding our applications engineering organization to assist our customers.

     As of March 31, 2000, we had 22 employees in our sales and marketing organization, including seven application engineers.

OPERATIONS

     Our products are designed at our four design centers located in North America. We apply our expertise in packaging during the design phase to ensure that our RF components meet high performance standards. The relationship between a circuit and its package is critical to the reliability and electrical performance of RF components. We outsource the fabrication of our semiconductor wafers to several independent wafer fabs. Our four principal third-party wafer fabs are:

     - TRW for GaAs HBT;

     - Nortel Networks for InGaP HBT;

     - Temic Semiconductors for SiGe HBT; and

     - UltraRF for LDMOS.

     Our supply agreements with Nortel Networks, Temic Semiconductors and UltraRF give us multi-year supply guarantees. Our supply agreement with TRW includes supply guarantees through December 31, 2000. We will seek to extend our supply agreements with these third-party wafer fabs while concurrently seeking second sources for the wafers they supply. GEC Marconi and TriQuint Semiconductor also manufacture limited quantities of semiconductor wafers for us.

     We have unconditional purchase obligations under these supply agreements. Because the products we are purchasing are unique to us, our agreements with these suppliers prohibit cancellation of our orders subsequent to the production release of the products in our suppliers' manufacturing facilities, regardless of whether our customers cancel orders. At December 31, 1999, we had approximately $5.9 million of unconditional purchase obligations.

     Following production of wafers by our third-party wafer fabs, we perform wafer inspection at our headquarters in Sunnyvale, California. As a result, we are able to ensure that the wafers meet high standards of reliability required for their use in communications equipment. Semiconductor packaging is then outsourced to five offshore subcontractors and packaged components are returned to our headquarters in Sunnyvale, California for final testing, quality assurance, and tape and reel assembly for final shipment.

     The following diagram illustrates this manufacturing flow:

                                  [Flow Chart]

RESEARCH AND DEVELOPMENT

     We focus our research activities in the areas of semiconductor materials, device modeling, RF circuit design, packaging technology, and test and measurement. In the area of semiconductor materials, we are focusing our research efforts on two areas: heterojunctions, or semiconductor junctions made out of two dissimilar semiconductor materials, and emerging semiconductor materials that offer high linearity and low power consumption critical for digital communications networks. In the area of device modeling, we are expanding our library of device models which predict the performance of a transistor within a circuit design.

     Our circuit design efforts are focused on developing products that provide repeatable performance and reliability and that are easy to use in communications equipment design. Our products generally incorporate integrated matching structures, eliminating the need for additional external components and providing stable performance over a range of temperatures and varying supply voltages. We also work closely with our third-party wafer fabs to design test circuits for new process technologies.

     In the area of packaging technology, we are developing specialized packages that offer both high frequency performance and efficient heat dissipation. We also work closely with our packaging subcontractors to research new package designs and materials. We are building a team of experienced packaging engineers to expand research and development in advanced RF packaging.

     Our proprietary test and measurement techniques coupled with our packaging expertise completes our back-end, or production, competency. We have a number of high-speed automatic component testers that are capable of recording high frequency data at extremely high throughput rates using our proprietary software. We intend to continue to increase throughput rates by developing new test software that accelerates data recording while adding the ability to measure additional test parameters.

     Our principal development work is concentrated on expanding the versatility of existing products and developing customized solutions for targeted communications equipment manufacturers. A key factor in this development work is to design products with improved functionality by selecting the process technology that provides the optimal performance and price for our customers. Our ability to align our design expertise with leading process technologies enables us to focus and adapt our research and development efforts to keep pace with changing market requirements.

     At March 31, 2000, we had 27 employees in our research and development organization. We incurred research and development expenses of approximately $643,000 in 1997, $932,000 in 1998, $2.3 million in 1999 and $1.4 million in the three months ended March 31, 2000.

COMPETITION

     The RF semiconductor industry is intensely competitive. Competition in our markets is primarily affected by the ability to design standard and customized products that meet customers' price and performance requirements in a sufficient quantity and in a timely manner, the quality of customer service and technical support, and the availability and breadth of product offerings.

     We compete primarily with other suppliers of high performance RF components used in the infrastructure of communications networks such as Agilent, Alpha Industries, Anadigics, Conexant, Infineon, M/A-COM, Minicircuits Laboratories, NEC, RF Micro Devices, TriQuint Semiconductor and Watkins-Johnson. We also compete with current and potential communications equipment manufacturers who manufacture RF components internally such as Ericsson, Lucent, Motorola and Nortel Networks. We expect increased competition from existing competitors and from a number of companies that may enter the RF component market, as well as future competition from companies that may offer new or emerging technologies. In addition, many of our current and potential competitors have significantly greater financial, technical, manufacturing and marketing resources than we have. Our failure to successfully compete in our markets would have a material adverse effect on our business, financial condition and results of operations.

INTELLECTUAL PROPERTY

     We rely upon a combination of copyright, trade secret and trademark laws to protect our intellectual property. Third-party wafer fabs own the patents for the process technologies used in the manufacture of our wafers. We do not currently have any patents or patent applications pending. However, we intend to seek patent protection for our future products and technologies where appropriate and to protect our proprietary technology under U.S. and foreign laws affording protection for integrated circuit designs, trademarks and trade secrets.

     We rely primarily upon trade secrets, technical know-how and other unpatented proprietary information relating to our product development and production activities. To protect our trade secrets, technical know-how and other proprietary information, our employees are required to enter into agreements providing for the maintenance of confidentiality and assignment of rights to inventions made by them while employed by us. We also enter into non-disclosure agreements to protect our confidential information delivered to third parties and control access to and distribution of our proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology or to develop products with the same functionality as our products. Monitoring unauthorized use of our proprietary information is difficult and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect proprietary rights as fully as do the laws of the United States.

     Although we rely on copyright, trade secret and trademark law to protect our technology, we believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements and reliable product maintenance are more essential to establishing and maintaining a technology leadership position. We can give no guarantee that others will not develop technologies that are similar or superior to our technology.

BACKLOG

     At December 31, 1999, our backlog was approximately $11.5 million. We include in our backlog all accepted product purchase orders for which delivery has been specified within one year, including orders from distributors. Of the $11.5 million in total backlog as of December 31, 1999, $10 million was attributable to purchase orders by our distributors. We do not recognize revenue from sales through our distributors until the distributor has sold our product to their customer. Product orders in our backlog are subject to changes in delivery schedules or to cancellation at the option of the purchaser without significant penalty. Our backlog may vary significantly from time to time depending upon the level of capacity available to satisfy unfilled orders. Accordingly, although useful for scheduling production, backlog as of any particular date may not be a reliable indicator of sales for any future period.

EMPLOYEES

     As of March 31, 2000, we had 91 full time employees, including 22 in sales and marketing, 27 in research and development, 28 in operations and 14 in general and administrative functions. None of our employees are subject to a collective bargaining agreement, and we believe that our relations with our employees are good.

FACILITIES

     Our headquarters are located in Sunnyvale, California in two buildings in which we lease an aggregate of approximately 32,000 square feet. One lease expires in 2002 and the other expires in 2004. We also lease approximately 5,000 square feet of office space in Richardson, Texas, approximately 3,000 square feet of office space in Long Beach, California and approximately 3,800 square feet of office space in Ottawa, Canada. We believe that our existing facilities meet our current needs and that we will be able to obtain additional commercial space as needed. We do not own any real estate.

LEGAL PROCEEDINGS

     On March 17, 2000, the Board of Trustees of Stanford University filed a complaint against us in the United States District Court for the Northern District of California alleging, among other things, trademark infringement, false designation of origin, dilution, and unfair competition. Stanford University seeks a preliminary and permanent injunction against our use of the name "Stanford" and any logo containing the letter "S" on a red background, and also seeks compensatory damages, exemplary and punitive damages, costs and attorneys' fees. A hearing on Stanford University's request for a preliminary injunction was held by the District Court on May 8, 2000 and Stanford University was denied the preliminary injunction. Stanford University then filed a motion with the District Court for an emergency injunction pending appeal and on May 16, 2000 Stanford University was denied the emergency injunction. Stanford University has filed a notice of appeal to the United States Court of Appeals for the Ninth Circuit from the denial of the preliminary injunction and has filed a motion with the Court of Appeals for an emergency injunction pending the appeal. On May 22, 2000, the Court of Appeals denied the motion for an emergency injunction. Based on our preliminary investigation, we believe that we have meritorious defenses to Stanford University's claims and intend to vigorously defend ourselves in any litigation that may arise from these claims. We are unable at this time to predict the outcome of this litigation. If any litigation were to be decided adversely to us, we could be enjoined from future use of the "Stanford" name and from the use of a logo containing the letter "S", we might be required to pay substantial damages, and we could be subject to significant costs of litigation. See "Risk Factors -- Stanford University has filed a lawsuit against us alleging trademark infringement." We may also from time to time become involved in litigation relating to claims arising from our ordinary course of business. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The names, ages, and positions of our current executive officers and directors as of March 1, 2000, are as follows:

              NAME                AGE                          POSITION
              ----                ---                          --------
John Ocampo.....................  40     Chairman of the Board and Chief Technology Officer
Robert Van Buskirk..............  50     President, Chief Executive Officer and Director
Walter Baker....................  33     Vice President and General Manager of Standard
                                         Products Unit
Gary Gianatasio.................  59     Vice President and General Manager of Wireless
                                         Infrastructure Products Unit
Guy Krevet......................  53     Vice President, Operations
Susan Ocampo....................  42     Treasurer
Gerald Quinnell.................  43     Chief Operating Officer and Vice President, Sales
                                         and Marketing
Thomas Scannell.................  49     Vice President, Finance and Administration, Chief
                                         Financial Officer, Secretary and Assistant Treasurer
John Bumgarner, Jr..............  57     Director
Peter Chung.....................  32     Director
Casimir Skrzypczak..............  58     Director

     Executive Officers

     JOHN OCAMPO, a co-founder of Stanford Microdevices, has served as our Chairman of the Board and Chief Technology Officer since May 1999. From 1984 to May 1999, Mr. Ocampo also served as our President and Chief Executive Officer. From 1982 to 1984, Mr. Ocampo served as General Manager at Magnum Microwave, an RF component manufacturer. From 1980 to 1982, he served as Engineering Manager at Avantek, a telecommunications engineering company, now Hewlett-Packard/Avantek. Mr. Ocampo holds a B.S.E.E. degree from Santa Clara University.

     ROBERT VAN BUSKIRK has served as our President and Chief Executive Officer and as a director since June 1999. Before joining Stanford Microdevices, Mr. Van Buskirk held the position of Executive Vice President of Business Development and Operations from October 1998 to June 1999 at Multilink Technology Corporation, a company specializing in the design, development, and marketing of high bit-rate electronic products for advanced fiber optic transmission systems. Prior to his position at Multilink, Mr. Van Buskirk held various management positions at TRW, a semiconductor wafer manufacturer, including Executive Director of the TRW GaAs telecom products business from August 1993 to October 1998. Mr. Van Buskirk holds a B.A. from California State University at Long Beach.

     WALTER BAKER has served as our Vice President and General Manager of the Standard Products Unit since November 1999. Mr. Baker served as our Vice President of Engineering from September 1998 to November 1999, and as Engineering Manager of our design center in Richardson, Texas from September 1997 to September 1998. From June 1996 to September 1997, he was a Senior RFIC Design Engineer at Fujitsu Electronics, a manufacturer of electronic components. From May 1993 to June 1996, Mr. Baker held the position of Design Manager at ITT General Transistor Corporation (GTC), a manufacturer of transistors. Mr. Baker received his B.S.E.E from Texas A&M University, an M.S.E.E. degree from Georgia Tech, and an M.B.A. from the University of Phoenix. Mr. Baker is a member of the Institute of Electrical and Electronic Engineers.

     GARY GIANATASIO has served as Vice President and General Manager of our Wireless Infrastruture Products Unit since December 1999. From July 1997 through November 1999, Mr. Gianatasio provided services to Stanford Microdevices as an independent management consultant. From January 1997 to December 1999, Mr. Gianatasio served as a principal of G. Gianatasio & Associates. From April 1990 to July 1997, Mr. Gianatasio held various positions at Spectrian Corporation, an RF component company, most recently as Senior Vice President of Business Development. Mr. Gianatasio holds a B.S. from San Jose State University.

     GUY KREVET has served as our Vice President, Operations since November 1998. From June 1995 to November 1998, Mr. Krevet served as Vice President and General Manager of Operation, Engineering, and Manufacturing for Avnet, Inc., a distributor of electronic components and computer products. From April 1971 to June 1995, Mr. Krevet served in various positions at Hewlett-Packard/Avantek, most recently as Manufacturing Manager.

     SUSAN OCAMPO is co-founder of Stanford Microdevices and has served as our Treasurer since November 1999. From 1988 to November 1999, Mrs. Ocampo also served as Chief Financial Officer and Secretary and as one of our directors. Mrs. Ocampo holds a B.A. from Maryknoll College, in Manila, Philippines.

     GERALD QUINNELL has served as our Vice President, Sales and Marketing and Chief Operating Officer since November 1998. Mr. Quinnell served as President and Chief Operating Officer of the RF and Microwave business unit of Avnet, Inc. from June 1997 to September 1998, and as Corporate Vice President of Avnet, Inc., from June 1997 to September 1998. From November 1988 to September 1998, Mr. Quinnell served as Chief Operating Officer of Penstock, Inc., an RF and microwave distribution company subsequently sold to Avnet, Inc. Mr. Quinnell holds a B.S. from the University of Phoenix.

     THOMAS SCANNELL has served as our Vice President, Finance and Administration, Chief Financial Officer, Secretary and Assistant Treasurer since November 1999. From November 1996 to May 1999 Mr. Scannell served as the Vice President, Finance of Spectra-Physics Lasers, a laser manufacturer. From November 1990 to November 1996, Mr. Scannell held the positions of Division Controller and Assistant Corporate Controller at Raychem Corporation, a materials science company. Mr. Scannell holds a B.A. and an M.B.A. from Stanford University.

     Directors

     JOHN BUMGARNER, JR. has served as our director since December 1999. Mr. Bumgarner has been a Senior Vice President of Corporate Development and Planning at Williams, a communications and natural gas pipeline infrastructure company, since 1979. Mr. Bumgarner currently serves as President of Williams International and President of Williams Headquarters Building Group. Mr. Bumgarner also serves as President of Strategic Investments for Williams Communications. Mr. Bumgarner also serves as a director of MPSI, a global software and database company, PowerTel, a telecommunications service provider in Australia, Apco Argentina, an exploration and production company, and Williams Communications, a telecommunications company. Mr. Bumgarner holds a B.S. from the University of Kansas, and an M.B.A. from Stanford University.

     PETER CHUNG has served as our director since October 1999. Mr. Chung is a General Partner and Member of various entities affiliated with Summit Partners, L.P., a venture capital and private equity firm, where he has been employed since August 1994. Summit Partners, L.P. and its affiliates manage a number of private equity funds, including Summit Ventures V, L.P., Summit V Companion Fund, L.P., Summit V Advisors (QP) Fund, L.P., Summit V Advisors Fund, L.P. and Summit Investors III, L.P. Prior to attending Stanford Business School, Mr. Chung was a Financial Analyst with the Mergers and Acquisitions department at Goldman, Sachs & Co. from 1989 to 1992. Mr. Chung also serves as a director of ADVA AG Optical Networking, an optical networking systems company, Ditech Communications Corporation, a developer of echo cancellation and optical networking equipment, Somera Communications, Inc., a supplier of telecommunications infrastructure equipment and services, Splash Technology Holdings, Inc., a color server systems company, and several privately held companies. Mr. Chung holds an A.B. from Harvard University and an M.B.A. from Stanford University.

     CASIMIR SKRZYPCZAK has served as our director since January 2000. Since October 1999, Mr. Skrzypczak has been a Senior Vice President at Cisco Systems, a networking systems company. Prior to joining Cisco, Mr. Skrzypczak served as a Group President at Telcordia Technologies, a telecommunications company, from July 1997 to October 1999. From September 1985 to June 1997, Mr. Skrzypczak served as President of NYNEX Corporation, a telecommunications company. Mr. Skrzypczak also serves as a director of JDS Uniphase, a fiber-optic products manufacturer. Mr. Skrzypczak holds a B.E. from Villanova University and an M.B.A. from Hofstra University.

     Except for John Ocampo and Susan Ocampo, who are husband and wife, there are no family relationships among any of our directors or executive officers.

BOARD OF DIRECTORS

     Our board of directors is currently comprised of five directors. In accordance with the terms of our certificate of incorporation, the terms of office of our board of directors will be divided into three classes upon the closing of this offering: Class I, whose term will expire at the annual meeting of stockholders to be held in 2001, Class II, whose term will expire at the annual meeting of stockholders to be held in 2002, and Class III, whose term will expire at the annual meeting of stockholders to be held in 2003. The Class I directors will be Messrs. Chung and Van Buskirk, the Class II directors will be Messrs. Bumgarner and Skrzypczak, and the Class III director will be Mr. Ocampo. At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

BOARD COMMITTEES

     Our board of directors has a compensation committee and an audit committee. The compensation committee was designated in September 1999 and the audit committee was designated in November 1999. The compensation committee consists of Messrs. Chung and Bumgarner. The compensation committee makes recommendations regarding our stock option plans and all matters concerning executive compensation. The audit committee consists of Messrs. Bumgarner, Chung and Skrzypczak. The audit committee approves our independent auditors, reviews the results and scope of annual audits and other accounting related services, and evaluates our internal audit and control functions.

DIRECTOR COMPENSATION

     We do not pay any cash compensation to directors for serving in that capacity, although directors are reimbursed for expenses in connection with attendance at board of directors and committee meetings. Directors are eligible to participate in our Amended and Restated 1998 Stock Plan. Pursuant to our Amended and Restated 1998 Stock Plan, all non-employee directors are automatically granted an option to purchase 40,000 shares of common stock upon their election to the board of directors and an option to purchase an additional 10,000 shares of common stock each year following the date of our annual stockholder's meeting if on such date, he has served on our board of directors for at least the previous six months. On December 29, 1999, we granted Mr. Bumgarner an option to purchase 40,000 shares of common stock at an exercise price of $3.50 per share. On January 13, 2000, we granted

Mr. Skrzypczak an option to purchase 40,000 shares of common stock at an exercise price of $5.50 per share. Employee directors are also eligible to participate in our employee stock purchase plan. See "-- Employee Benefit Plans."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Our compensation committee consists of Mr. Chung and Mr. Bumgarner. None of our executive officers serves as a director or member of the compensation committee or other board committee performing equivalent functions of another entity that has one or more executive officers serving on the board of directors or compensation committee of Stanford Microdevices. Prior to the formation of the compensation committee, compensation decisions were made by the board of directors beginning in May 1999 and prior to that by our President.

EMPLOYMENT AGREEMENTS AND CHANGE OF CONTROL ARRANGEMENTS

     We have entered into change of control agreements with Guy Krevet and Mr. Quinnell which provide that these executive officers are entitled to a maximum of six months of severance pay and acceleration of options in the event of the termination of employment of such individual within twelve months of a change of control of Stanford Microdevices. In addition, we have signed an offer letter with Mr. Scannell that provides for six months of severance pay in the event Mr. Scannell is terminated without cause and acceleration of all outstanding options in the event of a change of control of Stanford Microdevices. We also signed an offer letter with Mr. Gianatasio that provides for four months of severance pay and one year acceleration of options in the event Mr. Gianatasio is terminated without cause and acceleration of all outstanding options in the event of a change of control of Stanford Microdevices.

EXECUTIVE COMPENSATION

     The following table sets forth in summary form information concerning the compensation paid by us during the fiscal year ended December 31, 1999 to our Chief Executive Officer and each of our four other most highly compensated executive officers. These individuals are referred to as the named executive officers in this prospectus.

                           SUMMARY COMPENSATION TABLE

                                                                       LONG-TERM
                                                                  COMPENSATION AWARDS
                                    ANNUAL COMPENSATION           -------------------
                             ----------------------------------       SECURITIES
                                                   OTHER ANNUAL       UNDERLYING         ALL OTHER
NAME AND PRINCIPAL POSITION   SALARY     BONUS     COMPENSATION         OPTIONS         COMPENSATION
---------------------------  --------   --------   ------------   -------------------   ------------
Robert Van Buskirk.........  $ 93,461   $ 50,000    $       --          342,180            $2,897
  President and Chief
  Executive Officer

John Ocampo................   241,799    100,000     2,989,958               --            17,932
  Chairman of the Board and
  Chief
  Technology Officer

Susan Ocampo...............   217,673    100,000            --               --            17,924
  Treasurer

Gerald Quinnell............   200,000    100,000            --          119,924             3,293
  Chief Operating Officer
  and Vice President,
  Sales and Marketing

Guy Krevet.................   154,038     75,000            --          111,090             3,293
  Vice President,
  Operations

     The amount in the column entitled "Other Annual Compensation" for Mr. Ocampo consists of amounts paid to Mr. Ocampo as a special bonus to assist Mr. and Mrs. Ocampo with federal and state tax liabilities of Stanford Microdevices paid by Mr. and Mrs. Ocampo while we were an S corporation and to assist Mr. and Mrs. Ocampo in paying taxes they incurred as a result of the receipt of these amounts and taxes associated with receipt of a dividend paid in 1999.

     The amounts in the column entitled "All Other Compensation" consist of term life insurance premiums paid by us and contributions by us of $2,500 to each named executive officer's 401(k) plan account. We also paid Mr. and Mrs. Ocampo $14,841 each pursuant to our profit sharing plan.

     Mr. Van Buskirk joined Stanford Microdevices as our President and Chief Executive Officer in May 1999. Mr. Van Buskirk's salary on an annualized basis in 1999 was $225,000. Mr. Ocampo served as our President and Chief Executive Officer until May 1999. Mrs. Ocampo served as our Chief Financial Officer and Secretary until November 1999.

     The table above excludes Mr. Scannell, our Vice President, Finance and Administration, Chief Financial Officer and Secretary, who joined Stanford Microdevices in November 1999. Mr. Scannell's annual salary is $175,000 and he was granted an option to purchase 200,000 shares in 1999 at an exercise price of $1.50 per share.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table provides summary information regarding stock options granted to each of the named executive officers in 1999. The information regarding stock options granted to named executive officers as a percentage of total options granted to employees in 1999 is based on options to purchase a total of 2,211,373 shares that were granted to employees, consultants and directors in 1999, all pursuant to our Amended and Restated 1998 Stock Plan. No stock appreciation or stock purchase rights were granted during 1999.

     Options were granted at an exercise price equal to the fair market value of our common stock, as determined by the board of directors on the date of grant.

     The potential realizable values set forth in the table below assume that the fair market value of our common stock on the date of grant will appreciate at the indicated rate compounded annually for the entire ten-year term of the option and that the option is exercised and sold on the last day of its term. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not reflect our projections or estimates of future stock price growth.

     All options indicated in the table below have a ten year term. The options vest as to 25% of the shares one year from the vesting commencement date and the remaining shares shall vest at the rate of 1/48 of the shares at the end of each month thereafter, provided that the optionee remains our employee or a consultant to Stanford Microdevices. In addition, Mr. Krevet and Mr. Quinnell have agreements that provide for acceleration of vesting under certain conditions as described in "-- Employment Agreements and Change of Control Arrangements."

                                          INDIVIDUAL GRANTS                        POTENTIAL REALIZABLE
                      ---------------------------------------------------------   OPTION VALUE AT ASSUMED
                         NUMBER       PERCENT OF TOTAL                             ANNUAL RATE OF STOCK
                      OF SECURITIES       OPTIONS                                 PRICE APPRECIATION FOR
                       UNDERLYING        GRANTED TO      EXERCISE                       OPTION TERM
                         OPTIONS        EMPLOYEES IN     PRICE PER   EXPIRATION   -----------------------
        NAME             GRANTED        FISCAL YEAR        SHARE        DATE          5%          10%
        ----          -------------   ----------------   ---------   ----------   ----------   ----------
Robert Van Buskirk...    200,000            9.0%           $1.50        6/7/09     $188,668     $478,123
                          22,180            1.0             1.50       9/30/09       20,923       53,024
                         120,000            5.4             1.50       11/8/09      113,201      286,874
John Ocampo..........         --             --               --            --           --           --
Susan Ocampo.........         --             --               --            --           --           --
Gerald Quinnell......     39,924            1.8             1.50       9/30/09       37,662       95,443
                          80,000            3.6             1.50      11/08/09       75,467      191,249
Guy Krevet...........     11,090            0.5             1.50       9/30/09       10,462       26,512
                         100,000            4.5             1.50       11/8/09       94,334      239,061

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

     The following table sets forth for each of the named executive officers certain information concerning the number of shares subject to both exercisable and unexercisable stock options at December 31, 1999. Also reported are values for "in-the-money" options that represent the positive spread between the respective exercise prices of outstanding stock options and $3.50, which is the fair market value of the common stock as of December 31, 1999 as determined in good faith by our board of directors. No shares were acquired by the named executive officers upon exercise of stock options during the year ended December 31, 1999.

                                          NUMBER OF SECURITIES
                                               UNDERLYING                 VALUE OF UNEXERCISED
                                         UNEXERCISED OPTIONS AT           IN-THE-MONEY OPTIONS
                                           DECEMBER 31, 1999              AT DECEMBER 31, 1999
                                      ----------------------------    ----------------------------
                NAME                  EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
                ----                  -----------    -------------    -----------    -------------
Robert Van Buskirk..................         --         342,180        $     --        $684,360
John Ocampo.........................         --              --              --              --
Susan Ocampo........................         --              --              --              --
Gerald Quinnell.....................    108,313         371,611         273,176         895,472
Guy Krevet..........................     30,087         181,003          75,882         404,298

EMPLOYEE BENEFIT PLANS

     AMENDED AND RESTATED 1998 STOCK PLAN

     Our Amended and Restated 1998 Stock Plan provides for the grant of incentive stock options to our employees, including our officers and employee directors, and for the grant of nonstatutory stock options and stock purchase rights to our employees, directors and consultants. This Amended and Restated 1998 Stock Plan was adopted by our board of directors and was approved by our stockholders in February 2000.

     A total of 7,194,691 shares of our common stock have been reserved for issuance under our Amended and Restated 1998 Stock Plan. In addition, annual increases will be added beginning in 2001, equal to the lesser of 1,500,000 shares, 3% of our outstanding shares on such date, or a lesser amount determined by our board of directors. As of December 31, 1999, no options had been exercised, options to purchase 5,231,373 shares of common stock were outstanding and 1,963,318 were available for future grant.

     Administration

     Our board of directors or a committee of our board of directors administers our Amended and Restated 1998 Stock Plan. The administrator has the power to determine, among other things:

     - the terms of the options or stock purchase rights granted, including the exercise price of the option or stock purchase right;

     - the number of shares subject to each option or stock purchase right;

     - the exercisability of each option or stock purchase right; and

     - the form of consideration payable upon the exercise of each option or stock purchase right.

     Options

     The administrator determines the exercise price of options granted under our Amended and Restated 1998 Stock Plan, but with respect to all incentive stock options and nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the exercise price must at least equal the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% or more of the voting power of all classes of our outstanding capital stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

     No optionee may be granted an option to purchase more than 1,000,000 shares in any fiscal year. In connection with his or her initial service, an optionee may be granted an additional option to purchase up to 1,000,000 shares.

     After termination of one of our employees, directors or consultants, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months. However, an option may never be exercised later than the expiration of its term.

     Stock Purchase Rights

     The administrator determines the exercise price of stock purchase rights granted under our Amended and Restated 1998 Stock Plan. Unless the administrator determines otherwise, the restricted stock purchase agreement will grant us a repurchase option that we may exercise upon the voluntary or involuntary termination of the purchaser's service with us for any reason (including death or disability). The purchase price for shares we repurchase will generally be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. The administrator determines the rate at which our repurchase option will lapse.

     Transferability of Options and Stock Purchase Rights

     Our Amended and Restated 1998 Stock Plan generally does not allow for the transfer of options or stock purchase rights, other than by will or by the laws of descent or distribution, and only the optionee may exercise an option or stock purchase right during his or her lifetime.

     Automatic Option Grants to Non-Employee Directors

     Our Amended and Restated 1998 Stock Plan also provides for the automatic grant of 40,000 shares of common stock to a director who first becomes a non-employee director (except those directors who become non-employee directors by ceasing to be employee directors) on or after this offering. This option will vest as to 25% of the shares subject to the option on each anniversary of the date of grant. Each non-employee director will automatically be granted an option to purchase 10,000 shares each year following the date of our annual stockholder's meeting (except after the first such annual meeting if it is held within six months of the date of this offering) if on such date, he or she will have served on our board of directors for at least the previous six months. All of these options will vest as to 25% of the shares subject to the option on each anniversary of the date of grant. All options automatically granted to non-employee directors will have a term of ten years and the exercise price will be 100% of the fair market value per share of common stock on the date of grant.

     Adjustments upon Merger or Asset Sale

     Our Amended and Restated 1998 Stock Plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation will assume or substitute an equivalent option or right for each outstanding option or stock purchase right. If following the assumption or substitution of an option automatically granted to one of our outside directors any such outside director is terminated other than by his or her voluntary resignation, then he or she will have the right to exercise the option as to all of the shares subject to the option, including shares which would not otherwise be exercisable.

     If there is no assumption or substitution of outstanding options or stock purchase rights, the administrator will provide notice to the optionee that he or she has the right to exercise the option or stock purchase right as to all of the shares subject to the option or stock purchase right, including shares which would not otherwise be exercisable, for a period of 15 days from the date of the notice. The option or stock purchase right will terminate upon the expiration of the 15-day period.

     Amendment and Termination of the Amended and Restated 1998 Stock Plan

     Our Amended and Restated 1998 Stock Plan will automatically terminate in 2010, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate our Amended and Restated 1998 Stock Plan provided it does not adversely affect any previously granted option or stock purchase right or any previously issued shares of common stock.

     2000 EMPLOYEE STOCK PURCHASE PLAN

     Our 2000 Employee Stock Purchase Plan was adopted by our board of directors, and approved by our stockholders in February 2000 and is intended to become effective upon completion of this offering. A total of 300,000 shares of our common stock has been reserved for issuance, plus annual increases beginning in 2001 equal to the lesser of 350,000 shares, 1% of the outstanding shares on such date, or a lesser amount as may be determined by our board of directors. As of the date of this prospectus, no shares have been issued under our 2000 Employee Stock Purchase Plan.

     Structure of the 2000 Employee Stock Purchase Plan

     Our 2000 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Code and contains consecutive, overlapping 24-month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after May 15 and November 15 of each year and terminate on the first trading day on or after the May 15 or November 15 offering period commencement date 24 months later, except for the first such offering period which will commence on the first trading day on or after the effective date of this offering and will end on the first trading day on or after May 15, 2002. The second offering period will commence on the first trading day on or after November 15, 2000.

     Eligibility

     All of our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under the Purchase Plan if such employee:

     - immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or

     - whose rights to purchase stock under all of our employee stock purchase plans accrues at a rate that exceeds $25,000 worth of stock for each calendar year.

     Purchases

     Our Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation, which includes a participant's base straight time gross earnings and commissions, but exclusive of overtime pay, shift premium, incentive compensation, incentive payments, bonuses and other compensation. A participant may purchase a maximum of 10,000 shares during a six-month purchase period.

     Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The price is 85% of the lower of the fair market value of our common stock either:

     - at the beginning of an offering period, or

     - at the end of a purchase period.

     If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period and will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

     Transferability of Rights

     A participant may not transfer rights granted under our 2000 Employee Stock Purchase Plan other than by will, the laws of descent and distribution or as otherwise provided under the Purchase Plan.

     Merger or Asset Sale

     In the event of our merger with or into another corporation or a sale of all or substantially all of our assets, a successor corporation will assume or substitute each outstanding option. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened, and a new exercise date will be set.

     Amendment and Termination of the 2000 Employee Stock Purchase Plan

     Our 2000 Employee Stock Purchase Plan will terminate in 2010 unless we terminate it sooner. Our board of directors has the authority to amend or terminate our 2000 Employee Stock Purchase Plan, except that no such action may adversely affect any outstanding rights to purchase stock under our 2000 Employee Stock Purchase Plan.

     Profit Sharing Plan

     In January of 1997, we adopted a profit sharing plan that allows for discretionary contributions to the plan at the discretion of our board of directors out of our current or accumulated profits. Our contribution is limited to 15% of eligible participants' annual compensation, subject to certain adjustments. Our contributions were approximately $91,000 in 1997, $121,000 in 1998 and $127,000 in 1999. We intend to terminate this plan.

     401(k) Retirement Plan

     We maintain a tax-qualified retirement and deferred savings plan for our employees, commonly known as a 401(k) plan. The 401(k) plan provides that each participant may contribute up to 15% of his or her pre-tax gross compensation up to a statutory limit, which was $10,000 in the 1999 calendar year. Under our 401(k) Plan, we make matching non-discretionary contributions to our 401(k) plan of up to $2,500 per year for each participant in the plan. Under the 401(k) plan, we may make discretionary contributions as determined by our board of directors. In 1999, we made an aggregate of $51,000 in contributions to the 401(k) plan.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

     - breach of their duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

     - any transaction from which the director derives an improper personal benefit.

     The limitation of liability in our certificate of incorporation does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Our bylaws provide that we will indemnify our directors, officers, employees and agents to the maximum extent permitted by Delaware law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any current or former officer, director, employee or other agent of our company, or of another enterprise if serving at our request, for any liability arising out of his or her actions in that capacity, regardless of whether we would have the power to indemnify him or her against liability under the provisions of Delaware law.

     Prior to the effective time of this offering, we intend to enter into agreements to indemnify our directors and officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, require us to indemnify our directors and officers for any and all expenses including attorneys fees, and including any federal, state, local or foreign taxes imposed on them as a result of the actual or deemed receipt of any payments under the indemnification agreement, judgments, fines, penalties and amounts paid in settlement (if such settlement is approved in advance by us, which approval will not be unreasonably withheld) any action, suit or proceeding, including any action by or in the right of Stanford Microdevices arising out of the individual's status as a director, officer, employee, or agent of Stanford Microdevices, any subsidiary of Stanford Microdevices or any other company or enterprise to which the person provides services at our request and to advance expenses incurred by the individual in connection with any proceeding against the individual with respect to which the individual may be entitled to indemnification by us. We believe that our certificate of incorporation, by law provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. Upon completion of this offering, we will also maintain directors and officers liability insurance.

     At present, we are not aware of any pending litigation or proceeding involving a director or officer in which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

                              CERTAIN TRANSACTIONS

     The following is a description of transactions in the last three years to which we have been a party, in which the amount involved in the transaction exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our capital stock had or will have a direct or indirect material interest other than compensation arrangements which are otherwise described under "Management."

     On September 30, 1999, we declared a cash dividend payable to all holders of common stock as of October 1, 1999 in an aggregate amount of $4.0 million. Mr. and Mrs. Ocampo, and trusts for their benefit, were the sole common stockholders of Stanford Microdevices at the time of this dividend and received payment of the entire $4.0 million. Mr. and Mrs. Ocampo are principal stockholders of Stanford Microdevices and each is an executive officer. Mr. Ocampo is our Chairman of the Board, and our Chief Technology Officer. Mrs. Ocampo is our Treasurer. We also agreed to pay a special bonus to Mr. Ocampo in recognition of Mr. and Mrs. Ocampo's active involvement, leadership, and contributions to the rapid development of the Company through the end of 1999. The total amount of the bonus was determined based on the activities of Mr. and Mrs. Ocampo in their capacity as employees, and was approved by our Board of Directors. The bonus was also intended to assist Mr. and Mrs. Ocampo with any federal or state taxes, including a gross-up payment, associated with the payment of the dividend in October 1999. A total of $3.0 million was paid to Mr. and Mrs. Ocampo in December 1999 as a result of this agreement and to assist Mr. and Mrs. Ocampo with their S corporation federal and state taxes for 1998 and 1999. We also paid additional dividends to Mr. and Mrs. Ocampo as follows:
$784,000 in 1997, $1,100,000 in 1998 and $388,000 in 1999.

     In October 1999, we sold an aggregate 4,983,388 shares of our mandatorily redeemable convertible preferred stock at a price per share of $3.01 to entities affiliated with Summit Partners and in connection therewith issued warrants to purchase up to 1,100,000 shares of common stock at an exercise price of $4.50 per share to entities affiliated with Summit Partners. Upon consummation of this offering, each share of mandatorily redeemable convertible preferred stock will automatically convert into one share of our common stock, and all unexercised warrants will terminate. Mr. Chung, a director of Stanford Microdevices, is a general partner of a number of entities affiliated with Summit Partners. Summit Partners is also entitled to registration rights with respect to the common stock issued or issuable upon conversion of its mandatorily redeemable convertible preferred stock and upon exercise of its warrants. We believe that the shares issued in this transaction were sold at the then fair market value.

     In the past, we have used the services of MPI Corporation of Manila, Philippines, for the packaging of substantially all of our RF components and all of our contract manufacturing services. MPI is owned by Jose Ocampo, a cousin of John Ocampo, our co-founder, Chairman of the Board and Chief Technology Officer, and a principal stockholder of Stanford Microdevices. We paid MPI an aggregate of $1,902,000 in 1997, $1,056,000 in 1998 and $1,235,000 in 1999 for these services. We also granted Jose Ocampo options to purchase 333,270 shares of common stock at exercise prices ranging from $0.92 to $1.50.

     We plan to enter into an indemnification agreement with each of our current and future executive officers and directors.

     See the description of certain change of control agreements entered into with some of our officers described above under "Management -- Employment Agreements and Change of Control Arrangements."

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth as of March 31, 2000, and as adjusted to reflect the sale of the shares of common stock offered hereby, certain information with respect to the beneficial ownership of the common stock as to:

     - each person known by us to own beneficially more than 5% of the outstanding shares of our common stock;

     - each of the named executive officers;

     - each of our directors; and

     - all of our directors and executive officers as a group.

     Except as indicated in the table or footnotes below, and subject to applicable community property laws, the persons named below have sole voting and investment power with respect to all shares of common stock held by them.

     Applicable percentage ownership in the table is based on 21,595,682 shares of common stock outstanding as of March 31, 2000, assuming the net exercise of outstanding warrants to purchase 687,500 shares of our common stock, and 25,595,682 shares outstanding immediately following the completion of this offering. Beneficial ownership is determined in accordance with the rules of the SEC. Shares of common stock subject to options that are presently exercisable or exercisable within 60 days of March 31, 2000 are deemed outstanding for the purpose of computing the percentage ownership of the person or entity holding options, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or entity.

     Unless otherwise indicated below, each person or entity named below has an address in care of Stanford Microdevices' principal executive offices at 726 Palomar Avenue, Sunnyvale, California 94086.

                                                                             BENEFICIALLY OWNED
                                                                            PERCENTAGE OF SHARES
                                                  NUMBER OF SHARES    --------------------------------
           NAME OF BENEFICIAL OWNER              BENEFICIALLY OWNED   BEFORE OFFERING   AFTER OFFERING
           ------------------------              ------------------   ---------------   --------------
5% Stockholders, Directors and Named Executive
  Officers:
John and Susan Ocampo(1).......................      14,012,242            64.9%             54.7%
Entities affiliated with Summit Partners,
  L.P.(2)......................................       5,670,888            26.3              22.2
Robert Van Buskirk.............................              --               *                 *
Guy Krevet(3)..................................          41,659               *                 *
Gerald Quinnell(4).............................         149,971               *                 *
John Bumgarner, Jr.............................          71,428               *                 *
Peter Chung(5).................................              --               *                 *
Casimir Skrzypczak.............................          18,182               *                 *
  All directors and executive officers as a
     group (11 persons)(6).....................      14,382,354            65.7%             55.6%

-------------------------
 *  Less than 1% of the outstanding shares of common stock.

(1) Consists of 1,050,000 shares held by John Ocampo, 1,050,000 shares held by Susan Ocampo, 7,954,063 shares held jointly by John and Susan Ocampo, as community property, 1,500,000 shares held by John Ocampo and Susan Ocampo, Trustees of Susan Ocampo Annuity Trust U/I Dtd. September 27, 1999, 1,500,000 shares held by John Ocampo and Susan Ocampo, Trustees of John Ocampo Annuity Trust U/I dtd. September 27, 1999, 900,000 shares held by Samat Partners, a California limited partnership and an aggregate of 58,179 shares held by a custodian and various trusts for the benefit of the Ocampos' minor children. Mrs. Ocampo is the custodian and Mr. and

    Mrs. Ocampo are co-trustees with a third person of each these trusts and share voting and dispositive authority over these shares. Mr. and Mrs. Ocampo disclaim beneficial ownership of the shares held by these trusts except to the extent of their pecuniary interest in these shares.

(2) Includes 3,691,389 shares held by Summit Ventures V, L.P., 75,794 shares held by Summit Investors III, L.P., 79,958 shares held by Summit V Advisors, L.P., 874,599 shares held by Summit Ventures V Companion Fund, L.P., and 261,648 shares held by Summit V Advisors (QP), L.P. Also includes an aggregate of 687,500 shares issuable upon net exercise of warrants held by these entities. Summit Partners, LLC is the general partner of Summit Partners V, L.P., which is the general partner of each of Summit Ventures V, L.P., Summit V Advisors, L.P., Summit V Advisors (QP), L.P. and Summit Ventures V Companion Fund, L.P. Summit Partners, LLC, through an investment committee, has voting and dispositive authority over the shares held by each of these entities and Summit Investors III. The address of record for entities affiliated with Summit Partners, L.P. is 499 Hamilton Avenue, Suite 200, Palo Alto, CA 94301.

(3) Consists of 41,659 shares subject to outstanding options exercisable within 60 days of March 31, 2000.

(4) Consists of 149,971 shares subject to outstanding options exercisable within 60 days of March 31, 2000.

(5) Mr. Chung, one of our directors, is a member of Summit Partners, LLC, the general partner of Summit Partners V, L.P., which is the general partner of each of Summit Ventures V, L.P., Summit V Advisors, L.P., Summit Ventures V Companion Fund, L.P. and Summit V Advisors Fund (QP), L.P. Summit Partners, LLC, through an investment committee, has voting and dispositive authority over the shares held by these entities and Summit Investors III, L.P. Mr. Chung does not have voting or dispositive authority over these shares and disclaims beneficial ownership except to the extent of his pecuniary interest in these shares.

(6) Includes an aggregate of 280,502 shares subject to outstanding options exercisable within 60 days of March 31, 2000.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the closing of this offering our certificate of incorporation will be amended and restated to provide for total authorized capital stock of 200,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share.

     The following summary does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our restated certificate of incorporation, which is included as an exhibit to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

COMMON STOCK

     Assuming the conversion of all outstanding shares of mandatorily redeemable convertible preferred stock into common stock as of March 31, 2000 and the net exercise of outstanding warrants to purchase 687,500 shares of our common stock, there were 21,595,682 shares of common stock outstanding held of record by 61 stockholders. After giving effect to the sale of common stock offered hereby, there will be 25,595,682 shares of common stock outstanding.

     The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

PREFERRED STOCK

     Pursuant to our restated certificate of incorporation that will be filed upon completion of this offering, our board of directors will have the authority, without further action by the stockholders, to designate and issue up 5,000,000 shares of preferred stock in one or more series. Our board of directors will also be able to designate the powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions of each series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Our board, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of Stanford Microdevices or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock, and may adversely affect the voting and other rights of the holders of common stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding and we have no present plans to issue any of the preferred stock.

REGISTRATION RIGHTS

     Assuming the conversion of all outstanding mandatorily redeemable convertible preferred stock into common stock upon completion of this offering, the holders of 6,335,339 shares of common stock or their transferees are entitled to registration rights with respect to these shares under the Securities Act. These rights are provided under the terms of an agreement between Stanford Microdevices and the holders of these securities. Subject to limitations in the agreement, these registration rights include the following:

     - The holders of at least a majority of these securities then outstanding may require, on two occasions beginning six months after the date of this prospectus, that we use our commercially reasonable efforts to register these securities for public resale, provided that the anticipated aggregate offering price of such public resale would exceed $10,000,000.

     - If we register any of our common stock either for our own account or for the account of other security holders, the holders of these securities are entitled to include their shares of common stock in that registration, subject to the ability of the underwriters to limit the number of shares included in the offering, provided that these holders may not be reduced below 30% of the total number of shares included in the offering.

     - The holders of these securities may also require us, not more than once in any 12 month period, to register all or a portion of these securities on Form S-3 when use of that form becomes available to us, provided, among other limitations, that the proposed aggregate selling price, net of any underwriters' discounts or commissions, is at least $2,500,000.

     We will be responsible for paying all registration expenses other than underwriting discounts and commissions, and the holders selling their shares will be responsible for paying all selling expenses.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR CERTIFICATE OF INCORPORATION, BYLAWS AND OF DELAWARE LAW

     Charter Documents

     Provisions of our charter and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Stanford Microdevices to first negotiate with us. These provisions could limit the price investors might be willing to pay in the future for our common stock and could have the effect of delaying or preventing a change in control. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging these proposals because, among other things, negotiation will result in an improvement of their terms. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

     - division of the board of directors into three separate classes;

     - elimination of cumulative voting in the election of directors;

     - prohibitions on our stockholders from acting by written consent and calling special meetings;

     - procedures for advance notification of stockholder nominations and proposals; and

     - the ability of the board of directors to alter our bylaws without stockholder approval.

     In addition, subject to limitations prescribed by law, our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The issuance of preferred stock, while providing flexibility in connection with possible financings or acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

     Delaware Law

     We are also subject to Section 203 of the Delaware General Corporation Law which subject to certain exceptions prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

     - prior to the date of the transaction, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares held by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or following the date of the transaction the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

     Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation's outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions that our board of directors do not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders. A Delaware corporation may opt out of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certification of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the corporation's outstanding voting shares. We have not opted out of Section 203.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services. ChaseMellon's address is 85 Challenger Road, Ridgefield Park, New Jersey 07660 and its telephone number is (800) 356-2017.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the offering, we will have outstanding 25,595,682 shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of options after March 31, 2000. Of these shares, 4,000,000 of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act; provided however, that if shares are purchased by "affiliates" as that term is defined in Rule 144 of the Securities Act, their sales of shares would be subject to certain limitations and restrictions that are described below.

     The remaining 21,595,682 shares of common stock held by existing stockholders were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. All of these shares will be subject to lock-up agreements described below. These shares will become eligible for sale as follows:

                                        NUMBER OF
    DATE OF AVAILABILITY FOR SALE         SHARES                    COMMENT
    -----------------------------       ---------                   -------
90th day after the effective date of
  this offering.......................           0   All holders of securities are bound by
                                                     lock-up agreements
181st day after the date of this
  prospectus..........................  21,506,252   180-day lock-up expires; shares
                                                     saleable under Rule 144, 144(k) or 701
Various dates thereafter..............      89,430   Restricted securities held for one
                                                     year or less as of the 181st day after
                                                     the date of this prospectus

     In addition, we have 1,667,818 shares of our common stock available for future grant pursuant to our stock plans, and 5,266,530 shares subject to outstanding options at March 31, 2000. All of these outstanding options are also subject to a 180-day lock-up. We intend to register, prior to the expiration of the lock-up, all of the shares of common stock reserved for issuance under our stock option plans and under our employee stock purchase plan. This registration will permit the resale of shares by non-affiliates in the public market without restriction beginning on expiration of the lock-ups.

     We, and each of our officers and directors and all of our stockholders and option holders, have agreed with Deutsche Bank Securities Inc. not to sell or otherwise dispose of any their shares for a period of 180 days after the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc. Deutsche Bank Securities Inc., however, may in its sole discretion, at any time and without notice, release all or any portion of the shares subject to lock-up agreements. Deutsche Bank Securities Inc. does not have any current plans to effect such a release.

RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding, which will equal approximately 250,000 shares immediately after this offering; or

     - the average weekly trading volume of the common stock on the Nasdaq National Market System during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

     Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice filing and the availability of current public information about us.

RULE 144(K)

     Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell these shares under Rule 144(k) without regard to the requirements described above. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering. Of the 21,595,682 shares of common stock held by existing stockholders as of March 31, 2000, 898,148 shares will be eligible for resale pursuant to Rule 144(k) upon the expiration of the 180-day lock-up.

RULE 701

     In general, any employee, director, officer, consultant or advisor who purchases shares from us in connection with a written compensatory plan or contract before the effective date of the offering is entitled to resell these shares 90 days after the effective date of the offering in reliance on Rule 144, without having to comply with certain restrictions, including the holding period, contained in Rule 144.

     The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of these options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates" subject only to the manner of sale restrictions of Rule 144 and by "affiliates" under Rule 144 without compliance with its one-year minimum holding requirement. Of the 21,595,682 shares of common stock held by existing stockholders as of March 31, 2000, 260,343 will be eligible for resale pursuant to Rule 701 upon the expiration of the 180-day lock-up.

REGISTRATION RIGHTS

     After this offering, the holders of 6,335,339 shares of our common stock will be entitled to certain rights with respect to registration of such shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by our affiliates). Investors should look at "Description of Capital Stock -- Registration Rights" for a description of those shares entitled to registration.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement the underwriters named below, through their representatives Deutsche Bank Securities Inc., Banc of America Securities LLC, CIBC World Markets Corp. and FleetBoston Robertson Stephens Inc. have severally agreed to purchase from Stanford Microdevices the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

                                                             NUMBER OF
                        UNDERWRITER                           SHARES
                        -----------                          ---------
Deutsche Bank Securities Inc. .............................  1,244,000
Banc of America Securities LLC.............................    622,000
CIBC World Markets Corp....................................    622,000
FleetBoston Robertson Stephens Inc. .......................    622,000
Bear, Stearns & Co., Inc. .................................     70,000
Chase Securities Inc. .....................................     70,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated.........     70,000
Morgan Stanley & Co. Incorporated..........................     70,000
PaineWebber Incorporated...................................     70,000
Prudential Securities Incorporated.........................     70,000
Salomon Smith Barney Inc. .................................     70,000
Adams, Harkness & Hill, Inc. ..............................     50,000
J.C. Bradford & Co. .......................................     50,000
Dain Rauscher Incorporated.................................     50,000
Dominick & Dominick LLC....................................     50,000
First Security Van Kasper..................................     50,000
Gerard Klauer Mattison & Co., Inc. ........................     50,000
C.L. King & Associates, Inc. ..............................     50,000
SunTrust Equitable Securities Corporation..................     50,000
                                                             ---------
  Total....................................................  4,000,000
                                                             =========

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all shares of the common stock offered hereby, other than those covered by the over-allotment option described below, if any of these shares are purchased.

     The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $0.50 per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $0.10 per share to other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

     We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 600,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered hereby. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered hereby. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 4,000,000 shares are being offered.

     The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is 7% of the initial public offering price. We have agreed to pay the underwriters the following fees, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

                                                                       TOTAL FEES
                                                     ----------------------------------------------
                                                      WITHOUT EXERCISE OF     WITH FULL EXERCISE OF
                                    FEE PER SHARE    OVER-ALLOTMENT OPTION    OVER-ALLOTMENT OPTION
                                    -------------    ---------------------    ---------------------
Fees paid by Stanford
  Microdevices....................      $0.84             $3,360,000               $3,864,000

     In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1,600,000.

     We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

     Each of our officers and directors, and all of our stockholders and holders of options and warrants to purchase our stock, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 180 days after the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. We have entered into a similar agreement with the representatives of the underwriters, except that we may grant options and sell shares pursuant to our Amended and Restated 1998 Stock Plan and our 2000 Employee Stock Purchase Plan without such consent. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

     The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the underwriters may over-allot shares of our common stock in connection with this offering, thus creating a short position in our common stock for their own account. A short position results when an underwriter sells more shares of common stock than that underwriter is committed to purchase. Additionally, to cover these over-allotments or stabilize the market price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Finally, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Any of these activities may maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. These transactions may be effected on the Nasdaq National Market or otherwise. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

     At our request, the underwriters have reserved for sale, at the initial public offering price, up to 480,000 shares for our vendors, employees, family members of employees, customers and other third parties, which includes 80,000 shares reserved for sale to a strategic partner. The number of shares of our common stock available for sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares that are not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

PRICING OF THIS OFFERING

     Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock was determined by negotiation among Stanford Microdevices and the representatives of the underwriters. Among the factors considered in determining the public offering price were:

     - prevailing market conditions;

     - our results of operations in recent periods;

     - the present stage of our development;

     - the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to us; and

     - estimates of our business potential.

                                 LEGAL MATTERS

     Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, will pass upon the validity of the common stock offered hereby for Stanford Microdevices. Morrison & Foerster LLP, Irvine, California, will pass upon certain legal matters in connection with this offering for the underwriters.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedules at December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 as set forth in their report. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the SEC a registration statement on Form S-1, including exhibits, schedules and amendments filed with this registration statement, under the Securities Act with respect to the common stock to be sold under this prospectus. Prior to the offering we were not required to file reports with the SEC. This prospectus does not contain all the information set forth in the registration statement. For further information about our company and the shares of common stock to be sold in the offering, please refer to the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the registration statement are summaries of the terms of contract, agreements or documents and are not necessarily complete. Complete exhibits have been filed with the registration statement.

     The registration statement and exhibits may be inspected, without charge, and copies may be obtained at prescribed rates, at the SEC's Public Reference facility maintained by the SEC,

450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. The registration statement and other information filed with the SEC is available at the web site maintained by the SEC on the worldwide web at http://www.sec.gov.

     We intend to furnish our stockholders with annual reports containing financial statements audited by our independent accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited financial statements.

                          STANFORD MICRODEVICES, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors...........  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statements of Stockholders' Equity (Net Capital
  Deficiency)...............................................  F-6
Consolidated Statements of Cash Flows.......................  F-7
Notes to Consolidated Financial Statements..................  F-8

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Stanford Microdevices, Inc.

     We have audited the accompanying consolidated balance sheets of Stanford Microdevices, Inc. as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity (net capital deficiency), and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Stanford Microdevices, Inc. at December 31, 1998 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                                               ERNST & YOUNG LLP

San Jose, California
February 16, 2000,
  except for the fourth paragraph of
  Note 11 as to which the
  date is May 17, 2000.

                          STANFORD MICRODEVICES, INC.

                          CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                    PRO FORMA
                                                                                  STOCKHOLDERS'
                                                  DECEMBER 31,                    EQUITY AS OF
                                                -----------------    MARCH 31,      MARCH 31,
                                                 1998      1999        2000           2000
                                                ------   --------   -----------   -------------
                                                                    (UNAUDITED)    (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents...................  $  217   $ 10,965   $     3,777
  Short-term investments......................      --         --         4,950
  Accounts receivable, net of allowance for
    doubtful accounts of $116, $100 and $100
    at December 31, 1998 and 1999 and March
    31, 2000..................................     929      1,681         3,053
  Inventories.................................     969      2,227         5,021
  Other current assets........................      14        348           696
                                                ------   --------   -----------
    Total current assets......................   2,129     15,221        17,497
  Property and equipment, net.................   1,602      4,271         5,879
  Deposits and other assets...................      75        227           249
                                                ------   --------   -----------
    Total assets..............................  $3,806   $ 19,719   $    23,625
                                                ======   ========   ===========
LIABILITIES, MANDATORILY REDEEMABLE
  CONVERTIBLE PREFERRED STOCK AND
  STOCKHOLDERS' EQUITY (NET CAPITAL
  DEFICIENCY)
Current liabilities:
  Accounts payable............................  $  583   $  2,493   $     2,487
  Accrued expenses............................     449        972         2,491
  Deferred margin on distributor inventory....   1,534      3,287         4,460
  Capital lease obligations, current
    portion...................................     417        723           819
                                                ------   --------   -----------
    Total current liabilities.................   2,983      7,475        10,257
Capital lease obligations.....................     813      1,299         1,608
Mandatorily redeemable convertible preferred
  stock.......................................      --     38,857        64,781
Commitments
Stockholders' equity (net capital deficiency):
  Preferred stock, $0.001 par value:
    Authorized shares -- 5,000,000 (pro forma)
    Issued and outstanding shares -- none (pro
    forma)....................................      --         --                   $     --
  Common stock, $0.001 par value:
    Authorized shares -- 30,000,000
       (actual) -- 200,000,000 (pro forma)
    Issued and outstanding shares --
       15,000,000 at December 31, 1998 and
       1999; 15,260,343 at March 31, 2000;
       20,908,182 (pro forma).................      15         15            15           21
  Additional paid-in capital..................     210      5,342         6,326       71,101
  Deferred stock compensation.................      --     (4,255)       (4,630)      (4,630)
  Retained earnings (accumulated deficit).....    (215)   (29,014)      (54,732)     (54,732)
                                                ------   --------   -----------     --------
    Total stockholders' equity (net capital
       deficiency)............................      10    (27,912)      (53,021)    $ 11,760
                                                ------   --------   -----------     --------
    Total liabilities, mandatorily redeemable
       convertible preferred stock and
       stockholders' equity (net capital
       deficiency)............................  $3,806   $ 19,719   $    23,625
                                                ======   ========   ===========

                            See accompanying notes.

                          STANFORD MICRODEVICES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                             THREE MONTHS ENDED
                                                YEARS ENDED DECEMBER 31,         MARCH 31,
                                              ----------------------------   ------------------
                                               1997      1998       1999      1999       2000
                                              -------   -------   --------   -------   --------
                                                                                (UNAUDITED)
Net revenues:
  Product revenues..........................  $ 5,963   $ 7,417   $ 17,248   $ 2,595   $  7,042
  Contract manufacturing revenues...........      935       814        817       282        222
                                              -------   -------   --------   -------   --------
    Total net revenues......................    6,898     8,231     18,065     2,877      7,264
Cost of revenues (exclusive of amortization
  of deferred stock compensation of $140 and
  $37 in 1999 and for the three months ended
  March 31, 2000, respectively).............    3,970     4,854      9,996     1,655      2,885
                                              -------   -------   --------   -------   --------
Gross profit................................    2,928     3,377      8,069     1,222      4,379
Operating expenses:
  Research and development (exclusive of
    amortization of deferred stock
    compensation of $31 and $64 in 1999 and
    for the three months ended March 31,
    2000, respectively).....................      643       932      2,274       337      1,436
  Sales and marketing (exclusive of
    amortization of deferred stock
    compensation of $56 and $73 in 1999 and
    for the three months ended March 31,
    2000, respectively).....................      461     1,107      2,951       504      1,522
  General and administrative (exclusive of
    amortization of deferred stock
    compensation of $61 and $132 in 1999 and
    for the three months ended March 31,
    2000, respectively).....................      659       965      2,089       222        939
  Special charges...........................       --        --      2,990        --         --
  Amortization of deferred stock
    compensation............................       --        --        288        --        306
                                              -------   -------   --------   -------   --------
    Total operating expenses................    1,763     3,004     10,592     1,063      4,203
                                              -------   -------   --------   -------   --------
Income (loss) from operations...............    1,165       373     (2,523)      159        176
Interest expense............................       28        97        167        30         46
Interest and other income, net..............       18        13        184         1        164
                                              -------   -------   --------   -------   --------
Income (loss) before taxes..................    1,155       289     (2,506)      130        294
Provision for income taxes..................       50        10         48        16         88
                                              -------   -------   --------   -------   --------
Net income (loss)...........................    1,105       279     (2,554)      114        206
Accretion of mandatorily redeemable
  convertible preferred stock...............       --        --    (21,857)       --    (25,924)
                                              -------   -------   --------   -------   --------
Net income (loss) applicable to common
  stockholders..............................  $ 1,105   $   279   $(24,411)  $   114   $(25,718)
                                              =======   =======   ========   =======   ========
Historical basic and diluted net income
  (loss) per share applicable to common
  stockholders..............................  $  0.07   $  0.02   $  (1.63)  $  0.01   $  (1.71)
                                              =======   =======   ========   =======   ========
Shares used to compute historical basic and
  diluted net income (loss) per share
  applicable to common stockholders.........   15,000    15,000     15,000    15,000     15,000
                                              =======   =======   ========   =======   ========

                                                                             THREE MONTHS ENDED
                                                YEARS ENDED DECEMBER 31,         MARCH 31,
                                              ----------------------------   ------------------
                                               1997      1998       1999      1999       2000
                                              -------   -------   --------   -------   --------
                                                                                (UNAUDITED)
Pro forma net income (loss) data
  (unaudited):..............................
Income (loss) before taxes (as reported)....       --        --   $ (2,506)      130        294
Pro forma provision for income taxes
  (unaudited)...............................       --        --        160        40         88
                                                                  --------   -------   --------
Pro forma net income (loss) (unaudited).....       --        --   $ (2,666)       90   $    206
Pro forma basic net income (loss) per share
  (unaudited)...............................       --        --   $  (0.16)       --   $   0.01
Pro forma diluted net income (loss) per
  share (unaudited).........................       --        --   $  (0.16)       --   $   0.01
Shares used to compute pro forma basic net
  income (loss) per share (unaudited).......                        16,818               21,644
Shares used to compute pro forma diluted net
  income (loss) per share (unaudited).......                        16,818               26,283

                            See accompanying notes.

                          STANFORD MICRODEVICES, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                            (NET CAPITAL DEFICIENCY)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                       TOTAL
                                                                                     RETAINED      STOCKHOLDERS'
                                    COMMON STOCK       ADDITIONAL     DEFERRED       EARNINGS         EQUITY
                                 -------------------    PAID-IN        STOCK       (ACCUMULATED)   (NET CAPITAL
                                   SHARES     AMOUNT    CAPITAL     COMPENSATION     (DEFICIT)      DEFICIENCY)
                                 ----------   ------   ----------   ------------   -------------   -------------
Balance at December 31, 1996...  15,000,000    $15       $   --       $    --        $    252        $    267
  Distributions to
    stockholders...............          --     --           --            --            (784)           (784)
  Net income and comprehensive
    net income.................          --     --           --            --           1,105           1,105
                                 ----------    ---       ------       -------        --------        --------
Balance at December 31, 1997...  15,000,000     15           --            --             573             588
  Compensation expense related
    to stock options to
    non-employees..............          --     --          210            --              --             210
  Distributions to
    stockholders...............          --     --           --            --          (1,067)         (1,067)
  Net income and comprehensive
    net income.................          --     --           --            --             279             279
                                 ----------    ---       ------       -------        --------        --------
Balance at December 31, 1998...  15,000,000     15          210            --            (215)             10
  Compensation expense related
    to stock options to
    non-employees..............          --     --          589            --              --             589
  Deferred stock
    compensation...............          --     --        4,543        (4,543)             --              --
  Amortization of deferred
    stock compensation.........          --     --           --           288              --             288
  Accretion of mandatorily
    redeemable convertible
    preferred stock............          --     --           --            --         (21,857)        (21,857)
  Distributions to
    stockholders...............          --     --           --            --          (4,388)         (4,388)
  Net loss and comprehensive
    net loss...................          --     --           --            --          (2,554)         (2,554)
                                 ----------    ---       ------       -------        --------        --------
Balance at December 31, 1999...  15,000,000     15        5,342        (4,255)        (29,014)        (27,912)
  Exercise of stock options
    (unaudited)................     260,343     --          240            --              --             240
  Compensation expense related
    to stock options to
    non-employees
    (unaudited)................          --     --           63            --              --              63
  Deferred stock compensation
    (unaudited)................          --     --          681          (681)             --              --
  Amortization of deferred
    stock compensation
    (unaudited)................          --     --           --           306              --             306
  Accretion of mandatorily
    redeemable convertible
    preferred stock
    (unaudited)................          --     --           --            --         (25,924)        (25,924)
  Net income and comprehensive
    net income (unaudited).....          --     --           --            --             206             206
                                 ----------    ---       ------       -------        --------        --------
Balance at March 31, 2000
  (unaudited)..................  15,260,343    $15       $6,326       $(4,630)       $(54,732)       $(53,021)
                                 ==========    ===       ======       =======        ========        ========

                            See accompanying notes.

                          STANFORD MICRODEVICES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                               THREE MONTHS ENDED
                                                 YEARS ENDED DECEMBER 31,          MARCH 31,
                                               ----------------------------    ------------------
                                                1997      1998       1999       1999       2000
                                               ------    -------    -------    ------    --------
                                                                                  (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss)............................  $1,105    $   279    $(2,554)   $ 114     $   206
Adjustments to reconcile net income (loss) to
  net cash provided by operating activities:
  Depreciation and amortization..............     111        391        547      131         329
  Compensation expense related to stock
    options..................................      --        210        589       30          63
  Amortization of deferred stock
    compensation.............................      --         --        288       --         306
  Changes in operating assets and
    liabilities:
    Accounts receivable......................    (687)       471       (752)    (754)     (1,372)
    Inventories..............................    (477)       123     (1,258)    (180)     (2,794)
    Other assets.............................    (217)       128       (486)      (1)       (370)
    Accounts payable.........................      86       (217)     1,910      587          (6)
    Accrued expenses.........................     264         19        523      385       1,519
    Deferred margin on distributor
      inventory..............................   1,273       (130)     1,753      196       1,173
                                               ------    -------    -------    -----     -------
      Net cash provided by (used in)
         operating activities................   1,458      1,274        560      508        (946)
INVESTING ACTIVITIES
Purchases of available-for-sale securities...      --         --         --       --      (4,950)
Purchases of property and equipment..........    (293)       (41)    (1,851)      (7)     (1,325)
                                               ------    -------    -------    -----     -------
Net cash used in investing activities........    (293)       (41)    (1,851)      (7)     (6,275)
FINANCING ACTIVITIES
Proceeds from issuance of mandatorily
  redeemable convertible preferred stock.....      --         --     17,000       --          --
Principal payments on capital lease
  obligations................................     (85)      (435)      (573)    (128)       (207)
Proceeds from loan payable...................      --         --        200      200          --
Repayment of loan payable....................      --         --       (200)      --          --
Distributions to stockholders................    (784)    (1,067)    (4,388)    (166)         --
Proceeds from exercise of stock options......      --         --         --       --         240
                                               ------    -------    -------    -----     -------
Net cash provided by (used in) financing
  activities.................................    (869)    (1,502)    12,039      (94)         33
                                               ------    -------    -------    -----     -------
Increase (decrease) in cash..................     296       (269)    10,748      407      (7,188)
Cash at beginning of period..................     190        486        217      217      10,965
                                               ------    -------    -------    -----     -------
Cash at end of period........................  $  486    $   217    $10,965    $ 624     $ 3,777
                                               ======    =======    =======    =====     =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION
Cash paid for interest.......................  $   28    $    97    $   167    $  30     $    46
Cash paid for income tax.....................  $    7    $    51    $    24    $   0     $     0
SUPPLEMENTAL DISCLOSURES OF NONCASH FINANCING
  ACTIVITIES
Equipment acquired under capital lease.......  $  233    $ 1,405    $ 1,365    $ 141     $   612
Accretion of mandatorily redeemable
  convertible preferred stock................  $   --    $    --    $21,857    $  --     $25,924
Deferred stock compensation..................  $   --    $    --    $ 4,543    $  --     $   681

                            See accompanying notes.

                          STANFORD MICRODEVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1999

 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Description of Business

     The Company was incorporated in California and began operations in 1985 as Matrix Microassembly Corporation. In 1987, the Company sold its first products and began to generate revenues. The Company began doing business as Stanford Microdevices, Inc. in 1992. In November 1997, the Company reincorporated in Delaware as Stanford Microdevices, Inc. The Company is a leading designer and supplier of high performance RF components for communications equipment manufacturers. Its products are used primarily in wireless communications equipment to enable and enhance the transmission and reception of voice and data signals. From 1985 through October 1999, the Company was organized as a Subchapter S corporation for federal tax reporting purposes. In October 1999, the Company's election to be treated as an S corporation under the Internal Revenue Code was revoked.

     Principles of Consolidation and Basis of Presentation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Stanford Microdevices, Canada. Intercompany balances and transactions have been eliminated.

     Through December 31, 1999, the Company operated on calendar fiscal quarters and a fiscal year ending December 31. Beginning in 2000, the Company will operate on thirteen week fiscal quarters ending on the Sunday closest to the end of the calendar quarter, with the exception of the fourth quarter, which will end on December 31. The Company's first quarter of fiscal year 2000 ended on April 2, 2000. For presentation purposes, the accompanying interim financial statements refer to the quarter's calendar month end for convenience.

     Unaudited Interim Financial Information

     The accompanying consolidated financial statements and related notes as of March 31, 2000 and for the three months ended March 31, 1999 and 2000 are unaudited, but include all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation of its consolidated financial position, operating results, and cash flows for the interim date and periods presented. Results for the three month period ended March 31, 2000 are not necessarily indicative of results to be expected for the full fiscal year of 2000 or for any future period.

     Foreign Currency Translation

     The Company uses the U.S. dollar as its functional currency for Stanford Microdevices, Canada. All monetary assets and liabilities are remeasured at the current exchange rate at the end of the period, nonmonetary assets and liabilities are remeasured at historical exchange rates and revenues and expenses are remeasured at average exchange rates in effect during the period. Transaction gains and losses resulting from the process of remeasurement were not material in any period presented.

                          STANFORD MICRODEVICES, INC.

                               DECEMBER 31, 1999

     Use of Estimates

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Revenue Recognition

     Revenue from product sales to customers, other than distributors, is generally recognized at the time the product is shipped, title has transferred, and no obligations remain. In circumstances where a customer delays acceptance of our product, the Company defers recognition of the revenue until acceptance. To date, the Company has not had customers delay acceptance of its products. A provision is made for estimated product returns as shipments are made. Product returns for nondistributor customers were not material for any period presented. Contract manufacturing revenue is recognized at the time of shipment of completed assemblies when no further obligations remain.

     The Company grants its distributors limited rights of return and certain price adjustments on unsold inventory held by the distributors. Under the Company's rights of return policy, its distributors may exchange product currently in their inventory for other of the Company's product. This policy is designed to allow the Company's distributors to efficiently obtain product that they want. In practice, the Company will exchange any reasonable amount of inventory requested by its distributors.

     Under the Company's price adjustment policy, the Company will accept credits from its distributors on previous sales to them. These credits are designed to allow the distributors to pass back to the Company discounts they were forced to grant to their end customers due to competitive pricing situations. In practice, the Company will accept any reasonable credit requested from its distributors.

     The Company has limited control over the extent to which products sold to distributors are sold to third party customers. Accordingly, the Company recognizes revenues on sales to distributors at the time its products are sold by the distributors to third party customers. The recognition of sales to distributors and the related gross profit on the products held by distributors is deferred until the sale to the third party customer. The deferred gross profit is included as "deferred margin on distributor inventory" in the accompanying balance sheets.

     Advertising Expenses

     The Company expenses its advertising costs in the period in which they are incurred. Advertising expense was $60,000 in 1997, $134,000 in 1998, and $366,000 in 1999.

                          STANFORD MICRODEVICES, INC.

                               DECEMBER 31, 1999

     Research and Development Costs

     Research and development costs are charged to expense as incurred.

     Cash, Cash Equivalents and Short-Term Investments

     Cash equivalents consist of financial instruments which are readily convertible to cash and have original maturities of three months or less at the time of acquisition. The Company's cash and cash equivalents as of December 31, 1997, 1998 and 1999 and March 31, 2000 consisted primarily of bank deposits and commercial paper and money market funds issued or managed by large financial institutions in the United States. Cash equivalents are carried at cost which approximates fair value. Short-term investments consist of commercial paper with original maturities of greater than 90 days and remaining maturities of less than one year. Short-term investments are classified as available-for-sale and are reported at fair value, with unrealized gains and losses, net of tax, recorded in stockholders' equity. The estimated fair market values of cash equivalents and short-term investments are based on quoted market prices.

     Cash equivalents as of December 31, 1999 were as follows (in thousands):

                                                                   DECEMBER 31, 1999
                                                 -----------------------------------------------------
                                                                 GROSS         GROSS       ESTIMATED
                                                 AMORTIZED    UNREALIZED    UNREALIZED    FAIR MARKET
                                                    COST         GAIN          LOSS          VALUE
                                                 ----------   -----------   -----------   ------------
Cash equivalents:
  Money market funds...........................   $    53            --            --       $    53
  Commercial paper.............................    10,800            --            --        10,800
                                                  -------       -------       -------       -------
Total cash equivalents.........................   $10,853            --            --       $10,853
                                                  =======                                   =======

     Cash equivalents and short-term investments as of March 31, 2000 were as follows (in thousands) (unaudited):

                                                                    MARCH 31, 2000
                                                 -----------------------------------------------------
                                                                 GROSS         GROSS       ESTIMATED
                                                 AMORTIZED    UNREALIZED    UNREALIZED    FAIR MARKET
                                                    COST         GAIN          LOSS          VALUE
                                                 ----------   -----------   -----------   ------------
Money Market funds.............................    $2,011            --            --        $2,011
Commercial Paper...............................     6,600            --            --         6,600
                                                   ------       -------       -------        ------
                                                   $8,611            --            --        $8,611
                                                   ======                                    ======
Included in cash equivalents...................    $3,661            --            --        $3,661
Included in short-term investments.............     4,950            --            --         4,950
                                                   ------                                    ------
                                                   $8,611                                    $8,611
                                                   ======                                    ======

     Concentrations of Credit Risk, Customers and Suppliers

     Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of cash equivalents and accounts receivable. The Company places its cash equivalents with high credit financial institutions, primarily in money market accounts and

                          STANFORD MICRODEVICES, INC.

                               DECEMBER 31, 1999

commercial paper which are readily convertible to cash and have original maturities of three months or less at the time of acquisition. The Company has established guidelines relative to diversification and maturities that attempt to maintain safety and liquidity. The Company has not experienced any losses on its cash equivalents.

     The Company's accounts receivables are primarily derived from revenue earned from customers located in the United States. Sales to foreign customers are generally denominated in U.S. dollars, minimizing currency risk to the Company. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable.

     A relatively small number of customers account for a significant percentage of the Company's net revenues. For the year ended December 31, 1997, three customers accounted for approximately 49%, 19% and 11% of net revenues, respectively. For the year ended December 31, 1998, three customers accounted for approximately 40%, 36% and 11% of net revenues, respectively. For the year ended December 31, 1999, three customers accounted for approximately 41%, 38% and 13% of net revenues, respectively. For the three months ended March 31, 1999, three customers accounted for approximately 37%, 39% and 10% of net revenues, respectively. For the three months ended March 31, 2000, three customers accounted for approximately 31%, 39% and 24% of net revenues, respectively. The Company expects that the sale of its products to a limited number of customers may continue to account for a high percentage of net revenues for the foreseeable future.

     Currently, the Company relies on a limited number of suppliers of materials and labor for the significant majority of its product inventory but is pursuing alternative suppliers. As a result, should the Company's current suppliers not produce and deliver inventory for the Company to sell on a timely basis, operating results may be adversely impacted.

     Inventories

     Inventories are stated at the lower of standard cost, which approximates actual (first-in, first-out method) or market (estimated net realizable value). The valuation of inventories at the lower of cost or market requires the use of estimates regarding the amounts of current inventory that will be sold. These estimates are dependent on the Company's assessment of current and expected orders from its customers, including consideration that orders are subject to cancellation with limited advance notice prior to shipment.

     The components of inventories are as follows:

                                              DECEMBER 31,
                                             --------------     MARCH 31,
                                             1998     1999        2000
                                             ----    ------    -----------
                                                               (UNAUDITED)
                                                    (IN THOUSANDS)
Inventories:
  Raw materials............................  $276    $  914      $2,035
  Work-in-process..........................   212       659       1,987
  Finished goods...........................   481       654         999
                                             ----    ------      ------
     Total.................................  $969    $2,227      $5,021
                                             ====    ======      ======

                          STANFORD MICRODEVICES, INC.

                               DECEMBER 31, 1999

     Property and Equipment

     Property and equipment are carried at cost less accumulated depreciation and amortization. Property and equipment are depreciated for financial reporting purposes using the straight-line method over the estimated useful lives of three to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the useful lives of the assets or the terms of the leases. The Company periodically performs reviews to evaluate the recoverability of its property and equipment based upon expected undiscounted cash flows and recognizes impairment from the carrying value of property and equipment, if any, based on the fair value of such assets. No asset impairment occurred in any of the periods presented. Property and equipment are as follows:

                                                      DECEMBER 31,
                                                    ----------------     MARCH 31,
                                                     1998      1999        2000
                                                    ------    ------    -----------
                                                                        (UNAUDITED)
                                                            (IN THOUSANDS)
Property and equipment:
  Machinery and equipment.........................  $1,739    $3,600      $4,670
  Computer equipment and software.................     121     1,274       1,442
  Furniture and fixtures..........................      47       101         505
  Leasehold improvements..........................     241       389         684
                                                    ------    ------      ------
     Total........................................   2,148     5,364       7,301
  Less accumulated depreciation and amortization..     546     1,093       1,422
                                                    ------    ------      ------
Property and equipment, net.......................  $1,602    $4,271      $5,879
                                                    ======    ======      ======

     Income Taxes

     The Company previously elected to be taxed as an S corporation under Subchapter S of the Internal Revenue Code. Consequently, the stockholders were taxed on their proportionate share of the Company's taxable income and no provision for Federal income taxes has been provided for periods in which the Company elected to be taxed as an S corporation. Effective October 4, 1999, the Company revoked its election to be treated as an S corporation under the Internal Revenue Code.

     Subsequent to October 4, 1999, the Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes." FAS 109 requires the use of the liability method of accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance against deferred tax assets when it is more likely than not that such assets will not be realized.

     Fair Value of Financial Instruments

     The Company's financial instruments, including cash equivalents, accounts receivable and accounts payable are carried at cost, which approximates their fair value because of the short-term maturity of these instruments. The fair value of capital lease obligations are estimated based on current interest rates available to the Company for debt instruments with similar

                          STANFORD MICRODEVICES, INC.

                               DECEMBER 31, 1999

terms, degrees of risk, and remaining maturities. The carrying values of these obligations approximate their fair values.

     Stock-Based Compensation

     As described in Note 5, the Company has elected to account for its employee stock plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB Opinion No. 25), and to adopt the disclosure-only provisions as required under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS
123).

     The Company accounts for stock issued to nonemployees in accordance with the provisions of FAS 123 and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

     Comprehensive Income (Loss)

     The Company has adopted Statement of Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS 130). FAS 130 requires that all items required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company's comprehensive net income (loss) was the same as its net income (loss) for the years ended December 31, 1997, 1998 and 1999 and the three months ended March 31, 1999 and 2000.

     Segments of an Enterprise

     The Company has adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (FAS
131). FAS 131 superseded Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise." FAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. FAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of FAS 131 did not affect the Company's results of operations or financial position, see Note 9.

     Net Income (Loss) Per Share

     The Company computes net income (loss) per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share" (FAS
128) and SEC Staff Accounting Bulletin No. 98 (SAB 98). Under the provisions of FAS 128 and SAB 98, basic net income (loss) per share is computed by dividing the net income (loss) applicable to common stockholders for the period by the weighted average number of shares of Common Stock outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income
(loss) applicable to common stockholders for the period by the weighted average number of shares of Common Stock and potential Common Stock equivalents outstanding

                          STANFORD MICRODEVICES, INC.

                               DECEMBER 31, 1999

during the period, if dilutive. Potential Common Stock equivalents include incremental shares of Common Stock issuable upon the exercise of stock options and warrants and upon conversion of Mandatorily Redeemable Convertible Preferred Stock.

     The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated (in thousands, except per share data):

                                                                 THREE MONTHS ENDED
                                 YEARS ENDED DECEMBER 31,             MARCH 31,
                              -------------------------------    -------------------
                               1997        1998        1999       1999        2000
                              -------    --------    --------    -------    --------
                                                                     (UNAUDITED)
Net income (loss) applicable
  to common stockholders....  $ 1,105    $    279    $(24,411)   $   114    $(25,718)
                              =======    ========    ========    =======    ========
Weighted average number of
  common shares outstanding
  during the period.........   15,000      15,000      15,000     15,000      15,000
                              =======    ========    ========    =======    ========
Basic and diluted net income
  (loss) per share
  applicable to common
  stockholders..............  $  0.07    $   0.02    $  (1.63)   $  0.01    $  (1.71)
                              =======    ========    ========    =======    ========

     The effects of options to purchase 5,231,373 shares of Common Stock at an average exercise price of $1.25 for the year ended December 31, 1999 have not been included in the computation of diluted net loss per share as the effect would have been antidilutive.

     The effects of warrants to purchase 1,100,000 shares of Common Stock at an average exercise price of $4.50 for the year ended December 31, 1999 have not been included in the computation of diluted net loss per share as the effect would have been antidilutive.

     The effects of conversion of 5,647,839 shares of Mandatorily Redeemable Convertible Preferred Stock for the year ended December 31, 1999 have not been included in the computation of diluted net loss per share as the effect would have been antidilutive.

     The effects of options to purchase 3,020,000 and 3,100,222 shares of Common Stock at an average exercise price of $0.92 for the year ended December 31, 1998 and the three months ended March 31, 1999, respectively, have no impact on the computation of diluted net income per share because the option's exercise price was not less than the estimated average market price of the Company's common shares during that period.

     The effects of options to purchase 5,266,530 shares of Common Stock at an average exercise price of $1.59 for the three months ended March 31, 2000 have not been included in the computation of diluted net loss per share as the effect would have been antidilutive.

     The options, warrants and Mandatorily Redeemable Convertible Preferred Stock that were antidilutive in 1999 may be dilutive in future years' calculations as they were still outstanding at December 31, 1999.

                          STANFORD MICRODEVICES, INC.

                               DECEMBER 31, 1999

     Pro Forma Net Income (loss) and Pro Forma Basic and Diluted Net Income
     (loss) Per Share (Unaudited)

     The pro forma tax provision for the year ended December 31, 1999 is based on the tax rate the Company believes it would have incurred had the Company not been an S Corporation for income tax purposes. The provision consists of federal and state minimum taxes for which no carryback opportunity would have existed.

     Pro forma basic and diluted net income (loss) per share for the year ended December 31, 1999 and the three months ended March 31, 2000 is computed using the weighted average number of shares of Common Stock outstanding, including the pro forma effects of the automatic conversion of the Company's Mandatorily Redeemable Convertible Preferred Stock into shares of the Company's Common Stock effective upon the closing of the Company's initial public offering as if such conversion occurred on October 4, 1999, the date of original issuance. The shares used in calculating the pro forma basic and diluted net income (loss) per share amounts also include the number of shares issuable upon the net exercise of warrants to purchase the Company's Common Stock as such warrants expire upon the completion of the Company's initial public offering. For the purposes of pro forma net income (loss) per share, the Company assumes the warrants will be exercised prior to or in connection with the completion of the initial public offering. The shares used in calculating the pro forma basic and diluted net income (loss) per share include the number of shares to be sold in the Company's proposed initial public offering whose proceeds would be required to pay the $4,000,000 dividend to stockholders paid by the Company in the fourth quarter of 1999. In addition, the shares used to compute pro forma diluted net income per share include the weighted average effect of options outstanding, if dilutive.

     The following table sets forth the computation of the number of shares used to compute pro forma basic and diluted income (loss) per share (in thousands) (unaudited):

                                                       YEAR ENDED        THREE MONTHS ENDED
                                                    DECEMBER 31, 1999      MARCH 31, 2000
                                                    -----------------    -------------------
                                                    BASIC     DILUTED     BASIC     DILUTED
                                                    ------    -------    -------    --------
Weighted average common stock outstanding.........  15,000    15,000     15,000      15,000
Conversion of Mandatorily Redeemable Convertible
  Preferred Stock into Common Stock...............   1,346     1,346      5,648       5,648
Net exercise of warrants..........................     164       164        688         688
Shares required to cover dividend to
  stockholders....................................     308       308        308         308
Common stock equivalents outstanding, if
  dilutive........................................      --        --         --       4,639
                                                    ------    ------     ------      ------
Shares used to compute pro forma income (loss) per
  share...........................................  16,818    16,818     21,644      26,283

     For the purposes of calculating pro forma basic and diluted net income
(loss) per share, net loss applicable to common stockholders has been adjusted to eliminate accretion on the Company's Mandatorily Redeemable Convertible Preferred Stock.

     Pro Forma Stockholders' Equity (Unaudited)

     If the offering contemplated by the Company is completed, each share of Mandatorily Redeemable Convertible Preferred Stock outstanding will automatically be converted into one

                          STANFORD MICRODEVICES, INC.

                               DECEMBER 31, 1999

share of Common Stock. Unaudited pro forma stockholders' equity at March 31, 2000, as adjusted for the assumed conversion of Mandatorily Redeemable Convertible Preferred Stock based on the shares of Mandatorily Redeemable Convertible Preferred Stock outstanding at March 31, 2000, is disclosed on the balance sheet.

     Impact of Recently Issued Accounting Standards

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and hedging Activities: (FAS 133). FAS 133 provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. FAS 133 was to be effective for fiscal years beginning after June 15, 1999. However, in July 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133" (FAS 137). FAS 137 defers for one year the effective date of FAS 133 which will now apply to all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company does not believe the adoption of FAS 133 will have a material impact on its consolidated financial position, results of operations or cash flows.

     In March 1998, the American Institute of Certified Public Accountants (AICPA) issued SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, (SOP 98-1). SOP 98-1 requires that entities capitalize certain costs related to internal use software once certain criteria have been met. The Company adopted SOP 98-1 for the year ended December 31, 1999. The adoption of SOP 98-1 did not have a material impact on the Company's financial condition or results of operations.

     In April 1998, the AICPA issued SOP 98-5, Reporting on the Costs of Start-Up Activities, (SOP 98-5). SOP 98-5 requires that all start-up costs related to new operations must be expensed as incurred. In addition, all start-up cost that were capitalized in the past must be written off when SOP 98-5 is adopted. The Company adopted SOP 98-5 on January 1, 1999. The adoption of SOP 98-5 did not have a material impact on the Company's financial condition or results of operations.

     In December of 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101 (SAB 101), Revenue Recognition, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. We believe that our revenue recognition policy is in compliance with the provisions of SAB 101 and that the adoption of SAB 101 had no material effect on our financial position or results of operations.

 2. LINE OF CREDIT AND CAPITAL LEASE OBLIGATIONS

     Line of Credit

     The Company maintains a secured credit facility with Comerica Bank that includes a $3,000,000 line of credit. Borrowings under the revolving credit line may be made and repaid at any time and bear interest at the base rate (as announced by the lender) plus 0.5%. In addition, borrowings under the revolving credit line are subject to the Company's compliance with certain financial and other covenants and are secured by certain of the Company's assets.

                          STANFORD MICRODEVICES, INC.

                               DECEMBER 31, 1999

At December 31, 1999, there were no outstanding amounts under this credit facility. At December 31, 1999, the Company was in violation of one of its covenants under the credit facility. Comerica Bank has waived these violations.

     Capital Lease Obligations

     The Company leases certain equipment under noncancelable lease agreements that are accounted for as capital leases. Equipment under capital lease arrangements and included in property and equipment aggregated approximately $1,800,000 and $3,165,000 at December 31, 1998 and 1999, respectively. Related accumulated depreciation was approximately $570,000 and $1,143,000 at December 31, 1998 and 1999, respectively. Depreciation expense related to assets under capital leases is included in depreciation expense. In addition, the capital leases are generally secured by the related equipment and the Company is required to maintain liability and property damage insurance.

     Future minimum lease payments under noncancelable capital leases at December 31, 1999 are as follows (in thousands):

2000.......................................................  $  877
2001.......................................................     691
2002.......................................................     513
2003.......................................................     229
                                                             ------
Total minimum lease payments...............................   2,310
Less amounts representing interest.........................     288
                                                             ------
Present value of minimum lease payments....................   2,022
Less current portion.......................................     723
                                                             ------
Long-term portion..........................................  $1,299
                                                             ======

 3. COMMITMENTS

     The Company leases its facilities under operating lease agreements. The operating leases for the Company's facilities expire in 2001 through 2004. Future minimum lease payments under these leases as of December 31, 1999 are as follows (in thousands):

  2000.....................................................  $  551
  2001.....................................................     550
  2002.....................................................     497
  2003.....................................................      37
  2004.....................................................      37
                                                             ------
  Total minimum lease payments.............................  $1,672
                                                             ======

     Rent expense under the operating leases was $91,000, $401,000, and $424,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

     Unconditional Purchase Obligations

     The Company has unconditional purchase obligations to certain suppliers that supply the Company's wafer requirements. Because the products the Company purchases are unique to it,

                          STANFORD MICRODEVICES, INC.

                               DECEMBER 31, 1999

its agreements with these suppliers prohibit cancellation subsequent to the production release of the products in its suppliers manufacturing facilities, regardless of whether the Company's customers cancel orders. At December 31, 1999, the Company had approximately $5,900,000 of unconditional purchase obligations.

 4. MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

     Mandatorily Redeemable Convertible Preferred Stock at December 31, 1999 consists of the following:

                                    SHARES        SHARES       LIQUIDATION    REDEMPTION
                                  AUTHORIZED    OUTSTANDING    PREFERENCE       AMOUNT
                                  ----------    -----------    -----------    -----------
Series A........................  6,000,000      5,647,839     $17,255,000    $38,857,000

     In October 1999, the Company issued 5,647,839 shares of Mandatorily Redeemable Convertible Preferred Stock at $3.01 per share for net proceeds of approximately $17,000,000. The holders of the Mandatorily Redeemable Convertible Preferred Stock have various rights and preferences as follows:

     Voting

     Each share of Mandatorily Redeemable Convertible Preferred Stock has voting rights equal to an equivalent number of shares of Common Stock into which it is convertible and votes together with the holders of Common Stock.

     As long as at least 1,412,000 shares of the originally issued shares of Mandatorily Redeemable Convertible Preferred Stock are outstanding, the Company must obtain approval from the holders of at least a majority of the then outstanding shares of Mandatorily Redeemable Convertible Preferred Stock in order to amend the amended restated certificate of incorporation or bylaws, change the authorized number of directors of the Company, authorize or issue any other equity security senior to or on parity with the Mandatorily Redeemable Convertible Preferred Stock, alter or change the rights, preferences or privileges of the Mandatorily Redeemable Convertible Preferred Stock, redeem or purchase any shares of Preferred Stock or Common Stock other than by redemption in accordance with the amended restated certificate of incorporation, liquidate, dissolve or effect a recapitalization or reorganization in any form of transaction, increase or decrease the number of authorized shares of Mandatorily Redeemable Convertible Preferred Stock, dispose of more than 25% of the Company's property or business, merge or consolidate with any other corporation or effect a transaction in which more than 50% of the voting power of the Company is disposed of.

     Conversion

     Each share of Mandatorily Redeemable Convertible Preferred Stock outstanding is automatically convertible into one share of Common Stock, subject to adjustment for dilution, and will be converted into Common Stock in the event of the closing of a public offering of at least $30,000,000 in aggregate proceeds at a minimum price of $7.53 per share. As of December 31, 1999, the Company had reserved 5,647,839 shares of its Common Stock for issuance upon conversion of the outstanding Mandatorily Redeemable Convertible Preferred Stock.

                          STANFORD MICRODEVICES, INC.

                               DECEMBER 31, 1999

     Dividends

     Holders of shares of Mandatorily Redeemable Convertible Preferred Stock are entitled to receive cumulative dividends at the per annum rate of $0.18 per share, prior to payment of dividends on any other class of stock. These dividends accrue and cumulate whether or not declared by the Board of Directors, but are not payable upon the successful completion of an initial public offering. The Company has accrued such dividends at December 31, 1999 as accretion to the Mandatorily Redeemable Convertible Preferred Stock redemption value.

     Liquidation

     In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, holders of the Mandatorily Redeemable Convertible Preferred Stock are entitled to receive $3.01 per share plus accrued but unpaid dividends, prior to any distribution to the holders of Common Stock. Any assets remaining after distribution of the preference amounts on the Mandatorily Redeemable Convertible Preferred Stock will be distributed on a pro rata basis to all holders of Mandatorily Redeemable Convertible Preferred Stock and Common Stock until such time as the holders of the Mandatorily Redeemable Convertible Preferred Stock have received $7.53 per share. Any assets remaining after distribution of these amounts will be distributed on a pro rata basis to holders of Common Stock.

     Redemption

     The holders of a majority of the then outstanding Mandatorily Redeemable Convertible Preferred Stock may cause the Company to redeem their shares after the seventh anniversary of the Mandatorily Redeemable Convertible Preferred Stock issuance date in three annual installments. Redemption will be at the greater of fair market value or the original issue price plus accrued but unpaid dividends. During the fourth quarter of 1999 and the first quarter of 2000, the Company recorded an increase to its accumulated deficit of $21,857,000 and $25,924,000 related to accretion to the Mandatorily Redeemable Convertible Preferred Stock redemption value. The Company estimated the fair value of a share of Mandatorily Redeemable Convertible Preferred Stock to be approximately equal to the value of common stock as of December 31, 1999 and March 31, 2000 using the deemed fair value of the common stock for financial statement presentation purposes. Management believes the Mandatorily Redeemable Convertible Preferred Stock is presented at redemption value as of December 31, 1999 and March 31, 2000.

 5. STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)

     Warrants

     In connection with its sale of Mandatorily Redeemable Convertible Preferred Stock, the Company issued warrants to purchase 1,100,000 shares of Common Stock at $4.50 per share. The warrants are immediately exercisable and expire at the earlier of October 5, 2002, the completion of an initial public offering of the Company's Common Stock of greater than $4.50 per share, the sale or transfer of substantially all of the assets of the Company or the closing of an acquisition of the Company.

                          STANFORD MICRODEVICES, INC.

                               DECEMBER 31, 1999

     Common Stock

     Each share of Common Stock is entitled to one vote. The holders of Common Stock are also entitled to receive dividends from legally available assets of the Company when and if declared by the Board of Directors, subject to the prior rights of holders of Mandatorily Redeemable Convertible Preferred Stock.

     At December 31, 1999, shares of Common Stock were reserved for future issuance as follows:

Conversion of Mandatorily Redeemable Convertible
  Preferred Stock.....................................   5,647,839
Warrants..............................................   1,100,000
1998 Stock Plan.......................................   5,994,691
                                                        ----------
                                                        12,742,530
                                                        ==========

     Stock Option Plan

     In January 1998, the Company established the 1998 Stock Plan (the 1998
Plan) under which stock options may be granted to employees, directors and consultants of the Company and authorized 4,000,000 shares of Common Stock thereunder. In 1999, Board of Directors approved increases in the number of shares authorized for issuance under the 1998 Plan to 5,994,691. Under the 1998 Plan, nonstatutory stock options may be granted to employees, directors and consultants, and incentive stock options (ISO) may be granted only to employees. In the case of an ISO that is granted to an employee who, at the time of the grant of such option, owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company, the per share exercise price shall not be less than 110% of the fair market value per share on the date of grant. For ISO's granted to any other employee, the per share exercise price shall not be less than 100% of the fair value per share on the date of grant. The exercise price for nonqualified options may not be less than 85% of the fair value of Common Stock at the option grant date. Options generally expire after ten years. Vesting and exercise provisions are determined by the Board of Directors. Options generally vest over 4 years, 25% after the first year and ratably each month over the remaining 36 months.

     Rights to purchase stock may also be granted under the 1998 Plan with terms, conditions, and restrictions determined by the Board of Directors.

                          STANFORD MICRODEVICES, INC.

                               DECEMBER 31, 1999

     The following is a summary of option activity for the 1998 Plan:

                                                    OUTSTANDING STOCK OPTIONS
                                     --------------------------------------------------------
                                                                  PRICE           WEIGHTED
                                       SHARES     NUMBER OF        PER            AVERAGE
                                     AVAILABLE     SHARES         SHARE        EXERCISE PRICE
                                     ----------   ---------   --------------   --------------
Balance at December 31, 1997.......          --          --              $--       $  --
  Authorized.......................   4,000,000          --              $--       $  --
  Granted..........................  (3,020,000)  3,020,000            $0.92       $0.92
  Exercised........................          --          --              $--       $  --
  Canceled.........................          --          --              $--       $  --
                                     ----------   ---------
Balance at December 31, 1998.......     980,000   3,020,000            $0.92       $0.92
  Authorized.......................   1,994,691          --              $--       $  --
  Granted..........................  (2,211,373)  2,211,373   $0.92 - $ 3.50       $1.71
  Exercised........................          --          --              $--       $  --
  Canceled.........................          --          --              $--       $  --
                                     ----------   ---------
Balance at December 31, 1999.......     763,318   5,231,373   $0.92 - $ 3.50       $1.25
  Authorized (unaudited)...........          --          --              $--       $  --
  Granted (unaudited)..............    (299,500)    299,500   $5.50 - $10.00       $6.93
  Exercised (unaudited)............          --    (260,343)      $0.92            $0.92
  Canceled (unaudited).............       4,000      (4,000)      $1.50            $1.50
                                     ----------   ---------
Balance at March 31, 2000
  (unaudited)......................     467,818   5,266,530   $0.92 - $10.00       $1.59
                                     ==========   =========

     In addition, the following table summarizes information about stock options that were outstanding and exercisable at December 31, 1999:

                           OPTIONS OUTSTANDING
                    ----------------------------------   OPTIONS EXERCISABLE
                                 WEIGHTED                --------------------
                                  AVERAGE     WEIGHTED               WEIGHTED
                                 REMAINING    AVERAGE                AVERAGE
     RANGE OF        NUMBER     CONTRACTUAL   EXERCISE    NUMBER     EXERCISE
  EXERCISE PRICES   OF SHARES      LIFE        PRICE     OF SHARES    PRICE
  ---------------   ---------   -----------   --------   ---------   --------
       $0.92        3,150,000      8.37        $0.92     2,346,664    $0.92
       $1.50        1,813,373      9.80        $1.50       235,490    $1.50
       $3.50          268,000      9.99        $3.50            --    $3.50
                    ---------                            ---------
       Total        5,231,373      8.93        $1.25     2,582,154    $0.97
                    =========                            =========

     In 1998, the Company granted approximately 1,070,000 stock options to nonemployees at exercise prices of $0.92 per share in exchange for services. The Company recorded charges to cost of sales and general and administrative expense in 1998 of $60,000 and $150,000, respectively, representing the fair value of vested stock options granted to nonemployees in 1998. In 1999, the Company granted approximately 102,000 stock options to nonemployees at exercise prices of $1.50 per share in exchange for services. The Company recorded charges to cost of sales, sales and marketing and general and administrative expense in 1999 of $93,000, $23,000, and $474,000, respectively, representing the fair value of vested stock options granted to nonemployees in 1998 and 1999. All of these options were outstanding at December 31, 1999. Approximately 9,365 of these options were unvested at December 31, 1999. For the three months ended March 31, 2000, the Company recorded charges to sales

                          STANFORD MICRODEVICES, INC.

                               DECEMBER 31, 1999

and marketing expense of $63,000 representing the fair value of stock options granted to a nonemployee which vested during the period. All of these options were vested at March 31, 2000.

     Stock-Based Compensation

     The Company applies APB Opinion No. 25 and related interpretations in accounting for stock-based awards to employees and directors. Under APB Opinion No. 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Pro forma information regarding net income (loss) and net income (loss) per share is required under FAS 123 and is calculated as if the Company had accounted for its employee stock options granted during the years ended December 31, 1998 and 1999 under the fair value method of FAS 123. The fair value for employee and director stock options granted was estimated at the date of grant using a minimum value option pricing model with the following weighted-average assumptions: risk-free interest rates of 5.66% and 6.45% for 1998 and 1999, respectively; no dividend yield; and a weighted average expected life of the option of 5.5 years.

     As discussed above, the valuation models used under FAS 123 were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, valuation models require the input of highly subjective assumptions, including the expected life of the option. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Had compensation cost for the Company's stock-based compensation plan been determined consistent with fair value method of FAS 123, the Company's net income (loss) applicable to common stockholders and net income (loss) per share applicable to common stockholders would have been adjusted to the pro forma amounts indicated below:

                                                            YEARS ENDED DECEMBER 31,
                                                           --------------------------
                                                             1998             1999
                                                           --------        ----------
                                                           (IN THOUSANDS, EXCEPT PER
                                                                  SHARE DATA)
Net income (loss) applicable to common stockholders:
  As reported............................................   $  279          $(24,411)
  Pro forma..............................................   $ (172)         $(24,437)
Basic and diluted net income (loss) per share
  attributable to holders of Common Stock:
  As reported............................................   $ 0.02          $  (1.63)
  Pro forma..............................................   $(0.01)         $  (1.63)

     The effects on pro forma disclosures of applying FAS 123 are not likely to be representative of the effects on pro forma disclosures of future years. Because FAS 123 is

                          STANFORD MICRODEVICES, INC.

                               DECEMBER 31, 1999

applicable only to options granted subsequent to December 31, 1997 the pro forma effect will not be fully reflected until 2002.

     The options' weighted average grant date fair value, which is the value assigned to the options under FAS 123, was $0.25 and $1.36 for options granted during 1998 and 1999, respectively.

     Deferred Stock Compensation

     In connection with the grant of stock options to employees for the year ended December 31, 1999 and the three month period ended March 31, 2000, the Company recorded deferred stock compensation within stockholders' equity of approximately $4,543,000 and $681,000, respectively, representing the difference between the deemed fair value of the Common Stock for financial statement presentation purposes and the option exercise price of these options at the date of grant. During the year ended December 31, 1999 and the three months ended March 31, 2000 we amortized $288,000 and $306,000 respectively, of this deferred stock compensation. We will amortize the remaining deferred stock compensation using the straight-line method, over the vesting period of the related options, generally four years.

 6. EMPLOYEE BENEFIT PLANS

     In January of 1997, the Company adopted a profit sharing plan that allows for discretionary contributions to the plan at the discretion of the Board of Directors out of the current or accumulated profits of the Company. The Company contribution is limited to 15% of eligible participants annual compensation, subject to certain adjustments. Contributions made by the Company were approximately $91,000, $121,000 and $127,000 in 1997, 1998 and 1999,
respectively.

     In October of 1999, the Company adopted a 401(k) and profit sharing plan (the Plan) that allows eligible employees to contribute up to 15% of their salary, subject to annual limits. Under the Plan, eligible employees may defer a portion of their pretax salaries but not more than statutory limits. The Company shall make matching nondiscretionary contributions to the Plan of up to $2,500 per year for each plan participant. In addition, the Company may make discretionary contributions to the Plan as determined by the Board of Directors. Contributions to the Plan during the year ended December 31, 1999, were approximately $51,000.

 7. INCOME TAXES

     The Company elected to be taxed as an S-corporation under the Internal Revenue Code through October 4, 1999. Consequently, the stockholders were taxed on their proportionate share of our taxable income and no provision for federal income taxes has been provided in the statements of operations for the years ended December 31, 1997 and 1998 and for the period beginning January 1, 1999 through October 4, 1999. The Company's S-corporation status was revoked in October 1999.

                          STANFORD MICRODEVICES, INC.

                               DECEMBER 31, 1999

     Our provision for income taxes for the years ended December 31, 1997, 1998, and 1999 is summarized as follows:

                                                              1997    1998    1999
                                                              ----    ----    ----
                                                                 (IN THOUSANDS)
Current:
  State.....................................................  $50     $10     $48
                                                              ---     ---     ---
                                                              $50     $10     $48
                                                              ===     ===     ===

     A reconciliation of taxes computed at the federal statutory income tax rate to provision (benefit) for (from) income taxes follows:

                                                         1997     1998     1999
                                                         -----    ----    ------
                                                             (IN THOUSANDS)
Provision (benefit) computed at federal statutory
  rate.................................................  $ 393    $ 98    $ (850)
S-corporation earnings taxes at the stockholder
  level................................................   (393)    (98)     (351)
State tax..............................................     50      10        48
Valuation allowance....................................     --      --     1,097
Amortization of deferred stock compensation............     --      --        95
Other..................................................     --      --         9
                                                         -----    ----    ------
                                                         $  50    $ 10    $   48
                                                         =====    ====    ======

     Deferred income taxes reflect the tax effects of temporary differences between the value of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1999 consist of the following (in thousands):

Deferred tax assets:
  Net operating loss carryforwards.......................  $   534
  Accruals and reserves..................................      662
  Deferred margin on distributor inventory...............    1,303
  Compensation expense related to stock options..........      266
  Other..................................................       19
                                                           -------
     Total deferred tax assets...........................    2,784
Valuation allowance......................................   (2,719)
                                                           -------
Gross deferred tax assets................................       65
Deferred tax liability:
  Tax over book depreciation.............................      (65)
                                                           -------
Net deferred tax assets (liabilities)....................  $    --
                                                           =======

     Realization of the Company's deferred tax assets is dependent on the Company's ability to generate sufficient future taxable income, the timing and amount of which the Company has concluded cannot be determined with certainty at this time. Based on the Company's uncertainty as to its ability to project sufficient future taxable income, the Company has concluded that it is more likely that the deferred tax assets will not be realized. Accordingly, in 1999, the Company recorded a valuation allowance for the net deferred tax assets of $2,719,000 to reflect these uncertainties.

                          STANFORD MICRODEVICES, INC.

                               DECEMBER 31, 1999

     As of December 31, 1999, the Company had net operating loss carryforwards for federal and state tax purposes of approximately $1,450,000 and $703,000, respectively. The federal and state net operating loss carryforwards will expire in 2019 and 2004, respectively, if not utilized.

     Utilization of the net operating loss carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating loss carryforwards before utilization.

 8. RELATED PARTY TRANSACTIONS

     The Company purchases assembly services from a packaging subcontractor and supplier of contract manufacturing services located in the Philippines (the Supplier). The Supplier's principle stockholder is a cousin of the Company's chairman of the board.

     The Company granted 600,000 and 66,540 stock options with exercise prices of $0.92 and $1.50 in 1998 and 1999, respectively to two employees of the Supplier. In connection with the option grants, the Company recorded $150,000 and $93,000 of compensation expense in 1998 and 1999, respectively in accordance with EITF 96-18.

     Purchases from the Supplier totaled $1,902,000 $1,056,000 and $1,235,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

 9. SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION

     The Company operates in one business segment, the sale of radio frequency semiconductor components for communications network infrastructures. The Company sells its radio frequency semiconductor components to original equipment manufacturers in the wireless and wireline infrastructure market through distributors, worldwide outside sales representatives, through a private label manufacturing partnership, and acting as a contract manufacturer. The chief executive officer has been identified as the chief operating decision maker
(CODM) because he has the final authority over resource allocation decisions and performance assessment.

     All of the Company's net revenues are generated in the United States. The Company's long-lived assets reside in the following geographic areas (in thousands):

                                                         YEAR ENDED
                                                        DECEMBER 31,
                                                            1999
                                                        ------------
Long-lived assets:
  United States.......................................     $3,661
  Canada..............................................        837
                                                           ------
                                                           $4,498
                                                           ======

     Three of the Company's customers, Minicircuits Laboratories, Richardson Electronics Laboratories and Pulsar Microwave accounted for 49%, 19% and 11% of net revenues, respectively, for the year ended December 31, 1997. Minicircuits Laboratories, Richardson Electronics Laboratories and Avnet Electronics accounted for 36%, 40%, and 11% of net revenues, respectively, for the year ended December 31, 1998. Minicircuits Laboratories,

                          STANFORD MICRODEVICES, INC.

                               DECEMBER 31, 1999

Richardson Electronics Laboratories and Avnet Electronics accounted for 41%, 38%, and 13% of net revenues, respectively, for the year ended December 31, 1999. Minicircuits Laboratories, Richardson Electronics Laboratories and Avnet Electronics accounted for 37%, 39% and 10% of net revenues, respectively, for the three months ended March 31, 1999. Minicircuits Laboratories, Richardson Electronics Laboratories and Avnet Electronics accounted for 31%, 39% and 24% of net revenues, respectively, for the three months ended March 31, 2000. No other customer accounted for more than 10% of net revenues during these periods.

10. SPECIAL CHARGES

     In the fourth quarter of 1999, the Company's Board of Directors paid a cash dividend to holders of Common Stock in an aggregate amount of $4,000,000. The Company also agreed to pay a non-recurring bonus totalling $2,990,000 to its stockholders who were also employees and officers of the Company. The bonus was paid in recognition of the stockholders active involvement, leadership and contributions to the rapid development of the Company through the end of 1999. The total amount of the bonus was determined based upon these activities of the stockholders in their capacity as employees and was approved by the Company's Board of Directors. The bonus, which was also intended to assist the stockholders cover any federal or state taxes associated with the payment of the dividend, was paid in December 1999. The Company recorded the $2,990,000 as special charges in the statement of operations as this amount represents a nonrecurring transaction that the Company does not consider to be reflective of its ongoing operations.

11. SUBSEQUENT EVENTS

     Initial Public Offering

     In February 2000, the Company's Board of Directors approved the filing of a Registration Statement with the Securities and Exchange Commission permitting the Company to sell Common Stock to the public. Upon completion of the initial public offering, the Company's Certificate of Incorporation will be amended to authorize 200,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock.

     1998 Stock Plan

     In February 2000, the Company's Board of Directors and Stockholders approved an increase in the number of shares reserved under the 1998 Stock Plan by 1,200,000 shares. In addition, the Board approved automatic increases on the first day of each of the Company's fiscal years beginning January 1, 2001, equal to the lesser of 1,500,000 shares, 3% of the outstanding shares on such date, or a lesser amount determined by the Board of Directors. The shares may be authorized, but unissued, or reacquired Common Stock.

     2000 Employee Stock Purchase Plan

     In February 2000, the Company's Board of Directors and Stockholders approved the 2000 Employee Stock Purchase Plan (the Purchase Plan). A total of 300,000 shares of Common Stock has been reserved for issuance under the Purchase Plan, as well as an automatic annual increase on the first day of each of the Company's fiscal years beginning January 1, 2001 equal

                          STANFORD MICRODEVICES, INC.

                               DECEMBER 31, 1999

to the lesser of 350,000 shares, 1% of the outstanding Common Stock on that date, or a lesser amount as determined by the Board.

     Litigation

     On March 17, 2000, Stanford University filed a complaint against the Company in the United States District Court for the Northern District of California alleging trademark infringement, false designation of origin, dilution and unfair competition. The complaint seeks injunctive relief as well as compensatory, exemplary and punitive damages, costs and attorneys' fees. A hearing on Stanford University's request for a preliminary injunction was held by the District Court on May 8, 2000 and Stanford University was denied the preliminary injunction. Stanford University then filed a motion with the District Court for an emergency injunction pending appeal and on May 16, 2000 Stanford University was denied the emergency injunction. Stanford University has filed a notice of appeal to the United States Court of Appeals for the Ninth Circuit from the denial of the preliminary injunction and has filed a motion with the Court of Appeals for an emergency injunction pending the appeal. The Court of Appeals denied the motion for an emergency injunction. Although the Company is unable to predict the outcome of the litigation at this time, management believes the Company has meritorious defenses and intends to defend the litigation vigorously.

     Contingency

     Prior to the effectiveness of the registration statement covering the shares to be sold in the Company's proposed initial public offering, one of the Company's officers provided written materials to certain individuals the Company had designated as potential purchasers of shares through a directed share program. If the distribution of these materials by the Company were held to be a violation of the Securities Act of 1933, the recipients of these materials who purchase shares in the Company's initial public offering would have the right, for a period of one year from the date of their purchase of the shares, to obtain recovery from the Company of the consideration paid. The Company estimates that the potential liability resulting from this matter that might be incurred upon the completion of its initial public offering to be from zero to $444,000.

EDGAR DESCRIPTION OF GRAPH ON PAGE 32:

[Graph entitled "Simplified RF Subsystem" consisting of three rectangles in one row under the header "Receiver" located over a second row of two rectangles and three triangles under the header "Transmitter". The three rectangles in the top row contain the words "Low Noise Amplifier", "Downconverter" and "Demodulator" inside. The first triangle in the bottom row is above the words "Power Amplifier". To its right is a second triangle with the word "Driver" beneath it. To its right is a third triangle with the word "Pre-Driver" beneath it. To its right is the first rectangle with the word "Upconverter" inside. To its right is the second triangle with the word "Modulator" inside. A line runs from the farthest right rectangle in the bottom row through the items in the bottom row, up on the left side through a square with the word "Switch" to its right, and through the rectangles on the top row. A line with a circle at top and crescents of increasing side appearing to the left of the circle extends from the square with the word "Switch" next to it and is topped with the word "Antenna". To the right of the two rows of triangles and rectangles are the words "Data Signal Input/Output". Above these words is a curving line and an arrow pointing in towards the bottom row. Below the words "Signal Input/Output" is a curving line and an arrow pointing away from the top row.]

EDGAR DESCRIPTION OF GRAPH ON PAGE 36:

[Diagram consisting of four rows of bubbles and rectangles connected by lines. The first row consists of four bubbles with the words "Wafer Fabrication" to the left. Inside the first bubble are the words "GaAs Fab". Inside the second bubble are the words "InGaP Fab". Inside the third bubble are the words "SiGe Fab". Inside the fourth bubble are the words "LDMOS Fab". The second row consists of one rectangle with the words "Wafer Inspection" to the left. Inside the rectangle are the words "Stanford Microdevices Wafer Qualification". The third row consists of five bubbles with the words "Semiconductor Packaging" to the left. Inside the first bubble are the words "Packager-Malaysia". Inside the second bubble are the words "Packager-Thailand". Inside the third bubble are the words "Packager-Philippines". Inside the fourth bubble are the words "Packager-Philippines". Inside the fifth bubble are the words "Packager-Taiwan". The fourth row consists of one rectangle with the words "Final Testing and Quality Assurance to the left. Inside the rectangle are the words "Stanford Microdevices RF Test, Tape and Reel, and Quality Assurance". ]

EDGAR DESCRIPTION OF INSIDE FRONT COVER ARTWORK:

[Graphic of human hand holding a globe of the world. Underneath this graphic are the words "Helping the world stay in touch." Underneath these words is the following text: "Stanford Microdevices is a leading designer and supplier of high performance RF components for communications equipment manufacturers. We design our products to meet the rapidly evolving performance requirements of:

     Mobile wireless applications such as cellular and mobile data networks.

     Broadband wireline applications such as high-speed transmission of voice, data and video.

     Fixed wireless applications such as local and wide area site-to-site data networks.

Our innovative RF products help businesses and people connect for any time, any where communications." Underneath this text is the logo of Stanford Microdevices.]

EDGAR DESCRIPTION OF GATEFOLD ARTWORK:

[Graphic containing the heading at the top of the page "Delivering RF Innovation". Beneath this heading is a diagram consisting of three subdiagrams arranged from left to right.

The diagram on the left is entitled "Mobile Wireless" and consists of two squares attached by a horizontal line with dots on each end, with a third larger square attached to this line with another vertical line with dots. Each square contains a photograph. The larger square on top has an arrow pointing to it from the left.

The diagram in the middle is connected to the diagram on the left by a horizontal line with curves in it and is entitled "Broadband Wireline". This diagram consists of two squares attached by a horizontal line with dots on each end, with a third larger square attached to this line with another vertical line with dots. Each square contains a photograph.

The diagram to the right is connected to the diagram in the middle by a horizontal line with two parallel vertical lines in the middle of it and is entitled "Fixed Wireless". This diagram consists of two squares attached by a horizontal line with dots on each end, with a third larger square attached to this line with another vertical line with dots. Each square contains a photograph.]

EDGAR DESCRIPTION OF INSIDE FRONT COVER ARTWORK:

[Stanford Microdevices logo and URL address]

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Prospectus Summary...................   1
Risk Factors.........................   4
Forward-Looking Statements...........  15
Use of Proceeds......................  16
Dividend Policy......................  16
Capitalization.......................  17
Dilution.............................  18
Selected Consolidated Financial
  Data...............................  20
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................  22
Business.............................  35
Management...........................  47
Certain Transactions.................  58
Principal Stockholders...............  59
Description of Capital Stock.........  61
Shares Eligible for Future Sale......  64
Underwriting.........................  66
Legal Matters........................  68
Experts..............................  68
Where You Can Find Additional
  Information........................  68
Index to Consolidated Financial
  Statements......................... F-1

UNTIL JUNE 18, 2000 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS THAT BUY, SELL OR TRADE IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. DEALERS ARE ALSO OBLIGATED TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

LOGO

4,000,000 SHARES

COMMON STOCK
DEUTSCHE BANC ALEX. BROWN

BANC OF AMERICA SECURITIES LLC

CIBC WORLD MARKETS

ROBERTSON STEPHENS
PROSPECTUS

MAY 24, 2000